
13003503

SWSGROUP









2013 Annual Report and 10-K

COMPANY PROFILE

Founded in Dallas, Texas in 1972, SWS Group, Inc. (the "Company") is a full-service securities and banking firm that delivers a broad range of investment, commercial banking and related financial services to individual, corporate and institutional investors, broker/dealers, governmental entities and financial intermediaries.

SWS Group operates through four business segments grouped primarily by products and services – Clearing, Retail, Institutional and Banking.

Clearing – This business segment provides execution and clearing services to correspondent firms throughout the United States, predominantly on a fully disclosed basis. In addition to clearing trades, the Company's Southwest Securities, Inc. subsidiary provides other products and services to correspondents such as recordkeeping, trade reporting, accounting, general back-office support, securities and margin lending, reorganization assistance and custody of securities.

Retail – This business segment provides securities brokerage and wealth management services, including the sale of retail securities, insurance products and managed accounts, through the employee registered representatives of Southwest Securities, Inc. and through the independent contractor representatives affiliated with SWS Financial Services, Inc. Retail clients have access to the full spectrum of financial services provided by SWS with quality, personalized service.

Institutional – This business segment is comprised of the businesses serving the institutional customers of Southwest Securities, Inc. in securities lending, municipal finance, investment banking, fixed income sales and trading, and equity trading. SWS has institutional offices located across the country.

Banking – This business segment provides traditional banking services through Southwest Securities, FSB, which ranks as one of the largest banks headquartered in North Texas. With total deposits topping the billion-dollar mark, the bank has multiple full-service banking centers in North Texas and El Paso, as well as loan production offices in Austin, Houston and San Antonio. The bank also has banking centers in Ruidoso and Albuquerque, New Mexico.

FINANCIAL HIGHLIGHTS

(In thousands, except per share amounts and employees)	2013	2012	2011	2010	2009
Net revenue [1]	$ 271,653	$ 293,423	$ 342,064	$ 366,971	$ 381,621
Net income (loss)	(33,445)	(4,729)	(23,203)	(2,893)	23,631
Earnings (loss) per share – basic [2]					
Net income (loss)	$ (1.02)	$ (0.14)	$ (0.71)	$ (0.10)	$ 0.86
Weighted average shares outstanding – basic [2]	32,870	32,650	32,515	30,253	27,429
Earnings (loss) per share – diluted [2]					
Net income (loss)	$ (1.02)	$ (0.14)	$ (0.71)	$ (0.10)	$ 0.86
Weighted average shares outstanding – diluted [2]	32,870	32,650	32,515	30,253	27,509
Cash dividend declared per common share	$ 0.00	$ 0.00	$ 0.12	$ 0.36	$ 0.36
Total assets	$ 3,780,373	$ 3,546,843	$ 3,802,157	$ 4,530,691	$ 4,199,039
Long-term debt [3]	165,181	138,450	86,247	99,107	111,913
Stockholders' equity	315,286	355,702	357,469	383,394	340,357
Employees	1,055	1,065	1,073	1,142	1,170

[1] Net revenue is equal to total revenues less interest expense.

[2] Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (paid or unpaid) are treated as participating securities and are factored into the calculation of Earnings per Share ("EPS"), except in periods with a net loss, when they are excluded.

[3] Includes Federal Home Loan Bank advances with maturities in excess of one year and for fiscal year 2013 and 2012, includes the $100.0 million credit agreement with Hilltop Holdings, Inc., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. net of a $16.9 million and $20.9 million discount at June 30, 2013 and June 29, 2012, respectively.

This Annual Report contains statements with respect to the Company's expectations or beliefs as to future events. These types of statements are "forward looking" and are subject to uncertainties. See "Forward-Looking Statements" in the Company's Form 10-K included herewith.

LETTER TO OUR SHAREHOLDERS

L

As we look back on fiscal 2013, several significant accomplishments stand out as milestones on SWS Group Inc.'s road back to consistent profitability. While we haven't reached the end of that journey, we remain optimistic and confident that the steps we are taking today will deliver the positive results expected by our clients and shareholders. We recognize the challenges our industry faces as a result of a stubbornly sluggish economy and volatile market conditions, but we also recognize the opportunities available to our firm, with its diverse business lines, capital strength, and advantageous geographic footprint.

We ended the 2013 fiscal year with a net loss of $33.4 million or $1.02 per diluted share, on net revenues of $271.7 million as compared to a net loss of $4.7 million, or 14 cents per diluted share on net revenues of $293.4 million last fiscal year. Clearly there is much work to be done, but we have taken specific actions to strengthen SWS Group, Inc., and better position the Company in fiscal 2014.

We entered the fiscal year determined to continue strengthening our banking subsidiary, Southwest Securities, FSB (the "Bank"), with an eye toward exiting the regulatory order under which it had operated since February of 2011. Through hard work and the decisive execution of our business plan, in January of 2013 we achieved that goal with the announcement that the Office of the Comptroller of the Currency had terminated the Cease and Desist Order. As a result, our banking subsidiary has emerged stronger, more diversified and better positioned to implement the conservative growth strategy outlined in our capital plan. To that end, we added additional experienced loan officers in our existing markets throughout Texas and New Mexico and opened a new loan production office in San Antonio. As a result of our efforts, the Bank is growing again and recorded a pre-tax profit of $12.7 million in fiscal 2013.

As we have addressed the issues at the Bank, we have deemed it appropriate to return capital to our broker-dealer subsidiary, Southwest Securities Inc. (the "Broker-Dealer"). We have deployed $70 million of the $100 million we raised in 2011, with $50 million allocated to the Broker-Dealer and $20 million to the Bank. At the end of fiscal 2013, both the Bank and Broker-Dealer remained in a strong capital position, with an additional $30 million still held in reserve at the parent company. This capital strength represents a significant competitive advantage for the Company in an uncertain market environment. We are committed to prudently deploying this capital and pursuing opportunities to support our businesses and facilitate growth.

We are sharpening our focus on building on the strengths of our core businesses, which includes developing and leveraging the synergies that exist between them. In the current difficult market conditions, we are committed to improving operating results by pursuing initiatives to increase revenue, while also assessing each of our businesses and evaluating cost control measures throughout the firm. In addition to improving near-term performance, we believe these steps will better position the Company's existing business lines for improved profitability as the industry landscape continues to evolve and market conditions improve.

The diversity of our current business lines and their unique geographic footprints also represent a source of stability for the Company in a challenging market. Our presence in some of the most vibrant market areas in the Southwest and across the country is a continuing strategic advantage.

At the heart of SWS Group's success, both past and future, is our commitment to delivering a level of personalized service that is all too uncommon in today's world. This central focus has served as a steadying force for SWS through fluctuating market cycles and economic conditions. Across our business lines, we remain dedicated to building long-term client relationships based on trust. That trust is earned on a daily basis and it is not something we can, or ever will, take for granted. Each day, we renew our focus on providing extraordinary customer service at every level of our organization and this commitment will serve us well in the year ahead.



James H. Ross
President & Chief Executive Officer

RETAIL

SWS Group's Retail segment leverages the combined strengths of the Private Client Group, SWS Financial Services, Investment Management Group, and Southwest Insurance Agency to create diversified financial solutions for our clients. We have a confident team of investment industry leaders driving growth in our markets.

In fiscal 2013 the Retail segment's primary focus was on strengthening relationships with our existing clients and communities, while creating new relationships with both underserved clients and advisers. After 40 years we still understand the importance of handshakes and personal contact with our clients during this age of electronic communications. Our culture is defined by an open communication style that allows us to turn words into actions that benefit our clients.

Employees of the Private Client Group are financial leaders in the markets we serve. We focus on each individual market as a unique opportunity to meet the communities' specific financial services needs. Our platform offers advisers and their clients the most sought after qualities in the industry, with progressive tools while maintaining an open communication style.

SWS Financial Services provides a turn-key platform that allows independent advisers to focus on their communities and clients. Our services are customized for each adviser's unique practice enabling them to personalize the services offered to their clients.

Retail and Clearing Markets


Private Client Group Offices
States with Correspondents
Sacramento
San Francisco
Monterey
Beverly Hills
San Diego
Southlake
Dallas
Georgetown
Austin
San Antonio
League City
Houston
Norman
Oklahoma City
Plano
Longview
Lufkin


Retail Customer Assets
(At fiscal year end) (dollars in billions)
$12.9
$13.6
$14.3
2011
2012
2013


Clearing Customer Assets
(At fiscal year end) (dollars in billions)
$14.4
$14.7
$15.1
2011
2012
2013

SWS Retail clients have the opportunity to diversify their portfolios through futures, managed futures, commodities, precious metals and other alternative investments.

The Retail segment is meeting the demands of the new financial adviser through wealth management services provided by the Investment Management Group and Southwest Insurance Agency. Both departments have added energetic, experienced business leaders over the past year and are working together to leverage talents and resources and provide leading edge wealth management tools.



CLEARING

Clearing Services put SWS on the map more than 40 years ago and defined the values of teamwork, quality service and efficient technology that continue to drive our success. Today we put a fresh spin on those values to reflect the quickly evolving demands of the clearing business. In fiscal 2013 we focused on our core client base to identify their unique needs and chart a course of action to help them reach their individual goals. Our clients deserve a clearing partner that delivers value beyond securities execution, in order to help them capitalize on new opportunities and overcome their challenges.

Our Clearing Services team is working to provide marketing and recruiting resources, revenue generating business ideas and operational efficiencies driven by data within our platform. Our efforts beyond securities execution will help drive growth for our clients and ourselves, while attracting new growth-oriented correspondents at the same time.

Institutional Segment Net Revenues
Fiscal 2013 (dollars in thousands)


Municipal Finance $ 36,632
Securities Lending $ 8,980
Portfolio Trading $ 15,614
Corporate Finance $ 3,613
Taxable Fixed Income $ 43,108
Total $ 107,947

Southwest Securities Municipal Bond Underwritings
(dollars in billions)


$60
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$ 5
$ 0
800
600
400
300
200
100
0
Aggregate Amount of Offerings
Number of Issues
2011
2012
2013

INSTITUTIONAL

The Company's Taxable Fixed Income division continued to grow its business during fiscal 2013, adding sales and trading professionals in our offices across the country, with some of the division's most significant expansion occurring in the New York City and Fort Lauderdale locations.

The division is active in the underwriting, sale and trading of a broad range of fixed income securities, including corporate bonds, mortgage-backed securities (MBS), commercial mortgage-backed securities (CMBS), asset-backed securities (ABS), U.S. government agency securities and structured products. In addition to hiring several ABS and CMBS sales and trading professionals in New York City, the group saw a significant increase in Agency underwriting during fiscal 2013.

With its continued focus on growth, the Taxable Fixed Income division has remained dedicated to a strategy of recruiting professionals who are not only highly experienced and qualified, but who share the team's commitment to developing long-term client relationships.

Amid the volatile interest rate environment, headline grabbing news and speculation regarding municipal defaults, SWS Group remains firmly committed to the municipal industry. Municipal Finance is historically one of the Company's most robust business lines and maintains its practice in guiding both institutional and retail investors through these market changes in 2013 and beyond.

In our Financial Advisory Practice, public market issuers have never been more challenged than they are today. The firm just completed one of the most rewarding fiscal years in its history, in terms of revenues, volume and number of issuances.

Whether serving as financial adviser or underwriter, the Municipal Finance unit during fiscal 2013 handled nearly 700 assignments totaling some $51.1 billion in par value.

In addition to our deep roots and strong presence in Texas, SWS has Municipal Finance offices in many of the country's most active municipal marketplaces including California, Florida, New York/New England, and the Southeast including Kentucky, North Carolina, South Carolina, and Tennessee. Our veteran investment bankers work with school districts and municipalities in each of our market areas to deliver comprehensive and customized solutions to their financing needs.

Southwest Securities' Agency Trading department delivers support for equity and options trading through fully automated platforms designed to provide the highest level of service to our clients. Our team of experienced industry professionals also provides the specialized service required for larger and more complex orders. We enhance our service by routing trades to a diverse group of market centers and regularly monitoring trades to ensure best execution.

The experienced team in SWS's Portfolio Trading department utilizes a customizable trading platform to execute baskets of orders for institutional clients according to their unique specifications. With customizable and proprietary trading strategies, we are dedicated to delivering quality personalized service from order receipt through settlement.

In fiscal year 2013 SWS's Securities Lending department looked to capitalize on their strengths to add counterparties and build on existing relationships. Through the ebb and flow of the financial markets, we are exploring opportunities within the firm to build inventories and drive growth in this successful business line.

Institutional Segment Office Locations


Taxable Fixed Income Offices
Municipal Finance Offices
Aspen
Evergreen
Chicago
New York
Bloomfield
Lexington
Charlotte
Columbia
Memphis
Palm Beach
Fort Lauderdale
San Francisco
Encino
Huntington Beach
Aliso Viejo
Cardiff
Albuquerque
Allen
Austin
San Antonio
The Woodlands
Dallas


Bank Capital Ratios
June 30, 2013
Total Risk-Based Capital
Tier I (Core) Capital
25%
20%
15%
10%
5%
0%
24.9%
Actual
8% For Capital Adequacy Purposes
13.5%
Actual
4% For Capital Adequacy Purposes

BANKING

The Company's banking subsidiary, Southwest Securities, FSB, achieved a significant milestone in January 2013, with the announcement that regulators had terminated the Cease and Desist Order (C&D) under which the Bank had operated since 2011. The lifting of the C&D was the result of sustained and consistent progress on several fronts, including the Bank's continued success in reducing classified asset levels while maintaining capital ratios well in excess of regulatory minimums.

The Bank is now focused on rebuilding and diversifying its balance sheet while increasing earnings during fiscal 2014. It has emerged well-capitalized and with sound footing to execute its plans for conservative growth throughout the markets we serve. Southwest Securities, FSB, has Texas locations in Arlington, Austin, Dallas, El Paso, Fort Worth, Granbury, Houston, Southlake, San Antonio, and Waxahachie, in addition to banking centers in Albuquerque and Ruidoso, New Mexico.

In addition to its focus on commercial banking, including designation as a Preferred Lender for the U.S. Small Business Administration, the Bank offers mortgage warehouse lending to mortgage bankers across the country. The Bank also provides a full suite of treasury management products and consumer banking services.


Banking Locations
Full Service Banking Centers
Loan Production Offices
Albuquerque
Fort Worth
Southlake
Arlington
Dallas
El Paso
Ruidoso
Austin
Houston
Granbury
Waxahachie
San Antonio

While the uncertainty of the interest rate environment is expected to continue to create volatility in the mortgage warehouse program, improving economic conditions in our market areas will provide a sound basis for the continued rebuilding of the Bank's held for investment loan portfolio. With the lifting of the C&D and the new focus on conservative growth, the Bank began growing this portfolio in the third quarter of fiscal 2013 for the first time since June of 2010.

Our growing team of experienced lending professionals and our relationship-driven business model have positioned Southwest Securities, FSB, as a trusted advisor and resource for clients throughout Texas and New Mexico.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2013

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 000-19483

SWS GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	**75-2040825**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1201 Elm Street, Suite 3500, Dallas, Texas	**75270**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(214) 859-1800**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.10 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ___ No _X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in **Part III** of this Form 10-K or any amendment to this Form 10-K. ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer____ Accelerated filer _X_
Non-accelerated filer ____ (Do not check if a smaller reporting company) Smaller reporting company ____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ___ No _X_

The aggregate market value of voting and non-voting common equity held by non-affiliates on December 31, 2012 was $200,412,000 based on the closing price of the registrant's common stock, $5.29 per share, as reported on the New York Stock Exchange on December 31, 2012. For purposes of this computation, all officers, directors and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed an admission that such officers, directors or 10% beneficial owners are, in fact, affiliates of the registrant.

As of August 30, 2013, there were 33,076,003 shares of the registrant's common stock, $0.10 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement on Schedule 14A to be used in connection with the solicitation of proxies to be voted at the Registrant's Annual Meeting of Stockholders to be held on November 14, 2013 are incorporated by reference into Part III of this Annual Report on Form 10-K.

SWS GROUP, INC. AND SUBSIDIARIES

INDEX TO 2013 ANNUAL REPORT ON FORM 10-K

FORWARD-LOOKING STATEMENTS

From time to time we make statements (including some contained in this report) that predict or forecast future events, depend on future events for their accuracy, or otherwise contain "forward-looking" information and constitute "forward-looking statements" within the meaning of applicable U.S. securities laws. Such statements are generally identifiable by terminology such as "plans," "expects," "estimates," "budgets," "intends," "anticipates," "believes," "projects," "indicates," "targets," "objective," "could," "should," "may" or other similar words. By their very nature, forward-looking statements require us to make assumptions that may not materialize or that may not be accurate. Readers should not place undue reliance on forward-looking statements and should recognize that such statements are predictions of future results, which may not occur as anticipated. Actual results may differ materially as a result of various factors, some of which are outside of our control, including:

- the interest rate environment;
- the volume of trading in securities;
- the liquidity in capital markets;
- the volatility and general level of securities prices and interest rates;
- the ability to meet regulatory capital requirements administered by federal agencies;
- the level of customer margin loan activity and the size of customer account balances;
- the demand for real estate in Texas, New Mexico and the national market;
- the credit-worthiness of our correspondents, trading counterparties and of our banking and margin customers;
- the demand for investment banking services;
- general economic conditions, especially in Texas and New Mexico, and investor sentiment and confidence;
- the value of collateral securing the loans we hold;
- competitive conditions in each of our business segments;
- changes in accounting, tax and regulatory compliance requirements;
- changes in federal, state and local tax rates;
- the ability to attract and retain key personnel;
- the availability of borrowings under credit lines, credit agreements and credit facilities;
- the potential misconduct or errors by our employees or by entities with whom we conduct business;
- the ability of borrowers to meet their contractual obligations and the adequacy of our allowance for loan losses; and
- the potential for litigation and other regulatory liability.

Our future operating results also depend on our operating expenses, which are subject to fluctuation due to:

- variations in the level of compensation expense incurred as a result of changes in the number of total employees, competitive factors or other market variables;
- variations in expenses and capital costs, including depreciation, amortization and other non-cash charges incurred to maintain our infrastructure; and
- unanticipated costs which may be incurred from time to time in connection with litigation, regulation and compliance, loan analyses and modifications or other contingencies.

Other factors, risks and uncertainties that could cause actual results to differ materially from our expectations discussed in this report include those factors described in the sections titled Item 1. "Business," Item 1A. "Risk Factors," Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview," "-Financial Condition," and "-Critical Accounting Policies and Estimates" and those discussed in our other reports filed with and available from the Securities and Exchange Commission (the "SEC"). Our forward-looking statements are based on current beliefs, assumptions and expectations. All forward-looking statements speak only as of the date on which they are made and, except as required by law, we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances upon which any statement is based.

PART I

ITEM 1. BUSINESS

We are a diversified financial services holding company focused on delivering a broad range of investment banking, commercial banking and related financial services to corporate, individual and institutional investors, broker/dealers, governmental entities and financial intermediaries. We are the largest full-service brokerage firm headquartered in the Southwestern United States (based on the number of financial advisors).

For purposes of this report, unless the context otherwise indicates, references to "we," "us," "our," "SWS" and the "company" mean SWS Group, Inc. collectively with all of our subsidiaries, and references to "SWS Group" mean solely SWS Group, Inc. as a single entity.

SWS Group is a Delaware corporation that was incorporated in 1972, and that has its common stock listed on the New York Stock Exchange ("NYSE"). Our principal executive offices are located at 1201 Elm Street, Suite 3500, Dallas, Texas 75270. Our telephone number is (214) 859-1800 and our website is www.swsgroupinc.com. We do not intend for information contained on our website to be part of this Form 10-K. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference room at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for information on the public reference room.

The SEC also maintains an Internet site at www.sec.gov that contains our annual, quarterly and current reports, proxy and information statements and other electronic filings. We make available free of charge on or through our website our annual, quarterly and current reports and amendments to those reports as soon as reasonably practicable after we electronically file such material with or furnish it to the SEC. Additionally, we will provide electronic or paper copies of our filings free of charge upon request.

Our principal brokerage subsidiary, Southwest Securities, Inc. ("Southwest Securities"), is a registered broker/dealer and a member of the NYSE. It is also a member of the Financial Industry Regulatory Authority ("FINRA"), Securities Investor Protection Corporation ("SIPC"), and other regulatory and trade organizations.

Southwest Securities provides integrated trade execution, clearing and client account processing to over 150 financial service organizations, which includes correspondent broker/dealers and registered investment advisors in 29 states and Canada. Southwest Securities serves individual investors through its private client group offices in Texas, California and Oklahoma and also serves institutional investors nationwide. Southwest Securities also extends margin credit and lends securities and manages and participates in underwriting equity and fixed income securities. For the fiscal year ended June 30, 2013, revenues from Southwest Securities accounted for approximately 73% of our consolidated revenues.

We also operate SWS Financial Services, Inc. ("SWS Financial"), a broker/dealer subsidiary that is also registered with FINRA. SWS Financial contracts with 297 individual registered representatives (who are FINRA licensed salespersons) for the administration of their securities business. While these registered representatives must conduct all of their securities business through SWS Financial, they may separately conduct insurance, real estate brokerage or other business for other companies or for their own accounts. The registered representatives are responsible for all of their direct expenses and are paid higher commission rates than Southwest Securities' registered representatives to compensate them for their added expenses. SWS Financial is a correspondent of Southwest Securities.

We offer full-service, traditional and Internet banking through Southwest Securities, FSB (the "Bank"). The Bank is a federally chartered savings bank, organized and existing under the laws of the United States and regulated since July 21, 2011 by the Office of the Comptroller of the Currency (the "OCC"). Prior to July 21, 2011, the Bank was regulated by the Office of Thrift Supervision ("OTS"). As of July 21, 2011, the Federal Reserve Board ("FRB") began supervising and regulating SWS Group and SWS Banc Holdings, Inc. ("SWS Banc"). The Bank conducts business from its main operating facilities and headquarters in Dallas, Texas and 9 banking center locations in Texas and New Mexico. In 2003, SWS Banc was incorporated in the state of Delaware as a wholly-owned subsidiary of SWS Group, and became the sole stockholder of the Bank in 2004.

PRODUCTS AND SERVICES

In fiscal 2013, we operated through four business segments grouped primarily by products, services and customer base: clearing, retail, institutional and banking. The segments are managed separately based on the types of products and services offered and their related client bases and are consistent with how we manage our resources and assess our performance. For more information about each of these business segments, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," below. See also **Note 23** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 30, 2013, June 29, 2012 and June 24, 2011 included under Item 8. "Financial Statements and Supplementary Data" for information regarding the revenues, income (loss) and total assets of each of our business segments.

Clearing. Our Clearing segment provides clearing and execution services for other broker/dealers (predominantly on a fully disclosed basis). Our clientele includes general securities broker/dealers and firms specializing in high-volume trading.

In a fully disclosed clearing transaction, the identity of the clearing client's ("correspondent") customer is known to us and we physically maintain the client's account and perform a variety of services as agent for the correspondent. Revenues in this segment are generated primarily through transaction charges to our correspondent firms for clearing their trades according to a contractual schedule.

In addition to clearing trades, we tailor our services to meet the specific needs of our clients and offer products and services such as recordkeeping, trade reporting, accounting, general back-office support, securities and margin lending, reorganization assistance and custody of securities.

We currently support a wide range of clearing clients, including discount and full-service brokerage firms, direct access firms, registered investment advisors and institutional firms. High-volume trading firms trade actively on a proprietary basis or provide services to those customers who trade actively on a daily basis. As of June 30, 2013, we provided clearing services for two high-volume trading firms. The nature of services provided to the customers of high-volume trading firms and the internal costs necessary to support them are substantially lower than the standard correspondent costs and services. Accordingly, fees for services to these correspondents, on a per trade basis, are discounted substantially from the fees normally charged to other customers.

The terms of our agreements with our correspondents define the allocation of financial, operational and regulatory responsibility arising from the clearing relationship. To the extent that the correspondent has available financial resources, we are protected against claims by customers of the correspondent arising from actions by the correspondent; however, if the correspondent is unable to meet its financial obligations, dissatisfied customers may attempt to recover from us.

Retail. The Retail segment includes the sale of retail securities, insurance products and managed accounts. This segment generates revenue primarily through commissions charged on securities transactions, fees from managed accounts and the sale of insurance products as well as net interest income from retail customer account balances.

Retail Securities. We act as securities broker for retail investors in the purchase and sale of securities, options, commodities and futures contracts that are traded on various exchanges or in the over-the-counter market through our employee registered representatives or our independent contractor arrangements. As a securities broker, we extend margin credit on a secured basis to our retail customers in order to facilitate securities transactions. Through our insurance subsidiaries, we hold insurance licenses in 44 states in order to facilitate the sale of insurance and annuity products by our financial advisors to retail clients. In most cases, we charge commissions to our clients in accordance with our established commission schedule, subject to certain discounts based upon the client's level of business, the trade size and other relevant factors. Some of our registered representatives also maintain licenses to sell certain insurance products. Southwest Securities is registered with the Commodity Futures Trading Commission ("CFTC") as a non-guaranteed introducing broker and is a member of the National Futures Association ("NFA"). Southwest Securities is also a fully disclosed client of two of the largest futures commission merchants in the United States.

Our financial advisors work with their individual clients to create investment portfolios based on the client's specific financial goals and tolerance for risk. We provide access to fee-based platforms and a wide array of products and services including access to investment management programs that can be tailored to the individual client relationship to enhance the financial advisor's business and benefit his or her clients.

At June 30, 2013, Southwest Securities employed 167 registered representatives in 17 retail brokerage offices (one located in each of Austin, Dallas, Georgetown, Houston, League City, Longview, Lufkin, Plano, San Antonio and Southlake, Texas; one located in each of Oklahoma City and Norman, Oklahoma; one located in each of Beverly Hills, Monterey, Sacramento, San Diego and San Francisco, California). In addition, at June 30, 2013, SWS Financial had contracts with 297 independent retail representatives for the administration of their securities business.

Insurance. Southwest Financial Insurance Agency, Inc. and Southwest Insurance Agency, Inc (collectively, "SWS Insurance") hold insurance agency licenses in 44 states to allow our registered representatives to sell insurance and annuity products to their retail customers. We retain no underwriting risk related to the insurance and annuity products that SWS Insurance sells.

Managed Accounts. Through the Investment Management Group of Southwest Securities, we provide a number of advisory programs that offer advisors a wide array of products and services for their advisory business.

Margin Lending. We extend credit on a secured basis directly to our customers, the customers of correspondent firms and the correspondent firms themselves in order to facilitate securities transactions. This credit, which generates interest income, is known as "margin lending" and is conducted primarily in our clearing and retail segments. We extend margin credit to correspondent firms only to the extent that such firms pledge their own ("proprietary") assets as collateral. Our correspondents are required to indemnify us against margin losses in their customers' accounts. Because we must rely on the guarantees and general creditworthiness of our correspondents, we may be exposed to significant risk of loss if they are unable to meet their financial commitments should there be a substantial adverse change in the value of the margined securities.

In customer margin transactions, the client borrows money from us to purchase securities or for other purposes. The loan is collateralized by the securities purchased or by other securities owned by the client. Interest is charged to clients on the amount borrowed to finance margin transactions at a floating rate. The rate charged is dependent on the average net debit balance in the client's accounts, the activity level in the accounts and the applicable cost of funds. The amount of the loan is subject to the margin regulations ("Regulation T") of the Board of Governors of the Federal Reserve System, FINRA margin requirements and our internal policies. In most transactions, Regulation T limits the amount loaned to a customer for the purchase of securities to 50% of the purchase price. Furthermore, in the event of a decline in the value of the collateral, FINRA requirements regulate the percentage of client cash or securities that must be on deposit as collateral for the loan.

In permitting clients to purchase on margin, we are subject to the risk that the value of our collateral could fall below the amount of that client's indebtedness. Agreements with margin account clients permit us to liquidate the clients' securities with or without prior notice in the event of an insufficient amount of margin collateral. Despite those agreements, we may be unable to liquidate the clients' securities for various reasons including, but not limited to, a thin trading market, an excessive concentration or the issuance of a trading halt.

The primary source of funds to finance client margin account balances is credit balances in the client's account. We generally pay interest to clients on these credit balances at a rate determined periodically. SEC regulations restrict the use of client funds to the financing of client activities including margin account balances. Excess customer credit balances, as defined by SEC regulations, are invested in short-term securities segregated for the exclusive benefit of customers as required by SEC regulations. We generate net interest income when there is a positive interest rate spread between the rate earned from margin lending and segregated short-term investments and the rate paid on customer credit balances.

Institutional. The Institutional segment is comprised of businesses serving institutional customers in the areas of securities borrowing and lending, municipal finance, investment banking, fixed income sales and equity trading. Revenues in the institutional segment are derived from the net interest spread on stock loan transactions, commission and trading income from fixed income and equity products and investment banking fees from taxable and municipal securities transactions.

Securities Lending Activities. Our securities borrowing and lending business includes borrowing and lending securities for other broker/dealers, lending institutions and our own clearing and retail operations. These activities involve borrowing securities to cover short sales and to complete transactions in which clients have failed to deliver securities by the required settlement date and lending securities to other broker/dealers for similar purposes.

When borrowing securities, we are required to deposit cash or other collateral or to post a letter of credit with the lender, and we generally receive a rebate (based on the amount of cash deposited) or a fee calculated to yield a negotiated rate of return. When lending securities, we receive cash or similar collateral and generally pay interest (based on the amount of cash deposited) to the other party to the transaction. Generally, we earn net interest income based on the spread between the interest rate on cash or similar collateral we deposit and the interest rate paid on cash or similar collateral we receive.

Securities borrowing and lending transactions are executed pursuant to written agreements with counterparties that generally require securities borrowed and loaned to be marked-to-market on a daily basis, excess collateral to be refunded, and deficit collateral to be furnished. Collateral adjustments are made on a daily basis through the facilities of various clearinghouses. We are a principal in these securities borrowing and lending transactions and are liable for losses in the event of a failure of any other party to honor its contractual obligation. Our management sets credit limits with each counterparty and reviews these limits regularly to monitor the risk level with each counterparty. The securities lending business is conducted primarily from Southwest Securities' New Jersey office using a specialized sales force.

Municipal Finance. Our municipal finance business earns investment banking revenues by assisting public entity clients in meeting their financial needs and advising them on the most advantageous means of raising capital. Our municipal finance professionals assist public bodies in originating, syndicating and distributing securities of municipalities and political subdivisions.

Southwest Securities maintains municipal finance branch offices in Allen, Austin, Dallas and San Antonio, Texas; Aliso Viejo, Cardiff, Encino and Huntington Beach, California; Palm Beach Gardens, Florida, Chicago, Illinois, New York, New York, Albuquerque, New Mexico; Charlotte, North Carolina; Lexington, Kentucky; Columbia, South Carolina and Memphis Tennessee.

Participation in firm commitment municipal underwritings can expose us to material risk because we may not be able to sell the securities we have committed to purchase at the initial offering price. In addition, federal and state securities laws and regulations also affect the activities of underwriters and impose substantial potential liabilities for violations of such laws and regulations in connection with sales of securities by underwriters to the public.

Fixed Income Sales and Equity Trading. Our fixed income sales and trading group specializes in trading and underwriting U.S. government and agency bonds, corporate bonds, municipal bonds, mortgage-backed, asset-backed and commercial mortgage-backed securities and structured products. The clients of our fixed income group include corporations, insurance companies, banks, mutual funds, money managers and other institutions. Southwest Securities has fixed income offices in Dallas and The Woodlands, Texas; Encino and San Francisco, California; Aspen and Evergreen, Colorado; Ft. Lauderdale and Palm Beach Gardens, Florida; Chicago, Illinois; Bloomfield, New Jersey; New York, New York and Memphis, Tennessee.

Our equity trading department focuses on providing best execution for equity and option orders for clients. We also execute institutional portfolio trades and are a market maker in a limited number of listed securities.

Our syndicate department, housed within our fixed income sales group, coordinates the distribution of managed and co-managed corporate equity underwritings, accepts invitations to participate in competitive or negotiated underwritings managed by other investment banking firms and allocates and markets our selling allotments to institutional clients and to other broker/dealers.

Banking. The Banking segment offers traditional banking products and services through 9 full-service banking centers with nine banking centers located in Texas, one located in each of Arlington, Dallas, El Paso, Fort Worth, Granbury, Southlake and Waxahachie, and one located in each of Albuquerque and Ruidoso, New Mexico . Our focus in business banking includes small business ("SBA") lending. We originate the majority of our loans internally, and we believe this business model helps us build more valuable relationships with our customers.

The Bank offers a full array of deposit products, including checking, savings, money market and certificates of deposit. As a full-service lender, the Bank offers competitive rates and terms on business loans, as well as a full line of consumer loans. Customers have access to comprehensive Internet banking services and online bill payment. The Bank offers commercial loans, commercial real estate loans and consumer loans, primarily in Texas and New Mexico.

Our mortgage purchase division purchases participations and sub-participations in newly originated residential loans (mainly 1-4 family residential loans) from various mortgage bankers nationwide. In the fourth quarter of fiscal 2012, the Bank signed a sub-participation agreement with a non-affiliate bank to sub-participate in this bank's mortgage purchase program. We have made a maximum total commitment of $20.0 million pursuant to this agreement. The loans are pre-committed for sale by the mortgage company to secondary investors. As of June 30, 2013, none of the $174.0 million purchased mortgage loans held for investment balance was from this sub-participation agreement. The purchased mortgage loans held for investment are held by the Bank on average for 25 days or less. Approximately 95% of the loans conform to the standards of Fannie Mae, Freddie Mac or Ginnie Mae, and the rest are "A" credit jumbo loans. As of the date of this report, the Bank had approximately 50 customer/originators across the nation. Although the Bank is exposed to credit risk before the loans are sold by the mortgage company, currently there is no recourse to the Bank after the mortgage company sells the loan to the secondary investor.

The Bank earns substantially all of its revenues on the spread between the rates charged to customers on loans and the rates paid to depositors.

Revenues by Source

The following table shows our revenues by source for the last three fiscal years (dollars in thousands):

	2013		2012		2011	
	Amount	Percent	Amount	Percent	Amount	Percent
Net revenues from clearing operations	$ 8,719	3%	$ 9,385	3%	$ 10,708	3%
Commissions:						
Listed equities	191	—	163	—	232	—
Over-the-counter equities	42,234	13	35,119	10	36,036	9
Corporate bonds	17,824	6	19,082	6	23,540	6
Government bonds and mortgage-backed securities	7,837	2	14,275	4	14,951	4
Municipal bonds	37,268	12	46,687	13	50,962	13
Options	831	—	1,058	—	1,295	—
Mutual funds	14,639	5	11,739	3	11,744	3
Other	4,796	1	3,732	1	3,907	1
	125,620		131,855		142,667	
Interest	97,350	30	122,120	35	138,867	36
Investment banking fees:						
Corporate finance	3,613	1	4,606	1	4,215	1
Municipal finance	18,128	6	17,060	5	15,937	4
Taxable fixed income	8,947	3	8,448	2	10,319	3
Other (trading and other)	67	—	57	—	83	—
	30,755		30,171		30,554	
Advisory and administrative fees:						
Money market funds	—	—	(552)	—	435	—
Managed account fees	12,008	4	9,206	3	8,101	2
Other	2,492	1	1,989	—	2,083	1
	14,500		10,643		10,619	
Net gains on principal transactions:						
Equity securities	1,027	—	44	—	1,123	—
Municipal securities	3,519	1	19,511	5	22,459	6
Corporate bonds	5,469	2	4,931	1	5,739	1
Government issues	(514)	—	(3,286)	—	3,345	1
Other	7,894	2	6,849	2	4,573	1
	17,395		28,049		37,239	
Other:						
Insurance products	15,221	5	13,563	4	12,919	3
Other security accounts fee revenue	2,506	1	2,645	1	2,907	1
Floor brokerage	705	—	814	—	732	—
Non-interest bank revenue	2,678	1	2,718	1	(838)	—
Regulatory fees	302	—	293	—	404	—
Other	2,363	1	1,485	—	3,041	1
	23,775		21,518		19,165	
Total revenue	$ 318,114	100%	$ 353,741	100%	$ 389,819	100%

COMPETITION

We encounter intense competition in our businesses. We compete directly with securities firms and banks, many of which have substantially greater capital and other resources than we have. We also encounter competition from insurance companies and financial institutions in many elements of our businesses.

The brokerage entities compete with other brokerage and financial services companies principally on the basis of service, product selection, price, location and reputation. We operate at a price disadvantage to discount brokerage firms that do not offer equivalent services. We compete for the correspondent clearing business on the basis of service, reputation, financial strength, price, technology and product selection.

Competition for successful securities traders, stock loan professionals and investment bankers among securities firms and other competitors is intense, as is competition for experienced financial advisors. We recognize the importance of hiring and retaining skilled professionals so we invest heavily in the recruiting process. The failure to attract and retain skilled professionals could have a material adverse effect on our business and on our performance.

The Bank also operates in an intensely competitive environment. This environment includes other banks, credit unions, nonbank lenders and insurance companies. The competition ranges from small community banks to large multinational commercial banks. As with the securities industry, the ability to attract and retain skilled professionals is critical to the Bank's success. To enhance these activities the Bank utilizes SWS for assistance in recruiting and educational programs. The Bank competes for community banking customers locally based on reputation, service, location and price. The Bank also competes nationally for the purchase of residential loans through its mortgage purchased division.

REGULATION

We operate in the financial services industry as, among other things, a securities broker/dealer, an SEC registered investment adviser and a bank. As a result, our businesses are highly regulated by U.S. federal and state regulatory agencies, self-regulatory organizations and national securities exchanges and, to a lesser extent, by foreign governmental agencies and financial regulatory bodies. As a matter of public policy, regulatory bodies in the United States are charged with, among other things, safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers, including depositors, the Federal Deposit Insurance Fund ("DIF"), and the banking system as a whole, not with protecting the interests of regulated entities or their creditors or stockholders.

Significant laws and regulations that are applicable to us are described below. The description is a summary that is qualified in its entirety by reference to the full text of the statutes, regulations and policies that are described. Also, such statutes, regulations and policies are continually under review by Congress and state legislatures and federal, state and other regulatory bodies.

We are regulated by the SEC and are subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the regulations promulgated hereunder, as administered by the SEC. As a public company with common stock listed on the NYSE, we are subject to corporate governance requirements established by the SEC and the NYSE, as well as federal and state law. Under the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes- Oxley Act"), we are required to meet certain requirements regarding business dealings with members of our Board of Directors, the structure of our Audit Committee and ethical standards for our senior financial officers. Also, under Section 404 of the Sarbanes-Oxley Act, we are required to assess the effectiveness of our internal controls over financial reporting and to obtain an opinion from our independent auditors regarding the effectiveness of our internal controls over financial reporting. Under SEC and NYSE rules, we are required to comply with other standards of corporate governance, including having a majority of independent directors serve on our Board of Directors, and the establishment of independent audit, compensation and corporate governance committees.

SWS Group is a legal entity that is separate and distinct from its banking and non-banking subsidiaries. The principal sources of funds for SWS Group are cash dividends paid by its subsidiaries, capital contributions from the sale of its securities, investment income, and borrowings. Federal laws normally limit the amount of dividends or other capital distributions that a banking institution can pay, and the Bank must obtain prior approval from the OCC before it can pay dividends to us.

Due to the economic crisis, many new regulations and statutes have been proposed or enacted over the past several years that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating and doing business in the United States. Most notably, on July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was enacted.

The Dodd-Frank Act sought to restore responsibility and accountability to the U.S. financial system by significantly altering the regulation of financial institutions and the financial services industry. Most of the provisions contained in the Dodd-Frank Act have delayed effective dates, and full implementation will require many new rules to be issued by federal regulatory agencies over the next several years. While we continue to closely monitor the implementation of the Dodd-Frank Act, including new and proposed regulations, the full impact of the new rules on our business is still uncertain.

Among other things, the Dodd-Frank Act:

- Established the Consumer Financial Protection Bureau (the "Bureau"), an independent organization within the Federal Reserve that (i) protects consumers through education, (ii) promulgates regulations that implement specified consumer protection laws applicable to all entities offering consumer financial products or services and (iii) enforces regulations that it promulgates.
- Established the Financial Stability Oversight Council, which has the authority to identify and monitor institutions and systems which pose a systemic risk to the financial system, and to impose standards regarding capital, leverage, liquidity, risk management and other requirements for these financial institutions.
- Abolished the OTS and transferred its functions, powers, authorities, rights, and duties related to the following to other federal banking agencies on July 21, 2011:
    - Those related to the supervision of savings and loan holding companies and their subsidiaries (other than depository institutions) were transferred to the FRB;
    - Those related to federal savings associations were transferred to the OCC; and
    - Those related to state savings associations were transferred to the Federal Deposit Insurance Corporation ("FDIC").
- Established minimum capital requirements for depository institution holding companies.
- Changed the base for FDIC insurance assessments.
- Increased the minimum reserve ratio for the DIF from 1.15% to 1.35%.
- Permanently increased the deposit insurance coverage amount from $100,000 to $250,000.
- Directed the Federal Reserve to establish interchange fees for debit cards pursuant to a restrictive "reasonable and proportional cost" per transaction standard.
- Limited the ability of banking organizations to sponsor or invest in private equity and hedge funds and to engage in proprietary trading.
- Granted the U.S. government the authority to liquidate or take emergency measures with respect to troubled nonbank financial companies, including the establishment of an orderly liquidation fund.
- Increased regulation of asset-backed securities, including a requirement that issuers of asset-backed securities retain at least 5% of the risk of the asset-backed securities.
- Increased regulation of mortgage originations, including originator compensation, minimum repayment standards and prepayment consideration.
- Established new disclosure and other requirements relating to executive compensation and corporate governance.
- Increased transparency of non-hedging derivative trading activity, with the goal of limiting speculation and increasing accountability in the commodities and derivatives (including swaps) markets.
- Removed the prohibition on paying interest on demand deposit accounts.

From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory bodies. These initiatives may include proposals to expand or contract the powers of holding companies and depository institutions or proposals to substantially change the regulatory system for financial institutions. Such legislation could change banking and brokerage statutes and our operating environment in substantial and unpredictable ways. If enacted, such legislation or regulatory changes could increase or decrease our cost of doing business (including increased compliance costs), limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether any such legislation or regulatory initiatives will be enacted, and, if enacted, the impact that it, and any implementing regulations, would have on our financial condition or results of operations. Any change in statutes, regulations or regulatory policies, or their implementation, interpretation, or enforcement, applicable to us or any of our subsidiaries could have a material adverse effect on our business.

Regulation of SWS Group. SWS Group is regulated under the Savings and Loan Holding Company Act, as amended (the "SLHC Act"), and its subsidiaries that are not functionally regulated are subject to inspection, examination and supervision by the FRB.

The FRB has the power to order any savings and loan holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the FRB has reasonable grounds to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the holding company.

The Dodd-Frank Act requires the federal financial regulatory agencies to adopt rules that prohibit banks and their affiliates from engaging in proprietary trading and investing in and sponsoring certain unregistered investment companies (including hedge funds and private equity funds), subject to certain exceptions. This provision is commonly called the "Volcker Rule". In October 2011 and January 2012, federal regulators proposed rules to implement the Volcker Rule. The proposed rules are highly complex, and many aspects of their application remain uncertain.

FRB policy has historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Act codified this policy as a statutory requirement for savings and loan holding companies, including SWS Group. Under this requirement, SWS Group is expected to commit resources to support the Bank, including at times when it may not be in a financial position to provide such resources. Any capital loans by a holding company to any of its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a holding company's bankruptcy, any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment. The implementing regulations for the "source of strength" statute have not been proposed.

Regulation of the Securities Business. The securities industry in the United States is subject to extensive regulation under federal and state laws and regulations. Our U.S. broker/dealer subsidiaries are registered as such with the SEC and FINRA. Self-regulatory organizations such as FINRA have also enacted rules (which are subject to approval by the SEC) that govern their members and the industry. Securities firms are subject to regulation by state securities commissions in the states in which they conduct business. Southwest Securities and SWS Financial are registered in all 50 states and the District of Columbia. Southwest Securities is also registered in the U.S. Virgin Islands and Puerto Rico. Federal, state and other regulatory authorities have the power to undertake periodic examinations of our securities broker/dealer operations for the purpose of assuring our compliance with the applicable rules and regulations.

Broker/dealers are subject to regulations that cover all aspects of the securities business, including the manner in which securities transactions are effected, net capital requirements, recordkeeping and reporting procedures, relationships and conflicts with customers, the handling of cash and margin accounts, sales methods and conduct, experience and training requirements for certain employees, the conduct of investment banking and research activities and the manner in which we prevent and detect money-laundering activities. Legislation and changes in rules promulgated by the SEC and by self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules often directly affect the method of operation and profitability of broker/dealers. The SEC, self-regulatory organizations and states may conduct administrative and enforcement proceedings that can result in censure, fine, suspension or revocation of a broker/dealer firm, its officers or employees.

Our broker/dealer subsidiaries are subject to the SEC's net capital rule (Exchange Act Rule 15c3-1). Generally, a broker/dealer's net capital is equal to its net worth plus qualified subordinated debt less deductions for non-allowable (or non-liquid) assets and other adjustments and operational charges. The SEC and FINRA impose rules that require notification when net capital falls below a certain threshold. These rules also dictate the ratio of debt-to-equity in the regulatory capital composition of a broker/dealer and constrain the ability of a broker/dealer to expand its business under certain circumstances. If a firm fails to maintain the required net capital, it may be subject to suspension or revocation of registration by the applicable regulatory authority, and suspension or revocation by these regulators could ultimately lead to the firm's liquidation.

Compliance with the net capital requirements may limit our operations, requiring the intensive use of capital. Such rules require that a certain percentage of our assets be maintained in relatively liquid form and therefore act to restrict our ability to withdraw capital from our broker/dealer subsidiaries, which in turn may limit our ability to pay dividends, repay debt or redeem or purchase shares of our outstanding common stock. Any change in such rules or the imposition of new rules affecting the scope, coverage, calculation or amount of capital requirements, or a significant operating loss or any unusually large charge against capital, could adversely affect our ability to pay dividends, meet our debt covenant requirements or to expand or maintain our operations. In addition, such rules may require us to make substantial capital contributions into one or more of our broker/dealer subsidiaries in order for such subsidiaries to comply with such rules, either in the form of cash or subordinated loans made in accordance with the requirements of the SEC's net capital rule. As of June 30, 2013, Southwest Securities had regulatory net capital, as defined by Exchange Act Rule 15c3-1, of $141.1 million, which exceeded the amounts required by $134.3 million. As of June 30, 2013, SWS Financial had regulatory net capital, as defined by Exchange Act Rule 15c3-1, of $713,000, which exceeded the amounts required by $463,000. However, the amount of net excess capital can change dramatically within a short period of time due to a variety of factors.

Our broker/dealer subsidiaries are required by federal law to belong to the SIPC, whose primary function is to provide financial protection for the customers of failing brokerage firms. SIPC provides protection for clients' cash and securities up to $500,000 per customer account, of which a maximum of $250,000 may be in cash.

Our broker/dealer subsidiaries must also comply with the USA PATRIOT Act of 2001 (the "Patriot Act"), and other rules and regulations designed to fight international money laundering and to block terrorist access to the U.S. financial system. We are required to have systems and procedures to ensure compliance with such laws and regulations.

Southwest Securities and SWS Financial are registered with, and subject to oversight and inspection by, the SEC as investment advisers under the Investment Advisers Act of 1940, as amended. The investment advisory business of our subsidiaries is subject to significant federal regulation, including with respect to wrap fee programs, the management of client accounts, the safeguarding of client assets, client fees and disclosures, transactions among affiliates and recordkeeping and reporting procedures. Legislation and changes in regulations promulgated by the SEC or changes in the interpretation or enforcement of existing laws and regulations often directly affect the method of operation and profitability of investment advisers. The SEC may conduct administrative and enforcement proceedings that can result in censure, fine, suspension, revocation or expulsion of an investment advisory firm, its officers or employees.

Certain activities of some SWS subsidiaries are regulated by the CFTC and various commodity exchanges. Southwest Securities and SWS Financial are registered as introducing brokers with the CFTC and NFA. The CFTC also has net capital regulations (CFTC Rule 1.17) that must be satisfied. Our futures business is also regulated by the NFA, a registered futures association. Violation of the rules of the CFTC, the NFA or the commodity exchanges could result in remedial actions including fines, registration restrictions or terminations, trading prohibitions or revocations of commodity exchange memberships.

Banking Regulations. We are subject to the extensive regulatory framework applicable to savings and loan holding companies as well as federal savings associations.

As a savings and loan holding company, we are subject to regulation and examination by the FRB. The Bank is subject to regulation and examination by the OCC (its primary federal regulator). The banking regulators, including the OCC, FDIC and FRB have broad and, in some cases, overlapping, authority to prohibit activities of holding companies, federal savings banks, their non-banking subsidiaries, directors, officers and other institution affiliated parties (such as attorneys and accountants) that represent unsafe and unsound banking practices or that constitute violations of laws or regulations. The OCC can assess civil money penalties for violations of law, certain orders, written conditions or written agreements with the OCC, as well as certain knowing and reckless activities, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1.375 million for each day the activities continue.

The Dodd-Frank Act transferred the functions of the OTS (other than consumer protection) as they relate to the Bank to the OCC, and as they relate to SWS Group, to the FRB on July 21, 2011 ("Transfer Date"). Eventually, we will be required to comply with capital and activity requirements similar to those currently applicable to bank holding companies. In addition, the Dodd-Frank Act enacted new minimum capital requirements for depository institution holding companies and federal banking agencies have approved final rules implementing these statutory provisions for reporting periods after January 1, 2015. The OCC published a final rule on the Transfer Date clarifying the application of its rules to federal savings banks in certain areas, including assessments, preemption of state law, visitorial powers and other clarifying administrative matters.

The Dodd-Frank Act also requires the FRB to mandate that any bank holding company or savings and loan holding company serve as a "source of strength" for any subsidiary that is a depository institution. The Dodd-Frank Act gave the federal banking agencies one year after the Transfer Date to issue joint final rules related to the "source of strength" requirement, however, these rules have not been proposed. "Source of strength" is defined as the ability of a company that directly or indirectly owns or controls an insured depository institution to provide financial assistance to such insured depository institution in the event of the financial distress of the insured depository institution. Once these rules are finalized, SWS Group will be required to be a "source of strength" for the Bank.

In July 2010, the FDIC voted to revise its existing Memorandum of Understanding with the primary federal regulators to enhance the FDIC's existing authority over insured depository institutions that the FDIC does not directly supervise. As a result, the Bank may be subject to increased supervision by the FDIC.

With very limited exceptions, we may not be acquired by any company or by any individual without the approval of a governing bank regulatory agency. That agency must complete an application review, and generally the public must have an opportunity to comment on any proposed acquisition. Without prior approval from the FRB, we may not acquire more than five percent of the voting stock of any savings institution or bank. The Dodd-Frank Act restricts a bank that is the subject of a formal enforcement action or a memorandum of understanding with respect to a significant supervisory matter from converting its charter, subject to certain exceptions.

The Bank is currently subject to OCC capital requirements. Federal statutes and OCC regulations have established four ratios for measuring an institution's capital adequacy: a "Tier I (core) capital" ratio — the ratio of an institution's Tier I capital to adjusted tangible assets; a "Tier I risk-based capital" ratio — an institution's adjusted Tier I capital as a percentage of total risk-weighted assets; a "total risk-based capital" ratio — the percentage of total risk-based capital to total risk-weighted assets; and a "tangible equity" ratio — the ratio of tangible capital to total tangible assets.

Federal statutes and OCC regulations have established five capital categories for federal savings banks: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. The federal banking agencies have jointly specified by regulation the relevant capital level for each category. An institution is defined as well-capitalized when its total risk-based capital ratio is at least 10.00%, its Tier I risk-based capital ratio is at least 6.00%, its Tier I (core) capital ratio is at least 5.00%, and it is not subject to any federal supervisory order or directive to meet a specific capital level. As of June 30, 2013, the Bank was deemed to be "well capitalized," without giving effect to the final Basel III capital rules. See also **Note 18** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 30, 2013, June 29, 2012 and June 24, 2011 included under Item 8. "Financial Statements and Supplementary Data."

In December 2010, the Basel Committee on Banking Supervision (the "Basel Committee") released a revised final framework for the regulation of capital and liquidity of internationally active banking organizations. These new frameworks are generally referred to as "Basel III". In July 2013, the OCC and FRB approved their final rule that implements the Basel III regulatory capital reform and certain changes required by the Dodd-Frank Act in the United States. Under the final rule, minimum requirements will increase for both the quantity and quality of capital held by banking organizations, including the company and the Bank. To be well capitalized for purposes of the prompt correction action levels of the Basel III final rule, an insured depository institution must maintain a total risk-based capital ratio of 10% or more; a tier 1 capital ratio of 8% or more; a common equity tier 1 capital ratio of 6.5% or more; and a leverage ratio of 5% or more. An adequately-capitalized depository institution must maintain a total risk-based capital ratio of 8% or more; a tier 1 capital ratio of 6% or more; a common equity tier 1 capital ratio of 4.5% or more; and a leverage ratio of 4% or more. An insured depository institution is undercapitalized under the final rule if its total capital ratio is less than 8%, if its tier 1 capital ratio is less than 6%, its common equity tier 1 capital ratio is less than 4.5%, or its leverage ratio is less than 4%. If an institution's tier 1 capital ratio is less than 4%, or its common equity tier 1 capital ratio is less than 3%, it would be considered significantly undercapitalized. The other numerical capital ratio thresholds for being significantly undercapitalized are the same as the current rules.

Under the Basel III final rule, the new common equity tier 1 capital to risk-weighted assets ratio, the Tier I capital ratio and the total capital ratio will also have a capital conservation buffer of 2.5% of risk-weighted assets that will phase in beginning on January 1, 2016 though January 1, 2018. An institution will be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. On the quality of capital side, the Basel III final rule emphasizes common equity tier 1 capital, the most loss-absorbing form of capital, and implements strict eligibility criteria for regulatory capital instruments. The Basel III final rule also improves the methodology for calculating risk-weighted assets to enhance risk sensitivity.

The effective date for this new capital framework for us is January 1, 2015.

Under the Basel III final rule, the Bank will now calculate tangible equity based on average total assets rather than period-end total assets. Bank regulators are required to take "prompt corrective action", or PCA, to resolve problems associated with insured depository institutions whose capital declines below certain levels. Federal banking agencies are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions that are "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." The severity of the action depends upon the capital category in which the institution is placed. The new capital conservation buffer is designed to absorb losses in stressful periods and the banking agencies believe that it is appropriate for a depository institution to be able to use some of its capital conservation buffer without being considered less than well capitalized for PCA purposes. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

In the event an institution becomes "undercapitalized," it must submit an acceptable capital restoration plan to the appropriate regulator. The capital restoration plan will not be accepted by the regulators unless, among other requirements, each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy.

The aggregate liability of the holding company of an undercapitalized depository institution is limited to the lesser of 5% of the institution's assets at the time it became undercapitalized or the amount necessary to cause the institution to be "adequately capitalized." The bank regulators have greater power in situations where an institution becomes "significantly" or "critically" undercapitalized or fails to submit a capital restoration plan. However, the guarantee can be limited for a holding company that is a "functionally regulated affiliate" of the depository institution, such as a holding company that is a broker/dealer registered with the SEC, if the functional regulator of the affiliate objects. For example, the FRB could require an SEC registered broker/dealer holding company for an undercapitalized federal savings bank to guarantee the bank's capital restoration plan, subject to the limitations summarized above and subject to an objection from the holding company's functional regulator, the SEC.

An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The prompt corrective action regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

The FDIC insures the deposits of the Bank up to the applicable maximum in each account, or up to $250,000 per account. FDIC deposit insurance is backed by the full faith and credit of the United States government.

All FDIC insured institutions are required to pay assessments to the FDIC based on their average assets. In fiscal 2012, the Bank paid an assessment rate of 23 basis points. Due to continued improvement in the credit quality of the Bank's loan portfolio, the FDIC assessment rate was decreased to 14 basis points in the second half of fiscal 2013. The Bank believes that this change will result in significant FDIC insurance costs savings.

All FDIC insured institutions are required to pay additional assessments to the FDIC at an annual rate of approximately 0.64 basis points of average assets to fund interest payments on bonds issued by the Financing Corporation, an agency of the federal government established to recapitalize the predecessor to the Savings Association Insurance Fund. These assessments will continue until the Financing Corporation bonds mature in 2017 through 2019.

Under the Dodd-Frank Act, the FDIC was given much greater discretion to manage the DIF, including where to set the designated reserve ratio ("DRR"). The Dodd-Frank Act increased the DRR from 1.15 percent to 1.35 percent and left unchanged the requirement that the FDIC Board set the DRR annually. The FDIC Board must set the DRR according to the following factors: (i) risk of loss to the insurance fund; (ii) economic conditions affecting the banking industry; (iii) preventing sharp swings in the assessment rates and (iv) any other factors it deems important. Based on those factors, the FDIC Board decided to set the DRR at 2.00 percent based on a historical analysis of losses to the DIF. The analysis showed in order to maintain a positive fund balance and steady, predictable assessment rates, the DRR must be at least 2.00 percent as a long-term, minimum goal. The DRR increase may increase FDIC deposit insurance assessments in the future.

Numerous regulations promulgated by the federal banking agencies, including the Bureau, as amended from time to time, affect the business operations of the Bank. These include regulations relating to holding company regulation, equal credit opportunity, electronic fund transfers, fair credit reporting, fair debt collection, service members civil relief, collection of checks, insider lending, lending limits, truth in lending, truth in savings, home ownership and equity protection, transactions with affiliates and availability of funds. Under FRB regulations, the Bank is required to maintain a reserve against its transaction accounts (primarily interest-bearing and noninterest-bearing checking accounts). Because reserves must generally be maintained in cash or in noninterest-bearing accounts, the historical effect of the reserve requirements is to increase the Bank's cost of funds. The Federal Reserve banks are authorized to pay interest on reserves, subject to regulations of the FRB, effective October 1, 2008.

The Bank is subject to regulation by the Bureau, established by the Dodd-Frank Act as an independent entity within the Federal Reserve, which has the authority to promulgate consumer protection regulations applicable to all entities offering consumer financial services or products, including banks. The Bureau has broad rule-making authority for a wide range of consumer protection laws, including but not limited to, laws relating to alternative mortgage transaction parity, consumer leasing, electronic fund transfers, equal credit opportunity, fair credit billing, fair credit reporting, home owners protection, fair debt collection practices, lack of deposit insurance, consumer financial privacy, home mortgage disclosure, home ownership and equity protection, real estate settlement procedures, mortgage licensing, truth in lending and truth in savings, among other laws. The Bureau also has the authority to prohibit "unfair, deceptive or abusive" acts and practices related to offering consumer financial services or products. Because the Bank has less than $10 billion in total assets, the primary federal regulator with examination authority over the Bank for compliance with consumer financial protection laws is the OCC.

The Gramm-Leach-Bliley Act ("GLBA") includes provisions that give consumers protections regarding the transfer and use of their nonpublic personal information by financial institutions. In addition, states are permitted under the GLBA to have their own privacy laws, which may offer greater protection to consumers than the GLBA. Numerous states in which the Bank does business have enacted such laws.

The Bank Secrecy Act, the PATRIOT Act and rules and regulation of the Office of Foreign Assets Control ("OFAC Rules") include numerous provisions designed to fight international money laundering and to block terrorist access to the U.S. financial system. We have established policies and procedures to ensure compliance with the provisions of the Bank Secrecy Act, the PATRIOT Act and OFAC Rules.

The Community Reinvestment Act of 1977 ("CRA") requires deposit institutions to assist in meeting the credit needs of their market areas consistent with safe and sound banking practice. Under the CRA, each depository institution is required to help meet the credit needs of its market areas by, among other things, providing credit to low- and moderate-income individuals and communities. Depository institutions are periodically examined for compliance with the CRA and are assigned ratings. The primary federal regulatory agency assigns one of four possible ratings to an institution's CRA performance and is required to make public an institution's rating and written evaluation. The four possible ratings of meeting community credit needs are outstanding, satisfactory, needs to improve and substantial non-compliance. In the most recent examination, we received a "Satisfactory" CRA rating from the OTS. In the future, the OCC will examine the Bank for CRA compliance.

The Bank has committed $8.0 million to three investments in limited partnership equity funds as a cost effective way of meeting its obligations under the CRA. As of June 30, 2013, the Bank had invested $180,000 of its aggregate commitment to the three funds. These investments are subject to the Volcker Rule provisions of the Dodd-Frank Act, which limits the Bank's ownership interest to 3% in any private equity fund. The federal agencies that will enforce the Volcker Rule have stated that it will become effective July 21, 2014. After the Volcker Rule becomes effective, financial institutions can request up to three additional one year extensions from the FRB, and the FRB can grant up to a five year extension for investments in illiquid funds made on or before May 21, 2010, and funds that are "designed primarily to promote the public welfare" are not subject to the rule as proposed. The Bank's ownership percentage in two of the limited partnership equity funds are greater than 3% and would qualify as illiquid funds. In addition, these limited partnership equity funds may qualify as "designed primarily to promote the public welfare" as the Bank invests in these funds as a cost effective way of meeting its obligations under the CRA. The Bank's ownership percentage in the other limited partnership equity fund is less than 3%.

Transactions between the Bank and its nonbanking affiliates, including us, are subject to Section 23A of the Federal Reserve Act. In general, Section 23A imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. Affiliate transactions are also subject to Section 23B of the Federal Reserve Act, which generally requires that certain transactions between the Bank and its affiliates be on substantially the same terms, or at least terms as favorable to the Bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons. The FRB's Regulation W implements Section 23A and 23B of the Federal Reserve Act and codifies prior interpretive guidance with respect to affiliate transactions. On July 21, 2011, an amendment made in the Dodd-Frank Act became effective to amend the definition of "affiliate" in Section 23A of the Federal Reserve Act to include "any investment fund with respect to which a member bank or an affiliate thereof is an investment advisor."

The restrictions on loans to directors, executive officers, principal stockholders and their related interests (collectively referred to herein as "insiders") contained in the Federal Reserve Act and Regulation O apply to all insured depository institutions, their subsidiaries and holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution's total unimpaired capital and surplus, and the OCC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions. On July 21, 2011, an amendment made in the Dodd-Frank Act became effective to amend the statutes placing limitations on loans to insiders by including credit exposures to the person arising from a derivatives transaction, repurchase agreement, reverse repurchase agreement, securities lending transaction or securities borrowing transaction between the member bank and the person within the definition of an extension of credit to an insider.

Subject to various exceptions, savings and loan holding companies and their affiliates are generally prohibited from tying the provision of certain services, such as extensions of credit, to certain other services offered by a holding company or its affiliates.

We are subject to the requirements of the Secure and Fair Enforcement for Mortgage Licensing Act of 2008,(the "SAFE Act"). The SAFE Act requires mortgage loan originators who are employees of regulated institutions (including banks and certain of their subsidiaries) to be registered with the Nationwide Mortgage Licensing System and Registry (the "Registry"), a database established by the Conference of State Bank Supervisors and the American Association of Residential Mortgage Regulators to support the licensing of mortgage loan originators by each state. As part of this registration process, mortgage loan originators must furnish the Registry with background information and fingerprints for a background check. The SAFE Act generally prohibits employees of a regulated financial institution from originating residential mortgage loans without first registering with the Registry and maintaining that registration. Financial institutions must also adopt policies and procedures to ensure compliance with the SAFE Act.

Although our lending activities expose us to some risk of liability for environmental hazards, we do not currently have any significant liabilities for environmental matters.

INSURANCE

Our broker/dealer subsidiaries are required by federal law to belong to the SIPC. SIPC provides protection for clients up to $500,000 each with a limitation of $250,000 for claims for cash balances for all of our broker/dealers. Southwest Securities purchases insurance which, when combined with the SIPC insurance, provides coverage for Southwest Securities and SWS Financial in certain circumstances for securities held in clients' accounts with a $100 million aggregate limit.

The Bank's deposits are insured by the DIF, which is administered by the FDIC, up to applicable limits of $250,000 for each depositor in accordance with FDIC rules. The FDIC's DIF is funded by assessments on insured depository institutions, which depend on the risk category of an institution and the amount of insured deposits that it holds. The FDIC may increase or decrease the assessment rate schedule on a semi-annual basis.

EMPLOYEES

At June 30, 2013, we employed 1,055 individuals. Southwest Securities, SWS Financial and SWS Insurance employed 876 of these individuals, 167 of whom were full-time registered representatives, and the Bank employed 179 individuals. In addition, 297 registered representatives were affiliated with SWS Financial as independent contractors.

CUSTOMERS

As of the date of this report, we provided full-service securities brokerage to approximately 57,000 client accounts and clearing services to approximately 105,000 additional client accounts. No single client accounted for a material percentage of our total business.

As of the date of this report, we provided deposit and loan services to approximately 96,000 customers through the Bank and its subsidiaries, which included approximately 91,000 Southwest Securities' customer accounts. No single customer accounted for a material percentage of the Bank's or our total business.

TRADEMARKS

We own various registered trademarks and service marks, including "Southwest Securities," "SWS," "SWS Financial," "Southwest Securities, FSB," and "SWS Group," which are not material to our business. We also own various design marks related to logos for various business segments.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table lists our executive officers and their respective ages and positions on September 6, 2013, followed by a brief description of their business experience over the past five years. Each listed person has been appointed to the indicated office by our Board of Directors.

Name	Age	Position
James H. Ross	63	Director, President and Chief Executive Officer
Stacy M. Hodges	50	Executive Vice President, Chief Financial Officer and Treasurer
Daniel R. Leland	52	Executive Vice President
Richard H. Litton	66	Executive Vice President
W. Norman Thompson	57	Executive Vice President and Chief Information Officer
Allen R. Tubb	59	Executive Vice President, General Counsel and Secretary
Robert A. Chereck	65	Executive Chairman and President of Southwest Securities, FSB

James H. Ross was named President, Chief Executive Officer and a member of the Board of Directors of SWS Group on October 28, 2010. Prior to October 28, 2010, Mr. Ross had served as interim Chief Executive Officer and a member of the Board since August 18, 2010. He previously served as Executive Vice President since November 2004 and, in September 2007, was elected President and Chief Executive Officer of Southwest Securities. Mr. Ross served as the Director of the Private Client Group at Southwest Securities from March 2004 to March 2008. He served as Chief Executive Officer of SWS Financial from September 2004 to April 2011. Mr. Ross came to Southwest Securities in 2004 to head the Private Client Group's brokerage office in Dallas, Texas. Prior to coming to Southwest Securities, Mr. Ross was with UBS Paine Webber, where, from April 1991 to December 2003, Mr. Ross held various positions ranging from financial advisor to branch manager. He began his securities industry career in 1975.

Stacy M. Hodges was named as our Chief Financial Officer and Treasurer on August 25, 2011 and prior to August 25, 2011, had served as interim Chief Financial Officer and Treasurer since October 12, 2010. She has served as Executive Vice President since February 1999. She previously served as Treasurer and Chief Financial Officer from August 1998 to August 2002. Ms. Hodges was Controller from November 1994 to August 1998. Ms. Hodges served as a Director of Southwest Securities from June 1997 to August 2002 and from January 2012 to the present and served as Chief Financial Officer of Southwest Securities from June 1997 to December 2011. Prior to joining Southwest Securities, Ms. Hodges was a Senior Audit Manager in the Financial Services division of KPMG LLP. Ms. Hodges serves as a trustee on the board of SIFMA's Securities Industry Institute as well as a member of the Baylor University Accounting Advisory Council. Ms. Hodges is a member of the American Institute of Certified Public Accountants and the Texas Society of CPAs.

Daniel R. Leland has served as our Executive Vice President since May 2007. Mr. Leland was also Executive Vice President from February 1999 to September 2004. He served as President and Chief Executive Officer of Southwest Securities from August 2002 to September 2004. He also served as Executive Vice President of Southwest Securities from July 1995 to August 2002 and was re-elected in February 2006. Mr. Leland began his career at Barre & Company in June 1983 where he was employed in various capacities in fixed income sales and trading before becoming President of Barre & Company in 1993. Mr. Leland has been an arbitrator for the National Association of Securities Dealers (NASD) and is a past Vice Chairman of the District 6 Business Conduct Committee. He is a past board member of the Bond Dealers of America and previously served as the chair of the Taxable Committee.

Richard H. Litton has served as our Executive Vice President and as Executive Vice President of Southwest Securities for the Public Finance Division since July 1995. Beginning in September 2006, he became primarily responsible for the entire municipal securities product area of Southwest Securities. Previously, Mr. Litton was President of a regional investment bank and headed the Municipal Group in the Southwest for Merrill Lynch. Mr. Litton served on various advisory committees for the Texas House of Representatives' Financial Institutions Committee, is a past member and director of the Municipal Advisory Council of Texas and currently serves on the Municipal Executive Committee and the Municipal Legal Advisory Committee of the Securities Industry and Financial Markets Association (SIFMA).

W. Norman Thompson has served as our Executive Vice President and Chief Information Officer since January 1995. Mr. Thompson was associated with Kenneth Leventhal & Co. (now a part of Ernst & Young LLP) in various capacities ranging from Audit Manager to Senior Consulting Manager from 1987 to 1994. Previously, Mr. Thompson was an auditor with KPMG LLP from 1981 to 1987. In the capacities he held with both Kenneth Leventhal & Co. and KPMG LLP, he was heavily involved in information technology auditing and consulting.

Allen R. Tubb was elected as our Vice President, General Counsel and Secretary in August 2002 and Executive Vice President in November 2011. He joined SWS as Corporate Counsel and Secretary in October 1999. From 1979 to 1999, Mr. Tubb was employed with Oryx Energy Company and its predecessor Sun Exploration and Production Company in various capacities including Chief Counsel, Worldwide Exploration and Production. Mr. Tubb is a member of the Texas Bar Association.

Robert A. Chereck has served as Executive Chairman and President of Southwest Securities, FSB since May 2012. Prior to joining Southwest Securities, FSB, Mr. Chereck was Executive Vice President, Southwest Division Manager and Dallas Regional President with Wells Fargo Bank, N.A., ("Wells Fargo") in Dallas. He began with Wells Fargo in 1996 when the company acquired First Interstate Bank of Texas, N.A., where Mr. Chereck served as the Group Manager overseeing all of the wholesale activities of the bank. At Wells Fargo, he was Executive Vice President and Division Manager of 11 regional banking offices in New Mexico, Oklahoma and Texas. Mr. Chereck also managed the Energy Group of Wells Fargo until 2008. Mr. Chereck has also served as President and Owner of Norwich Financial Associates, Inc., a financial services and consulting company in Dallas, and as Managing Director of Mason Best Company, a privately held merchant banking firm. He began his career with InterFirst Bank Dallas, where he served in a variety of senior-level positions, including Executive Vice President managing the Dallas Corporate Division. Mr. Chereck is currently Chairman of the Board of Children's Medical Center and Chairman of the Dallas Citizens Council. He is Past Chairman of the Dallas Regional Chamber and serves on the Board's Executive Committee. Mr. Chereck has also served three terms on the City of Dallas Housing Finance Corporation and was a member of the Downtown Dallas Association Board. In addition, he is a member of the Advisory Council for the University of Texas McCombs Business School. He earned a Bachelor of Arts in political science and a Master of Business Administration in finance and accounting from the University of Texas at Austin.

ITEM 1A. RISK FACTORS

Our business, reputation, financial condition, operating results and cash flows can be impacted by a number of factors. Many of these factors are beyond our control and may significantly impact us during periods of market volatility or reduced liquidity. The potential harm from any one of these risks, or others, could cause our actual results to vary materially from recent results or from anticipated future results. Some risks may adversely impact not only our own operations, but the banking or securities industry in general which could also produce marked swings in the trading price of our securities. Although the risks described below are those that management believes are the most significant, these are not the only risks facing our company. Additional risks and uncertainties not currently known to us or that we currently do not deem to be material may also materially affect our business, reputation, financial condition, operating results and cash flows. We may amend or supplement these risk factors from time to time in the reports we file with the SEC.

RISKS SPECIFIC TO OUR INDUSTRIES

Compliance with regulatory reform legislation may increase our costs and limit our ability to pursue business opportunities. On July 21, 2010, the President of the United States signed into law the Dodd-Frank Act. The full impact of the Dodd-Frank Act and its implementing regulations on the financial services industry in general, and on us in particular, is still uncertain. SWS Group and the Bank will be subject to additional significant regulatory requirements, which may have a material impact on each or both of them, or SWS as a whole. The principal effects of the Dodd-Frank Act on our business include:

- changes to the supervisory structure for SWS Group and the Bank;
- changes to regulatory capital requirements applicable to SWS Group and the Bank;
- establishment of the Bureau with broad authority to implement new consumer protection regulations;
- increases in the minimum reserve ratio for the deposit insurance fund of the FDIC to 2.00% and a change in the base for FDIC insurance assessments; and
- proposed prohibitions on "proprietary trading" and proposed limitations with respect to the sponsorship of, and investment in, hedge funds and private equity under the Volcker Rule.

As a result of the Dodd-Frank Act, the OTS was abolished and, on July 21, 2011, the OCC took over supervision and regulation of federal thrifts, such as the Bank, and the FRB took over supervision and regulation of savings and loan holding companies, including SWS Group. As a result, we will be subject to the regulatory capital and activity requirements, including the new Basel III regulatory capital framework approved by the FRB in July 2013. The Dodd-Frank Act also requires that SWS Group serve as a "source of strength" for the Bank.

The Dodd-Frank Act created a new independent regulatory body, the Bureau, which was given broad rulemaking authority to implement the consumer protection laws that apply to banks and thrifts and to prohibit "unfair, deceptive or abusive" acts and practices. The Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by this new independent regulatory body.

We are closely monitoring regulatory developments related to the Volcker Rule. Until the final regulations under the Volcker Rule are adopted, the precise definition of prohibited "proprietary trading", the scope of any exceptions for market making and hedging, and the scope of permitted hedge fund and private equity fund investments remains uncertain. It is unclear under the proposed rules whether some portion of our market-making and risk mitigation activities that are currently conducted will be required to be curtailed or will be otherwise adversely affected. In addition, the proposed rules would prohibit certain securitization structures and would prohibit U.S. banking entities from sponsoring or investing in certain non-U.S. funds. Also, with respect to certain of our investments in illiquid private equity funds, if regulators do not exercise their authority to permit us to hold such investments beyond the minimum statutory divestment period, we could incur substantial losses when we dispose of such investments, as we may be forced to sell such investments at a substantial discount in the secondary market as a result of both the constrained timing of such sales and the possibility that other financial institutions are liquidating their investments at the same time. When the final regulations are promulgated, we will make plans to implement compliance with the Volcker Rule.

Full implementation of the Dodd-Frank Act will require many new rules to be issued by numerous federal regulatory agencies over the next several years. Given the significance of the changes and the additional regulatory action required for many of the new provisions, we cannot predict all of the ways or the degree to which our business, financial condition and results of operations may be affected by the Dodd-Frank Act once it is fully implemented. We expect, at a minimum, that our compliance costs will increase.

We may be adversely affected by increased governmental and regulatory scrutiny or negative publicity. Governmental and regulatory scrutiny from regulators, legislative bodies and law enforcement agencies with respect to matters relating to compensation, our business practices, our past actions and other matters has increased dramatically in the past several years. The financial crisis and the current political and public sentiment regarding financial institutions has resulted in a significant amount of adverse press coverage, as well as adverse statements or charges by regulators or other government officials. Press coverage and other public statements that assert some form of wrongdoing often result in some type of investigation by regulators, legislators and law enforcement officials or in lawsuits. Responding to these investigations and lawsuits, regardless of the ultimate outcome of the proceeding, is time consuming and expensive and can divert the time and effort of our senior management from our business. Penalties and fines sought by regulatory authorities have increased substantially over the last several years, and certain regulators have been more likely in recent years to commence enforcement actions or to advance or support legislation targeted at the financial services industry. Adverse publicity, governmental and regulatory scrutiny and legal and enforcement proceedings can also have a negative impact on our reputation and on the morale and performance of our employees, which could adversely affect our business, financial condition, and results of operations or cash flows.

Failure to comply with state and federal laws governing our securities and banking operations, or the regulations adopted by self-regulatory agencies having jurisdiction over us, could have material adverse effect on our business. Broker/dealers, investment advisors and banks are subject to regulation in almost every facet of their operations. Our ability to comply with these regulations depends largely on the establishment and maintenance of an effective compliance system as well as our ability to attract and retain qualified compliance personnel. We could be subject to disciplinary or other actions due to alleged non-compliance with these laws or regulations or possibly for the alleged non-compliance of our correspondents. If non-compliance is alleged by a regulatory authority, our management's efforts could be diverted to responding to such claim and we could be subject to a range of possible consequences, including the payment of fines and the suspension of one or more portions of our business. Our clearing contracts generally include automatic termination provisions that are triggered in the event we are suspended from any of the national exchanges of which we are a member for failure to comply with the rules or regulations thereof. In addition, the failure of the Bank to maintain its status as "well capitalized" could lead to regulatory sanctions and limitations and could lead federal banking agencies to take prompt corrective action. Failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition, results of operations or cash flows.

The impact of the changing regulatory capital requirements and new capital rules are uncertain. In July 2013, the OCC and FRB approved a final rule that will substantially amend the risk-based capital rules applicable to SWS Group and the Bank. The final rule implements the "Basel III" regulatory capital reforms and changes required by the Dodd-Frank Act. The final rule includes new minimum risk-based capital and leverage ratios, which will be effective for SWS Group and the Bank on January 1, 2015, and refines the definition of what constitutes "capital" for purposes of calculating these ratios. The new minimum capital requirements will be: (i) a new common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 to risk-based assets capital ratio of 6% (increased from 4%); (iii) a total capital ratio of 8% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 4%. The final rule also establishes a "capital conservation buffer" of 2.5% above the new regulatory minimum capital ratios and will result in the following minimum ratios: (i) a common equity Tier 1 capital ratio of 7.0%; (ii) a Tier 1 to risk-based assets capital ratio of 8.5%; and (iii) a total capital ratio of 10.5%. The new capital conservation buffer requirement would be phased in beginning in January 2016 at 0.625% of risk-weighted assets and would increase each year until fully implemented in January 2019. An institution will be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations will establish a maximum percentage of eligible retained income that can be utilized for such actions. The application of more stringent capital requirements for SWS Group and the Bank could, among other things, adversely affect our results of operations and growth, require the raising of additional capital, restrict our ability to pay dividends or repurchase shares and result in regulatory actions if we were to be unable to comply with such requirements.

Our business has been and may continue to be materially and adversely affected by financial market conditions and economic conditions generally. Our business is affected by conditions in the financial markets and economic conditions generally around the world. The financial services industry and the securities markets generally are materially and adversely affected by recessionary or volatile environments which can cause significant declines in the value of nearly all asset classes. Concerns about financial institution profitability and solvency as a result of general market conditions, particularly in the credit markets, may cause our customers and clients to reduce the level of business that they do with us. Declines in asset values, the lack of liquidity, general uncertainty about economic and market activity and a lack of consumer and investor confidence have negatively impacted, and may continue to negatively impact, our business.

Our financial performance is highly dependent on the business environment in which we operate. A favorable business environment is generally characterized by, among other factors, high global gross domestic product growth, stable geopolitical conditions, transparent and efficient capital markets, liquid markets with active investors, low inflation, high business and consumer confidence, active new issuance markets for fixed income and equity securities and strong business earnings. Slowing growth, contraction of credit, increasing energy prices, declines in business or investor confidence or risk tolerance, increases in inflation, higher unemployment, outbreaks of hostilities or other geopolitical instability, corporate, political or other scandals that reduce investor confidence in capital markets and natural disasters, among other things, can affect the global financial markets. In addition, economic or political pressures in a country or region may cause local market disruptions and currency devaluations, which may also affect markets generally. In the event of changes in market conditions, such as interest or foreign exchange rates, equity, fixed income, commodity or real estate valuations, liquidity, availability of credit or volatility, our business could be adversely affected.

Overall, the business environment since 2008 has been difficult. While many economists believe the recession ended in June 2009 and while select factors indicate signs of improvement, significant uncertainty still remains. Unemployment and tight credit markets along with problems in Europe continue to create a fragile economic environment, and there is no guarantee that conditions will not worsen again leading to further decline in economic and market conditions. In August 2011, the credit rating agency Standard & Poor's ("S&P") lowered its long term sovereign credit rating on the United States from AAA to AA+, while maintaining a negative outlook. The two other major credit rating agencies did not downgrade their previously issued United States sovereign credit ratings. We have specific concerns relating to future or further downgrades of the United States sovereign credit rating by one or more of the major credit rating agencies that could have material adverse effects on financial markets and economic conditions in the United States and throughout the world and, in turn, could have a material adverse effect on our business, financial condition, results of operations or liquidity. While the ultimate impact of such action is inherently unpredictable, these downgrades could have a material adverse effect on financial markets and economic conditions throughout the world, including, specifically, the United States. Moreover, the market's anticipation of these impacts could have a material adverse effect on our business, financial condition, results of operations or liquidity. Although Texas was largely insulated from severe job loss and real estate market deterioration at the start of the recession, it has now experienced distress in residential and commercial real estate values as well as elevated unemployment. These conditions have had, and will continue to have, a direct and material impact on our results of operations and financial condition because performance in the financial services industry is heavily influenced by the overall strength of economic conditions and financial market activity.

Our ability to access capital markets is dependent on market conditions and our credit standing, which could change unfavorably. Factors that are significant to the determination of our credit worthiness or otherwise affect our ability to raise financing include the level and volatility of our earnings and whether we have net losses, our relative competitive position in the markets in which we operate, our product diversification, our ability to retain key personnel, our risk profile, our risk management policies, our cash liquidity, our capital adequacy, our corporate lending credit risk and legal and regulatory developments. Additionally, market conditions can be unfavorable for our industry causing banks and other liquidity sources to reduce or limit credit to our industry. This could limit the availability of, and thus our access to, capital and/or increase the cost of funding new or existing businesses.

Our revenues may decrease if securities transaction volumes decline. Our securities business depends upon the general volume of trading in the U.S. securities markets. If the volume of securities transactions should decline, revenues from our securities brokerage, securities lending and clearing businesses would decrease and our business, financial condition, results of operations or cash flows would be materially and adversely impacted.

Market fluctuations could adversely impact our securities business. We are subject to risks as a result of fluctuations in the securities markets. Our securities trading, market-making and underwriting activities involve the purchase and sale of securities as a principal, which subjects our capital to significant risks. Market conditions could limit our ability to sell securities purchased or to purchase securities sold in such transactions. If price levels for equity securities decline generally, the market value of equity securities that we hold in our inventory could decrease and trading volumes could decline. In addition, if interest rates increase, the value of debt securities we hold in our inventory would decrease. Rapid or significant market fluctuations could adversely affect our business, financial condition, results of operations and cash flow.

In addition, during periods of market disruption, it may be difficult to value certain assets if comparable sales become less frequent or market data becomes less observable. Certain classes of assets or loan collateral that were in active markets with significant observable data may become illiquid due to the current financial environment. In such cases, asset valuations may require more estimation and subjective judgment. Rapidly changing real estate market conditions could materially impact the valuation of assets and loan collateral as reported in our financial statements and changes in estimated values could vary significantly from one period to the next. Decreases in value may have a material adverse effect on our business, financial condition or results of operations.

The soundness of other financial institutions could adversely affect us. Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different counterparties and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults by, or even negative speculation about, one or more financial services institutions, or the financial services industry in general, have led to market wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the receivable due us. Any such losses could be material and could materially and adversely affect our business, financial condition, results of operations or cash flows.

RISKS RELATED TO OUR COMPANY

Deteriorating credit quality, particularly in commercial, construction and real estate loans, has adversely impacted the Bank and may continue to adversely impact the Bank. Beginning in fiscal 2009, the Bank began to experience a downturn in the overall credit performance of its real estate loans held for investment, as well as acceleration in the deterioration of general economic conditions in Texas and other areas of the United States. This deterioration, as well as increases in Texas unemployment levels, worsened in the third quarter of fiscal 2010. These conditions caused increased financial stress on many of the Bank's borrowers and negatively impacted their ability to repay their loans. Classified and non-performing assets increased significantly in fiscal 2010 and 2011 and real estate collateral values continued to decline in both fiscal 2010 and 2011. Due to these factors, the Bank significantly increased its loan loss reserves in fiscal 2010 and 2011.

Both classified and non-performing assets have improved throughout fiscal 2012 and 2013, and in fiscal 2013, the Bank recognized a recapture for loan losses of $7,718,000. Deterioration in the credit quality of the Bank's real estate loan portfolio could significantly increase non-performing loans, require additional increases in loan loss reserves and elevate charge-off levels. The occurrence of any of these events could have a material adverse effect on the Bank's capital, financial condition or results of operations and increase the risk of additional regulatory action.

The Bank is subject to regulatory capital requirements that may limit its operations and potential growth. The Bank is a federal savings bank that is subject to comprehensive supervision and regulation of the OCC, including risk-based, leverage and tangible capital ratio requirements. Capital requirements may rise above normal levels when the Bank experiences deteriorating earnings and credit quality, and the OCC may increase the Bank's capital requirements based on general economic conditions and the Bank's particular condition, risk profile and growth plans. The Bank has made a commitment to the OCC that the Bank will, among other things: (i) adhere to the Bank's written business and capital plan as amended from time to time and (ii) maintain a Tier I (core) capital ratio at least equal to nine percent (9%) and a total risk-based capital ratio of at least twelve percent (12%). Compliance with capital requirements may limit the Bank's operations that require the intensive use of capital and could adversely affect the Bank's ability to expand or maintain present business levels.

The preparation of our consolidated financial statements requires the use of estimates that may vary from actual results and new accounting standards could adversely affect future reported results. The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions may require management to make difficult, subjective and complex judgments about matters that are inherently uncertain. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates," for additional information on the nature of these estimates.

Our financial instruments, including certain trading assets and liabilities, available for sale securities, certain loans, interest rate swaps and warrants, require management to make a determination of their fair value in order to prepare our consolidated financial statements. Where quoted market prices are not available, we may make fair value determinations based on internally developed models or other means which ultimately rely to some degree on our judgment. Some of these instruments and other assets and liabilities may have no direct observable inputs, making their valuation particularly subjective, being based on significant estimation and judgment by management. In addition, sudden illiquidity in markets or declines in prices of certain securities may make it more difficult to value certain items, which may lead to the possibility that such valuations will be subject to change or adjustment and could lead to declines in our earnings in subsequent periods.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time the Financial Accounting Standards Board ("FASB") and the SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. In addition, accounting standard setters and those who interpret the accounting standards may change or even reverse their previous interpretations or positions on how these standards should be applied. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in a restatement of prior period financial statements.

Failure to achieve and maintain effective internal controls could result in a misstatement of our financial statements. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish an annual report by our management assessing the effectiveness of our internal control over financial reporting. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. A material weakness is a control deficiency, or a combination of deficiencies, that results in more than a remote likelihood that a material misstatement of our annual or interim financial statements will not be prevented or detected.

Ineffective internal controls could adversely impact our ability to provide timely and accurate financial information. If we are unsuccessful in maintaining effective internal controls, we may be unable to report financial information timely and accurately or to maintain effective disclosure controls and procedures. Any such failure in the future could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding disclosure controls and the effectiveness of our internal control over financial reporting required under Section 404 of the Sarbanes-Oxley Act of 2002 and the rules promulgated hereunder. If we are unable to report financial information in a timely and accurate manner or to maintain effective disclosure controls and procedures, we could be in default under our $100.0 million Credit Agreement with Hilltop Holdings, Inc. ("Hilltop") and Oak Hill Capital Partners III, L.P. ("OHCP") and Oak Hill Capital Management Partners III, L.P. (collectively with OHCP, "Oak Hill") (the "Credit Agreement") or be subject to, among other things, investigations or regulatory or enforcement actions by the SEC, the FRB, the FDIC, the OCC or other governmental authorities. In addition, any failure to maintain effective internal controls could cause investors to lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline.

Risk management processes may not fully mitigate exposure to the various risks that we face, including market, liquidity and credit risk. We continue to refine our risk management techniques, strategies and assessment methods on an ongoing basis. However, risk management techniques and strategies, both ours and those available to the market generally, may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk. For example, we might fail to identify or anticipate particular risks that our systems are capable of identifying, or the systems that we use, and that are used within the industry generally, may not be capable of identifying certain risks. Some of our strategies for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to quantify our risk exposure. Any failures in our risk management techniques and strategies to accurately quantify our risk exposure could limit our ability to manage risks. In addition, any risk management failures could cause our losses to be significantly greater than the historical measures indicate. Further, our quantified modeling does not take all risks into account. As a result, we also take a qualitative approach in reducing our risk. Our qualitative approach to managing those risks could also prove insufficient, exposing us to material unanticipated losses.

Our business is significantly dependent on net interest margins. The profitability of our margin and stock lending businesses depends to a great extent on the difference between interest income earned on loans and investments of customer cash balances and the interest expense paid on customer cash balances and borrowings. The earnings and cash flows of the Bank are also dependent upon the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds.

Interest rates are sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, could affect the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings. Such changes could also affect our ability to originate loans and obtain deposits and the fair value of our financial assets and liabilities. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore our earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

Our net interest margins may decrease based on the mix of assets in the Bank's portfolio and our investment strategy. In recent years, interest rates have declined to levels that have negatively impacted the net interest margin at the Bank and the broker/dealer. Additionally, as we reposition the Bank's balance sheet to include a portfolio of conservative investment securities, the net interest margin on these assets is likely to be less than we have historically earned on our loan portfolio. Our earnings and results of operations could be adversely affected by any reduction in our net interest margin due to our investment policies, returns on investments or market dynamics.

As part of the Bank's risk mitigation strategy to reduce its exposure to variability in interest payments on the Bank's variable rate deposits, forward-start interest rate swaps designated as cash flow hedging instruments have been utilized. The Bank's forward-start interest rate swaps exchange fixed for variable interest payments beginning at a pre-specified date in the future according to the terms the swap agreements. There is no guarantee that the structure of these derivative transactions will operate as designed and remain effective. If these transactions are not effective, our results of operations could be adversely affected.

We may not be able to reduce our operating expenses as a way to reduce operating losses. To the extent our net interest income declines or we face other declines in revenues, we may look to reduce our operating expenses where possible. However, we have limited control over certain costs, and in particular, the cost of meeting regulatory requirements and our cost to access capital or financing, if needed. If we are unable to reduce our operating expenses, our financial condition, results of operations or cash flows could be adversely affected.

Our margin lending, stock lending, securities trading and execution, bank lending and mortgage purchase businesses are all subject to credit risk. Credit risk in all areas of our business increases if securities prices decline rapidly because the value of our collateral could fall below the amount of the indebtedness it secures. In rapidly appreciating markets, credit risk increases due to short positions. Our securities lending business as well as our securities trading and execution businesses subject us to credit risk if a counterparty fails to perform or if collateral securing its obligations is insufficient. In securities transactions, we are subject to credit risk during the period between the execution of a trade and the settlement by the customer.

In addition, the Bank is exposed to the risk that its loan customers may not repay their loans in accordance with their terms, the collateral securing the loans may be insufficient, or its loan loss reserve may be inadequate to fully compensate the Bank for the outstanding balance of the loan plus the costs to dispose of the collateral. Our mortgage warehousing activities subject us to credit risk during the period between funding by the Bank and when the mortgage company sells the loan to a secondary investor.

Significant failures by our customers, including correspondents, or clients to honor their obligations, together with insufficient collateral and reserves, could have a material adverse affect on our business, financial condition, results of operations or cash flows.

Our investment advisory business may be affected by the poor investment performance of our investment products. Poor investment returns and declines in client assets in our investment advisory business, due to either general market conditions or underperformance (relative to our competitors or to benchmarks) by our investment products, affects our ability to retain existing assets, prevent clients from transferring their assets out of our products or their accounts, or inhibit our ability to attract new clients or additional assets from existing clients. This could adversely affect our advisory business and the advisory fees that we earn on client assets.

The Bank's allowance for loan losses may not be sufficient to cover actual loan losses. The Bank's borrowers may fail to repay their loans according to the loan terms, and the collateral securing the payment of these loans may be insufficient to assure repayment. Such loan losses could have a material adverse effect on our operating results. We make various assumptions, estimates and judgments about the collectability of the Bank's loan portfolio, including the creditworthiness of the borrowers and the value of the real estate and other assets serving as collateral for the loans. In determining the amount of the allowance for loan losses, the Bank relies on a number of factors, including its experience and evaluation of economic conditions. If the Bank's assumptions prove to be incorrect, its allowance for loan losses may not be sufficient to cover losses inherent in its loan portfolio, and adjustments may be necessary that would have a material adverse effect on our operating results.

The Bank's commercial real estate, commercial and mortgage lending businesses are dependent on the general health of the Texas and New Mexico economies. The downturn in the Texas and New Mexico local economies over the past four years adversely affected the Bank's commercial real estate, commercial and mortgage lending businesses, and consequently our financial condition, results of operations and cash flows. Any further deterioration in the Texas or New Mexico local economies could have an adverse impact on our financial condition, results of operations or cash flows.

Our business and prospects, including our ability to attract and retain customers, clients and employees, may be adversely affected if our reputation is harmed. Our business is subject to significant reputational risks. If we fail, or appear to fail, to deal appropriately with various legal, regulatory or business issues, our reputation, business and prospects, including our ability to attract and retain customers, clients and employees, could be seriously harmed. This could be the case not only in situations involving actual violations of law but also in circumstances where no laws have been violated. Our reputation could be harmed in many different ways, including as a result of the perceived or actual failure to address conflicts of interest or ethical issues, failure to comply with legal or regulatory requirements, allegations of money laundering, violation of privacy policies, failure to properly maintain customer, client and employee personal information, failure to maintain adequate or accurate records, allegations of unfair sales and trading practices, and improper identification of the legal, reputational, credit, liquidity and market risks inherent in our products. Publicity of a failure to appropriately address these issues could result in litigation claims or subject us to enforcement actions, fines and penalties and cause us to incur related costs and expenses. Legal liability or regulatory actions as a result of negative publicity could in turn cause significant additional reputational harm.

We depend on the highly skilled, and often specialized, individuals we employ. Competition for the services of personnel in our loan production, private client group, securities lending and trading businesses is intense, and we may not be able to retain them. We generally do not enter into employment or noncompetition agreements with our employees. Our business, financial condition, operating results or cash flows could be materially impacted if we were to lose the services of certain of our loan production, private client group, securities lending or trading professionals. In particular, in our retail and institutional securities brokerage business we depend on the brokers and financial advisors that advise our customers and clients, certain of whom generate significant income for us.

We depend on our computer and communications systems and an interruption in service would negatively affect our business. Our businesses rely on electronic data processing and communications systems. The effective use of technology allows us to better serve customers and clients, increases efficiency and reduces costs. Our continued success will depend, in part, upon our ability to successfully maintain, secure and upgrade the capability of our systems, our ability to address the needs of our clients by using technology to provide products and services that satisfy their demands and our ability to retain skilled information technology employees. Significant malfunctions or failures of our computer systems, computer security, software or any other systems in the trading process (e.g., record retention and data processing functions performed by third parties, and third party software, such as Internet browsers) could cause delays in customer trading activity. Such delays could cause substantial losses for customers and could subject us to claims from customers for losses, including litigation claiming fraud or negligence. In addition, if our computer and communications systems fail to operate properly, regulations would restrict our ability to conduct business. Any such failure could prevent us from collecting funds relating to customer and client transactions, which would materially impact our cash flows. Any computer or communications system failure or decrease in computer system performance that causes interruptions in our operations could have a material adverse effect on our business, financial condition, results of operations or cash flows.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively or timely implement new technology-driven products and services or be successful in marketing these products and services to our customers and clients. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business, our financial condition, and results of operations or cash flows.

Our computer systems and network infrastructure could be vulnerable to security problems. Hackers may attempt to penetrate our network security and may be able to penetrate our network security to misappropriate proprietary information which could have a material adverse effect on our business. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmissions of confidential information. Advances in computer capabilities, discoveries in the field of cryptography and other discoveries, events or developments could lead to a compromise or breach of the algorithms that our licensed encryption and authentication technology uses to protect such confidential information. We may be required to expend significant capital and resources and engage the services of third parties to protect against the threat of such security, encryption and authentication technology breaches or to alleviate problems caused by such breaches. Security breaches or the inadvertent transmission of computer viruses could expose us to a risk of loss or litigation and possible liability which could have a material adverse affect on our business, financial condition, results of operations or cash flows.

Our Credit Agreement with Hilltop and Oakhill contains restrictions and covenants that impact our business and expose us to risks that could adversely affect our liquidity and financial condition. On July 29, 2011, we entered into a Credit Agreement which contains customary covenants that require us to, among other things:

- maintain a tangible net worth at least equal to the sum of $275.0 million and 20% of cumulative consolidated net income (as defined in the Credit Agreement) for each fiscal quarter for which consolidated net income is positive;
- maintain a minimum unrestricted cash balance (as defined in the Credit Agreement) of at least $4.0 million; and
- maintain an excess net capital balance at Southwest Securities of at least $100.0 million as of the end of each calendar month.

In addition, certain of these covenants limit our and certain of our subsidiaries' ability to, among other things:

- incur additional indebtedness;
- dispose of or acquire certain assets;

- pay dividends on our capital stock;
- make investments, including acquisitions; and
- enter into transactions with affiliates.

If we are unable to generate sufficient cash flow or otherwise obtain the funds necessary to make required payments under the Credit Agreement, or we fail to comply with the requirements of our indebtedness, we could be in default under the Credit Agreement. Any default that is not cured or waived could result in the acceleration of the obligations under the Credit Agreement. Any such default which actually causes an acceleration of obligations could have a material adverse effect on our liquidity, financial condition or cash flows. Additionally, the covenants in such agreement or future debt agreements may restrict the conduct of our business, which could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that may be beneficial to our business.

Misconduct or errors by our employees or entities with which we do business could harm us and are difficult to detect and prevent. There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct or employee errors could occur at our company. For example, misconduct could result from the improper use or disclosure of confidential information, and error could involve the failure to follow or implement procedures, either of which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter misconduct or errors and the precautions we take to detect and prevent this activity may not be effective in all cases. Our ability to detect and prevent misconduct or errors by entities with which we do business may be even more limited. We may suffer reputational harm for any misconduct or errors by our employees or those entities with which we do business.

We face liquidity risk, which is the potential inability to repay short-term borrowings with new borrowings or assets that can be quickly converted into cash while meeting other ongoing obligations. Our liquidity may be impaired due to circumstances that we may be unable to control, such as general market disruptions or an operational problem that affects our trading clients, depositors, third parties or ourselves. Our ability to sell assets may also be impaired by regulatory constraints or if other market participants are seeking to sell similar assets at the same time. Our inability to borrow funds or sell assets to meet maturing obligations may have an adverse effect on our business, financial condition, results of operations or cash flows.

In addition, if our customers decide not to invest with us, our liquidity could be adversely affected. If our retail banking and securities clients withdraw their deposits or our institutional customers withdraw their trading lines with us, our liquidity would be impaired. Furthermore, we currently have access to advances from the Federal Home Loan Bank ("FHLB"). If we become subject to regulatory actions, we may not have access to these advances and our liquidity could be impaired.

Our securities business is subject to numerous operational risks. Our securities business must be able to consistently and reliably obtain securities pricing information and accurately assess loan values, process transactions and provide reports and other customer or client service. Any failure to keep current and accurate books and records can render us liable to disciplinary action by governmental and self-regulatory authorities, as well as to claims by our customers and clients. If any of our financial, portfolio accounting or other data processing systems do not operate properly or are disabled, or if there are other shortcomings or failures in our internal processes, people or systems, we could suffer an impairment to our liquidity, a financial loss, a disruption of our businesses, liability to our customers and clients, regulatory problems or damage to our reputation. These systems may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, including a disruption of electrical or communications services or our inability to occupy one or more of our buildings. In addition, our operations are dependent upon information from, and communications with, third parties, and operational problems at third parties may adversely affect our ability to carry on our business.

We are subject to risks relating to litigation and potential securities law liabilities. Many aspects of our business involve substantial risks of liability. In the normal course of our business, we have been subject to claims by customers and clients alleging unauthorized trading, churning, mismanagement, suitability of investments, breach of fiduciary duty or other alleged misconduct by our employees or brokers. We are sometimes brought into lawsuits based on allegations concerning our correspondents. As underwriters, we are subject to substantial potential liability for material misstatements and omissions in prospectuses and other communications with respect to underwritten offerings of securities. Prolonged litigation producing significant legal expenses or a substantial settlement or adverse judgment could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We face strong competition from larger firms. The financial services business is intensely competitive and we expect it to remain so. We compete on the basis of a number of factors, including client relationships, reputation, the abilities of our professionals, market focus and the relative quality and price of our services and products. Many of our competitors have a broader range of products and services, greater financial and marketing resources, larger customer bases, greater name recognition, more professionals to serve their clients' needs and better established relationships with clients than we have. These larger competitors may be better able to respond to industry change, compete for skilled professionals, finance acquisitions, fund internal growth and compete for market share generally.

Our portfolio trading business is highly price competitive and serves a very limited market. Our portfolio trading business serves one small component of the portfolio trading execution market with a small customer base and a high service model, charging competitive commission rates. Consequently, growing or maintaining market share is very price sensitive. We rely upon a high level of customer service and product customization to maintain our market share; however, should prevailing market prices fall, or the size of our market segment or customer base decline, our profitability would be adversely impacted. In addition, in our portfolio trading business, we purchase securities as principal, which subjects our capital to significant risks. See "– Market fluctuations could adversely impact our securities business."

Our existing correspondents may choose to perform their own clearing services, move their clearing business to one of our competitors or exit the business. As our correspondents' operations grow, they often consider the option of performing clearing functions themselves, in a process referred to as "self-clearing." The option to convert to self-clearing operations may be attractive due to the fact that as the transaction volume of a broker/dealer grows, the cost of implementing the necessary infrastructure for self-clearing may eventually be offset by the elimination of per transaction processing fees that would otherwise be paid to a clearing firm. Additionally, performing their own clearing services allows self-clearing broker/dealers to retain their customers' margin balances, free credit balances and securities for use in margin lending activities. Furthermore, our correspondents' may decide to use the clearing services of one of our competitors or exit the business. Any significant loss of correspondents due to self-clearing or because of their use of a competitor's clearing service could have a material adverse affect on our business, financial condition, results of operations or cash flows.

Several of our product lines rely on favorable tax treatment and changes in federal tax law could impact the attractiveness of these products to our customers. We offer a variety of services and products, such as Individual Retirement Accounts and municipal bonds that rely on favorable federal income tax treatment to be attractive to our customers. Should favorable tax treatment of these products be eliminated or reduced, sales of these products could be materially impacted, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our businesses may be adversely affected by new or changing tax laws. Our business can be directly or indirectly adversely affected by new tax legislation, the expiration of existing tax laws, or the interpretation of existing tax laws. In the normal course of business, we are subject to reviews by federal, state and local tax authorities. Reviews by federal, state and local tax authorities may result in adjustments to the timing or amount of taxes due which could adversely affect our business, financial condition, results of operations or cash flows.

We may not be able to realize the value of our deferred tax assets. We recognize deferred tax assets and liabilities based on differences between the financial statement carrying amounts and the tax basis of assets and liabilities. As of June 30, 2013, our net deferred tax assets were approximately $34.5 million, before our $30.9 million valuation allowance. We regularly review our deferred tax assets for recoverability based on our history of earnings, expectations for future earnings and expected timing of reversals of temporary differences. Realization of deferred tax assets ultimately depends on the existence of sufficient taxable income, including taxable income in prior carry-back years, as well as future taxable income. A period of sustained losses or other changes in facts and circumstances could require us to recognize changes in the valuation allowance. If we fail to realize our deferred tax assets or we determine that increases to the deferred tax asset valuation allowance is required in future reporting periods, our financial condition, results of operations or cash flows may be materially adversely affected.

Rising insurance costs and regulations could adversely affect our business. Our operations and financial results are subject to risks and uncertainties associated with the increasing costs and regulations related to our use of a combination of insurance, self-insured retention and self-insurance for a number of risks, including, without limitation, property and casualty, workers' compensation, general liability, and the company-funded portion of employee-related health care benefits. While the nature and scope of increasing costs and regulatory changes cannot be predicted, they could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Strategic investments or acquisitions may result in additional risks and uncertainties in our business. We intend to grow our core businesses through both internal expansion and through strategic investments and acquisitions. To the extent we make strategic investments or acquisitions, we face numerous risks and uncertainties in combining or integrating the relevant businesses and systems, including the need to combine accounting and data processing systems and management controls, and to integrate relationships with customers and clients, vendors, and business partners. Acquisitions pose the risk that any business we acquire may lose customers, clients or employees or could under-perform relative to expectations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our executive offices and primary broker/dealer and banking operations are located in approximately 163,000 square-feet of leased space in an office building in Dallas, Texas. The lease expires in 2020. Our other office locations are leased and generally do not exceed 30,000 square feet of space. We conduct our clearing operations primarily at our Dallas headquarters, and our securities lending activities are conducted from our offices in Old Bridge, New Jersey and New York, New York.

We have 17 retail brokerage offices with 10 in Texas, five in California and two in Oklahoma.

We have 16 municipal finance branches, with four offices in Texas and in California and one in each of Illinois, Kentucky, Florida, New Mexico, New York, North Carolina, South Carolina and Tennessee. We have 13 fixed income branch offices, three in Florida, two in each of California, Colorado and Texas, and one branch in each of Illinois, New Jersey, Tennessee and New York. We also have a disaster recovery site in Dallas, Texas covering our brokerage and banking operations.

The Bank leases branch offices in Austin, Fort Worth, Downtown Dallas, El Paso, Houston and Southlake, Texas, and Albuquerque and Ruidoso, New Mexico. The Bank also owns a non-operational drive-in facility located in central Arlington, Texas. The Bank owns its banking facilities in Granbury, Waxahachie and South Arlington, Texas.

The company has developed business continuity plans that are designed to permit continued operation of business critical functions in the event of disruptions to our Dallas, Texas headquarters facility as well as critical facilities used by our major subsidiaries. Our critical activities can be relocated among our normal operating facilities and our North Dallas business recovery and disaster recovery center. Our North Dallas facility houses redundant securities and bank processing facilities adequate to replace those found in our primary data center. Our disaster recovery plans are periodically tested, and we participate in industry-wide tests within the securities industry.

Management believes that our present facilities are adequate for the business for the foreseeable future, exclusive of expansion opportunities.

ITEM 3. LEGAL PROCEEDINGS

In the general course of our brokerage business and the business of clearing for other brokerage firms, we have been named as defendants in various pending lawsuits and arbitration and regulatory proceedings. These claims allege violations of various federal and state securities laws, among other matters. The Bank is also involved in certain claims and legal actions arising in the ordinary course of business. We believe that resolution of these claims will not result in a material adverse effect on our business, consolidated financial condition, results of operations or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Common Stock. Our common stock trades on the NYSE under the symbol "SWS." At August 30, 2013, there were 96 holders of record of our common stock and approximately 5,700 beneficial holders of our common stock. The following table sets forth for the periods indicated the high and low market prices for the common stock and the cash dividend declared per common share:

June 30, 2012 to June 30, 2013	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Cash dividend declared per common share	$ –	$ –	$ –	$ –
Stock price range				
High	$ 6.58	$ 6.33	$ 6.82	$ 6.29
Low	$ 5.23	$ 4.02	$ 5.32	$ 5.30

June 25, 2011 to June 29, 2012	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Cash dividend declared per common share	$ –	$ –	$ –	$ –
Stock price range				
High	$ 6.31	$ 7.56	$ 7.77	$ 5.94
Low	$ 3.67	$ 4.03	$ 4.79	$ 5.08

Stock Repurchases. The following table provides information about purchases of common stock by SWS during the quarter ended June 30, 2013:

	ISSUER PURCHASES OF EQUITY SECURITIES			
Period	Total Number of Shares Purchased [(1)]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Maximum Number of Shares that May Yet Be Purchased Under the Plans [(2)]
3/30/13 to 4/26/13	4,971	$ 5.88	—	—
4/27/13 to 5/31/13	—	$ —	—	—
6/1/13 to 6/30/13	—	$ —	—	—
	4,971	$ 5.88	—	

(1) The 4,971 shares of common stock repurchased during the three months ended June 30, 2013 were acquired from grantees in connection with income tax withholding obligations arising from vesting of restricted stock grants. These shares were not part of any publicly announced program to repurchase shares of common stock.

(2) We do not currently have a repurchase plan approved by our Board of Directors.

Dividend policy. On a quarterly basis, the Board of Directors determines whether we will pay a cash dividend. The payment and rate of dividends on our common stock is subject to several factors including limitations imposed by the terms of our Credit Agreement with Hilltop and Oak Hill, regulatory approval, operating results, our financial requirements, and the availability of funds from our subsidiaries, including the broker/dealer subsidiaries, which may be subject to restrictions under the net capital rules of the SEC and FINRA, and the Bank, which may be subject to restrictions by federal banking agencies. Specifically, our Credit Agreement with Hilltop and Oak Hill limits our quarterly cash dividend to $0.01 per share and only so long as we are not in default of any terms of the Credit Agreement. We currently intend to retain earnings to fund growth and do not plan to pay dividends on our common stock in the near future.

Equity Compensation Plan Information

Restricted Stock Plan. On November 15, 2012, the stockholders of SWS Group, Inc. approved the adoption of the SWS Group, Inc. 2012 Restricted Stock Plan ("2012 Restricted Stock Plan"). The 2012 Restricted Stock Plan allows for awards of restricted stock to SWS's directors, officers and employees and authorizes up to 2,630,000 shares of SWS's common stock to be delivered pursuant to awards granted under the 2012 Restricted Stock Plan. The 2012 Restricted Stock Plan expires on November 15, 2022.

On November 12, 2003, our stockholders approved the adoption of the SWS Group, Inc. 2003 Restricted Stock Plan ("2003 Restricted Stock Plan"). In November 2007, the stockholders of SWS Group approved an amendment to the 2003 Restricted Stock Plan to increase the number of shares available hereunder by 500,000 shares. The Restricted Stock Plan allows for awards of up to 1,250,000 shares of our common stock to our directors, officers and employees. No more than 300,000 of the authorized shares may be newly issued shares of common stock. The Restricted Stock Plan terminated on August 21, 2013.

The vesting period for awards under the 2003 Restricted Stock Plan and the 2012 Restricted Stock Plan is determined on an individualized basis by the Compensation Committee of the Board of Directors. In general, restricted stock granted to employees under the restricted stock plans fully vests after three years or is subject to a four year cliff vesting schedule, and restricted stock granted to non-employee directors vests on the first anniversary of the date of grant. At June 30, 2013, the total number of shares outstanding under the 2012 Restricted Stock Plan and the 2003 Restricted Stock Plan was 347,877 and the total number of shares available for future awards was 2,596,305.

Deferred Compensation Plan. On November 10, 2004, the stockholders of SWS Group approved the 2005 Deferred Compensation Plan, the effective date of which was January 1, 2005, for eligible officers and employees to defer a portion of their bonus compensation and commissions. The deferred compensation plan was designed to comply with the American Jobs Creation Act of 2004. Contributions to the deferred compensation plan consist of employee pre-tax contributions and SWS Group's matching contributions, in the form of SWS Group common stock, up to a specified limit.

The assets of the deferred compensation plan include investments in SWS Group's common stock, Westwood Holdings Group, Inc.'s ("Westwood") common stock and company-owned life insurance ("COLI"). Investments in SWS Group's common stock are carried at cost and are held as treasury stock with an offsetting deferred compensation liability in the equity section of the consolidated statements of financial condition. The deferred compensation plan limited the number of shares of SWS Group common stock that may be issued to 375,000 shares. On November 17, 2009, the stockholders of SWS Group voted to increase the authorized number of shares of SWS Group common stock available for issuance under the deferred compensation plan from 375,000 shares to 675,000 shares. The number of shares of SWS Group common stock available for future issuance under the plan was 176,679 at June 30, 2013. Investments in Westwood's common stock are carried at market value and recorded as securities available for sale. Investments in COLI are carried at the cash surrender value of the insurance policies and recorded in other assets in the consolidated statements of financial condition.

For the fiscal year ended June 30, 2013, we had approximately $18.6 million in deferred compensation plan assets, with a market value of $19.4 million. At June 30, 2013, $3.3 million was invested in 301,660 shares of our common stock. Approximately $1.7 million of compensation expense was recorded for participant contributions and employer matching contributions related to the deferred compensation plan in fiscal 2013.

The trustee of the deferred compensation plan is Wilmington Trust Company.

Stock Option Plans. We did not have any active stock option plans at June 30, 2013. All previously issued outstanding options under the SWS Group, Inc. Stock Option Plan (the "1996 Plan") have expired. See **Note 1(u)** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 30, 2013, June 29, 2012 and June 24, 2011 included under Item 8. "Financial Statements and Supplementary Data."

The following table sets forth certain information concerning our equity compensation plans approved by our stockholders as of June 30, 2013.

EQUITY COMPENSATION PLAN INFORMATION

Plan category	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by stockholders	770,741 [(1)]	$ — [(2)]	3,776,748 [(3)]
Total	770,741	$ —	3,776,748

(1) Amount represents 301,660 stock units credited to participants' accounts under the deferred compensation plan and 469,081 stock units credited to participants' accounts under the 401(k) plan (See **Note 19** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 30, 2013, June 29, 2012 and June 24, 2011 included under Item 8. "Financial Statements and Supplementary Data.").

(2) Calculation of weighted-average exercise price does not include stock units credited to participants' accounts under the deferred compensation plan or the 401(k) plan.

(3) Amount represents 176,679 shares available for future issuance under the deferred compensation plan, 2,596,305 shares available for future issuance under the 2003 Restricted Stock Plan and 2012 Restricted Stock Plan and 1,003,764 shares available for future issuance under the 401(k) plan.

ITEM 6. SELECTED FINANCIAL DATA

The selected financial data presented below for the five fiscal years ended June 30, 2013 have been derived from our Consolidated Financial Statements as audited by our independent registered public accounting firm. The historical financial data are qualified in their entirety by, and should be read in conjunction with, the Consolidated Financial Statements and the notes thereto, the other financial information contained in this report and "Management's Discussion and Analysis of Financial Condition and Results of Operation – Events and Transactions."

(In thousands, except ratios and per share amounts)

	Fiscal Year Ended				
	June 30, 2013	**June 29, 2012**	**June 24, 2011**	**June 25, 2010**	**June 26, 2009**
Consolidated Operating Results:					
Total revenue	$ 318,114	$ 353,741	$ 389,819	$ 422,227	$ 485,677
Net revenue [1]	271,653	293,423	342,064	366,971	381,621
Net income (loss)	(33,445)	(4,729)	(23,203)	(2,893)	23,631
Earnings (loss) per share – basic [2]					
Net income (loss)	$ (1.02)	$ (0.14)	$ (0.71)	$ (0.10)	$ 0.86
Earnings (loss) per share – diluted [2]					
Net income (loss)	$ (1.02)	$ (0.14)	$ (0.71)	$ (0.10)	$ 0.86
Weighted average shares outstanding – basic [2]	32,870	32,650	32,515	30,253	27,429
Weighted average shares outstanding – diluted [2]	32,870	32,650	32,515	30,253	27,509
Cash dividends declared per common share	$ —	$ —	$ 0.12	$ 0.36	$ 0.36
Consolidated Financial Condition:					
Total assets	$ 3,780,373	$ 3,546,843	$ 3,802,157	$ 4,530,691	$ 4,199,039
Long-term debt [3]	165,181	138,450	86,247	99,107	111,913
Stockholders' equity	315,286	355,702	357,469	383,394	340,357
Shares outstanding	32,629	32,576	32,285	32,342	27,263
Book value per common share	$ 9.66	$ 10.92	$ 11.07	$ 11.85	$ 12.48
Bank Performance Ratios:					
Return on assets	0.5 %	0.2 %	(2.1) %	(0.8) %	0.2 %
Return on equity	3.5 %	1.5 %	(21.4) %	(9.1) %	2.6 %
Equity to assets ratio	13.1 %	12.0 %	9.7 %	9.2 %	8.5 %

(1) Net revenue is equal to total revenues less interest expense.

(2) Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (paid or unpaid) are treated as participating securities and are factored into the calculation of Earnings per Share ("EPS"), except in periods with a net loss, when they are excluded.

(3) Includes FHLB advances with maturities in excess of one year and for fiscal year 2013 and 2012, includes the $100.0 million Credit Agreement with Hilltop and Oak Hill net of a $16.9 million and $20.9 million discount at June 30, 2013 and June 29, 2012, respectively.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are engaged in full-service securities brokerage and full-service commercial banking. During the twelve-months ended June 30, 2013, 85% of our total revenues were generated by our full-service brokerage business and 15% of our total revenues were generated by our commercial banking business. While brokerage and banking revenues are dependent upon trading volumes and interest rates, which may fluctuate significantly, a large portion of our expenses remain fixed. Consequently, net operating results can vary significantly from period to period.

Our business is also subject to substantial governmental regulation and changes in legal, regulatory, accounting, tax and compliance requirements, which may have a substantial impact on our business and results of operations. We also face substantial competition in each of our lines of business. See "Forward-Looking Statements, " Item 1. "Business-Competition," Item 1. "Business-Regulation" and Item 1A. "Risk Factors."

We operate through four segments grouped primarily by products, services and customer base: clearing, retail, institutional and banking.

Clearing. We provide clearing and execution services for other broker/dealers (predominantly on a fully disclosed basis). Our clientele includes general securities broker/dealers and firms specializing in high-volume trading. We currently support a wide range of clearing clients, including discount and full-service brokerage firms, direct access firms, registered investment advisors and institutional firms. In addition to clearing trades, we tailor our services to meet the specific needs of our clearing correspondents ("correspondents") and offer products and services such as recordkeeping, trade reporting, accounting, general back-office support, securities and margin lending, reorganization assistance and custody of securities.

Revenues in this segment are generated primarily through transaction charges to our correspondent firms for clearing their trades. Revenue is also earned from various fees and other processing charges as well as through net interest income on correspondent customer balances.

Retail. We offer retail securities (such as equities, mutual funds and fixed income products), insurance products and managed accounts through the activities of our employee registered representatives and our independent contractors. As a securities broker, we extend margin credit on a secured basis to our retail customers in order to facilitate securities transactions. This segment generates revenue primarily through commissions charged on securities transactions, fees from managed accounts and the sale of insurance products as well as net interest income from retail customer balances.

Institutional. We serve institutional customers in the areas of securities borrowing and lending, public finance, municipal finance, sales and underwriting, investment banking, fixed income sales and equity trading. Our securities borrowing and lending business includes borrowing and lending securities for other broker/dealers, lending institutions, and our own clearing and retail operations. Our municipal finance operations assist public bodies in originating, syndicating and distributing securities of municipalities and political subdivisions. At June 28, 2013, we exited the corporate finance business. Future revenues will not include fees from this business.

Our fixed income sales and trading group specializes in trading and underwriting U.S. government and government agency bonds, corporate bonds, municipal bonds, mortgage-backed, asset-backed and commercial mortgage-backed securities and structured products. The clients of our fixed income group include corporations, insurance companies, banks, mutual funds, money managers and other institutions. Our equity trading department focuses on executing equity and option orders for clients. We also execute institutional portfolio trades and are a market maker in a limited number of listed securities.

Revenues in the institutional segment are derived from the net interest spread on stock loan transactions, commissions, and trading income from fixed income and equity products and investment banking, and underwriting fees from corporate, and municipal securities transactions.

Banking. We offer traditional banking products and services. We specialize in three primary areas, business banking, focusing on industrial and small business lending, commercial real estate lending and mortgage purchase. We originate the majority of our loans internally, and we believe this business model helps us build more valuable relationships with our customers. Our mortgage purchase division purchases participations and sub-participations in newly originated residential loans from various mortgage bankers nationwide.

The Bank earns substantially all of its net revenues on the spread between the rates charged to customers on loans and the interest rates paid to depositors as well as interest income from investments.

Until terminated on January 14, 2013, our banking operations were restricted by and subject to the Order to Cease and Desist, Order No. WN-11-003, effective on February 4, 2011 (the "Order") originally issued by the Office of Thrift Supervision and then administered by the Office of the Comptroller of the Currency (the "OCC"). On March 16, 2012, the Bank was notified in a letter from the OCC that the OCC allowed relief from certain operating and growth restrictions required under the Order. Specifically, the OCC had no supervisory objection to any future extensions of Small Business Administration ("SBA") program 504 loans, commercial real estate owner-occupied loans, or mechanics lien residential 1-4 family construction loans so long as, prior to funding, the Bank's Board of Directors or a designated committee of the Bank approved and certified that it complied with internal policies, accounting principles generally accepted in the United States ("GAAP"), regulatory guidance, and safe and sound association practices. In connection with the termination of the Order on January 14, 2013, the Bank committed to the OCC that the Bank would, among other things: (i) adhere to the Bank's written business and capital plan as amended from time to time; and (ii) maintain a Tier I capital ratio at least equal to nine percent (9%) of adjusted total assets and a total risk-based capital ratio of at least twelve percent (12%).

The "other" category includes SWS Group, corporate administration and SWS Capital Corporation, which is a dormant entity.

Loan from Hilltop and Oak Hill

In March 2011, we entered into a Funding Agreement (the "Funding Agreement") with Hilltop and Oak Hill. On July 29, 2011, after receipt of stockholder and regulatory approval, we completed the following transactions contemplated by the Funding Agreement:

- entered into a $100.0 million, five year, unsecured loan with an 8% interest rate from Hilltop and Oak Hill under the terms of the Credit Agreement;
- issued warrants to Hilltop and Oak Hill allowing each to purchase up to 8,695,652 shares of our common stock at an exercise price of $5.75 per share (subject to anti-dilution adjustments), representing approximately 17% of the outstanding common stock of the company for each investor (assuming the warrants are exercised in full); and
- granted Hilltop and Oak Hill certain rights, including certain registration rights, preemptive rights, and the right for each to appoint one person to our Board of Directors for so long as each owns 9.9% or more of the outstanding shares of our common stock or securities convertible into at least 9.9% of our outstanding common stock. Mr. Gerald J. Ford and Mr. J. Taylor Crandall have been appointed and elected as directors of SWS Group on behalf of Hilltop and Oak Hill, respectively, pursuant to this right.

We entered into this transaction with Hilltop and Oak Hill to ensure that the Bank would maintain adequate capital ratios under the Order and could continue to reduce classified assets in a strategic and efficient manner, as well as to ensure that the broker/dealer business lines would operate without disruption. See also **Note 16** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 30, 2013, June 29, 2012 and June 24, 2011 included under Item 8. "Financial Statements and Supplementary Data" for additional discussion on the Credit Agreement with Hilltop and Oak Hill.

The funds advanced pursuant to the Credit Agreement with Hilltop and Oak Hill were recorded on our Consolidated Statements of Financial Condition as restricted cash. We are required to keep these funds in a restricted account until our Board of Directors, Hilltop and Oak Hill determine the amount(s) to be distributed to our subsidiaries. Upon the approval of the Board of Directors, Hilltop and Oak Hill, SWS Group contributed $20.0 million of this cash to the Bank as capital in the second quarter of fiscal 2012, loaned $20.0 million to Southwest Securities in the third quarter of fiscal 2012 to use in general operations by reducing Southwest Securities' use of short-term borrowings for the financing of the company's day-to-day cash management needs, paid $20.0 million toward its intercompany payable to Southwest Securities and contributed $10.0 million in capital to Southwest Securities in the fourth quarter of fiscal 2012. On March 28, 2013, the $20.0 million loan from SWS Group to Southwest Securities was repaid and the company's Board of Directors, Hilltop and Oak Hill approved, and SWS Group contributed, $20.0 million of cash as a capital contribution to Southwest Securities. The remaining $30.0 million is being held in a restricted account at SWS Group to be used for general corporate purposes, subject to the approval of the Board of Directors, Hilltop and Oak Hill.

Business Environment

Performance in the financial services industry in which we operate is highly correlated to the overall strength of the economy and financial market activity. Overall market conditions are a product of many factors, which are beyond our control and can be unpredictable. These factors may affect the financial decisions made by investors, including their level of participation in the financial markets, which may in turn, affect our business results. With respect to financial market activity, our profitability is sensitive to a variety of factors, including the volatility of the equity and fixed income markets, the level and shape of various yield curves, the volume of trading in securities, the value of our customers' assets under management, the demand for loans, the value of real estate in our market areas and the current political environment.

As of June 30, 2013, equity market indices were up versus a year ago with the Dow Jones Industrial Average (the "DJIA") up 15.8%, the Standard & Poor's 500 Index ("S&P 500") up 12.2% and the NASDAQ Composite Index ("NASDAQ") up 16.0%. The DJIA closed at 14,909.60 on June 28, 2013 up from 12,880.09 and 11,934.58 on June 29, 2012 and June 24, 2011, respectively. While the indexes showed improvement and reached closing prices that have not been reached since 2008, the average daily trading volume on the NYSE decreased 22% as compared to the same period of our prior fiscal year. The continued uncertainty in the economic environment both domestically and in Europe and continued high unemployment rates, contributed to volatility during our fiscal 2013.

Continued economic and regulatory uncertainty also created a challenging operating environment for us in fiscal 2013. The national unemployment rate, which was approximately 7.6% at the end of June 2013, was down from a high of 10.0% at the end of December 2009, and 8.2% at the end of June 2012, but remains at historically high levels. The FRB reduced the federal funds target rate to 0 - 0.25% on December 16, 2008 and announced in January 2013 that it anticipated that rates were unlikely to increase as long as the unemployment rate remained above 6.5%, the short-term inflation rate was projected to be no more than 0.5% above the Federal Open Market Committee's 2% longer-run goal, and longer-term inflation expectations continue to be stable.

The disruptions and developments in the world economy and the credit markets over the past three years resulted in a range of actions by the U.S. and foreign governments to attempt to bring liquidity and order to the financial markets and to prevent a long recession in the world economy. For more details regarding some of the actions taken by U.S. and foreign governments, see the discussion under Item 1. "Business-Regulation."

Government intervention in the markets for the past several years has created artificially low short-term interest rates. Public announcements by the FRB regarding timing of reduced intervention or increased interest rates has led to substantial volatility in the fixed income markets. This volatility has produced and could continue to produce material changes in the value of our fixed income trading portfolio.

Texas, along with the rest of the country, experienced distress in residential and commercial real estate values as well as elevated unemployment rates beginning in the last calendar quarter of 2010. Real estate values, along with unemployment statistics, have improved in fiscal 2013; however, with the improvement, competition in the banking business has increased as loan demand is not yet robust.

Impact of Economic Environment

Brokerage: Volatility in the U.S. credit and mortgage markets, low interest rates and reduced volume in the U.S. stock markets continue to have an adverse effect on several aspects of our brokerage business, including depressed net interest margins, reduced liquidity and lower trading volumes.

Exposure to European Sovereign Debt

We have no exposure to European sovereign debt or direct exposure to European banks. However, we do participate in securities lending with U.S. subsidiaries of several European banks. Receivables from securities lending are secured by collateral equal to 102% of the market value of the underlying securities, and the collateral is adjusted daily to maintain the 102% margin.

Net Interest Margins

Historically, the profitability of our brokerage business has been highly dependent upon net interest income. We earn net interest income on the spread between the interest rates earned and paid on customer and correspondent balances as well as from our securities lending business. With interest rates at historically low levels, the spread we are able to earn has been reduced, primarily from the extremely low yields on our portfolio of assets segregated for regulatory purposes. Additionally, the spread in our securities lending business has declined. Lastly, because the yields on money market funds have declined significantly, revenue sharing arrangements with our primary money market fund providers have been substantially reduced. We do not expect any significant changes in these dynamics until short-term interest rates rise.

We have taken actions to mitigate the impact of this margin contraction by renegotiating arrangements with our clearing customers, changing the mix of our assets segregated for regulatory purposes and developing new business in our securities lending portfolio. Despite these actions, profits from net interest remain substantially below historical levels.

Liquidity

Dislocation in the credit markets has led to increased liquidity risk. All but $45.0 million of our borrowing arrangements are uncommitted lines of credit and, as such, can be reduced or eliminated at any time by the lenders extending the credit. While we have not experienced any reductions in our uncommitted borrowing capacity, over the past three years, our lenders have taken actions that indicate their concerns regarding liquidity in the marketplace. These actions included reduced advance rates for certain security types, more stringent requirements for collateral eligibility, higher interest rates and pre-funding of daily settlements. Should our lenders take any actions that could negatively impact the terms of our lending arrangements, the cost of conducting our business would increase and our volume of business would be limited.

The volatility in the U.S. stock markets has also impacted our liquidity through increased margin requirements at our clearing houses. These margin requirements are determined by the clearing houses through a combination of risk formulas that are periodically adjusted to reflect perceived risk in the market. To the extent we are required to post cash or other collateral to meet these requirements, we will have less liquidity to finance our other business. We expect these margin requirements to continue to increase over the next 12 months.

Valuation of Securities

We trade mortgage, asset-backed and other types of fixed income securities on a regular basis. We monitor our trading limits daily to ensure that these securities are maintained at levels we consider prudent given current market conditions. We price these securities using a third-party pricing service and we review the prices monthly to ensure reasonable valuations. At June 30, 2013, we held mortgage and asset-backed securities of approximately $38.3 million included in securities owned, at fair value on the Consolidated Statements of Financial Condition.

Bank: Shortly after closing the Hilltop and Oak Hill transaction, we contributed $20.0 million in capital to the Bank. We believe the $20.0 million capital contribution and access to additional capital from SWS Group provides the Bank with a sound foundation for future earnings, as well as the flexibility to accelerate the reduction of classified assets.

The Bank continued to reduce classified assets during fiscal 2013. Classified assets were $67.6 million at June 30, 2013, down from $110.7 million at June 30, 2012. Classified assets as a percentage of total capital plus the allowance for loan losses was 37.4% at June 30, 2013 and 58.0% at June 30, 2012. Non-performing assets (a subset of classified assets) decreased to $38.0 million at June 30, 2013 from $72.7 million at June 30, 2012. The Bank has significantly reduced classified assets and improved performance during the past fiscal year, but the reduction in classified assets could slow and additional loans could be moved to problem status should the economic environment worsen.

The Bank's loan loss allowance at June 30, 2013 was $12.3 million, or 2.85% of loans held for investment, excluding purchased mortgage loans held for investment and loans measured at fair value, as compared to $22.4 million, or 3.99% of loans held for investment, excluding purchased mortgage loans held for investment, at June 30, 2012.

The Tier I (core) capital ratio was 13.5% and the total risk-based capital ratio was 24.9% at June 30, 2013, as compared to 12.6% and 19.2%, respectively, at June 30, 2012 (without giving effect to the Basel III final rules). With the stability of these capital ratios and the $20.0 million capital contribution from SWS Group, the Bank's management has focused on diversifying the balance sheet by reducing loan concentrations and building an investment portfolio. In conjunction with building the security investment portfolio, the Bank entered into $100.0 million of interest rate swaps, to reduce deposit cost variability by focusing on protecting earnings in a rising interest rate environment. The Bank plans to continue implementing this strategy, along with other balance sheet considerations, to manage interest rate risk.

The Bank is focused on implementing and executing its business plan, which includes the continued diversification of the balance sheet and conservative growth strategies. The Bank's available for sale investment portfolio was $503.1 million and $304.0 million at June 30, 2013 and June 30, 2012, respectively. The Bank plans to continue to manage a tiered investment portfolio designed to provide cash flows for loan originations. At June 30, 2013 and June 30, 2012, the Bank's mortgage purchase program loan balance was $174.0 million and $294.3 million, respectively. These loans are held for investment on average for 25 days or less, which substantially limits credit risk.

The primary funding source for the Bank's balance sheet growth is core deposits from Southwest Securities' brokerage customers. These core deposits provide the Bank with a stable and low cost funding source. At June 30, 2013 and June 30, 2012, the Bank had $878.4 million and $930.7 million, respectively, in funds on deposit from customers of Southwest Securities, representing approximately 88.4% and 87.6%, respectively, of the Bank's total deposits.

Events and Transactions

A description of material events and transactions impacting our results of operations in the periods presented are discussed below:

Deferred tax asset valuation allowance. Deferred tax assets derived from operating losses are realized when we generate consolidated taxable income within the applicable carryback and carryforward periods. Based on an evaluation of our historical results of operations and various other factors, management determined that it was appropriate to increase the valuation allowance for its remaining deferred tax assets with the exception of the Bank's available for sale securities. Management determined that an increase in the valuation allowance was appropriate in the fourth quarter of fiscal 2013 after reviewing the impact of our fourth quarter operating results and our fiscal 2014 financial forecast. Accordingly, we increased our valuation allowance by $30.0 million from $872,000 at June 29, 2012 to $30.9 million at June 30, 2013.

Warrant valuation. The warrants issued to Hilltop and Oak Hill are presented as liabilities carried at fair value on the Consolidated Statement of Financial Condition. During fiscal 2013, the value of these warrants decreased primarily due to the decrease in the derived volatility of our common stock from 52% at June 30, 2012 to 51% at June 30, 2013 and the effect of the time to maturity. The decrease in value resulted in an unrealized pre-tax gain of $3.6 million for fiscal 2013. During fiscal 2012, the value of these warrants increased due to increased stock price volatility from our initial valuation of 39.9% to 52.4%, partially offset by the passage of time and a decrease in our stock price from $5.45 at July 29, 2011, the issuance date of the warrants, to $5.33 at June 29, 2012. The increase in value resulted in an unrealized pre-tax loss of $3.7 million for fiscal 2012.

Auction rate security. Since fiscal 2010, we held an auction rate municipal bond at 95.7% of par. As a result of a recent trade in a similar security at a value less than par and related market conditions, we determined that our security should be written down to 92.5% of par in the first quarter of fiscal 2013. This resulted in a $702,000 write down at September 28, 2012. During the third quarter of fiscal 2013, we sold this security with no gain or loss recognized on the transaction.

Recapture in allowance for loan loss. With the improvement in the credit quality of the Bank's loan portfolio during fiscal 2013 and fiscal 2012, the Bank recorded a $7.7 million recapture of its provision for loan loss in fiscal 2013 and a $48.5 million decrease in its provision for loan loss during fiscal 2012. See discussion above under "Overview—Business Environment—Impact of Economic Environment—Bank", "Financial Condition – Loan and Allowance for Probable Loan Losses" and **Note 5** in the Notes to the Consolidated Financial Statements for fiscal years June 30, 2013, June 29, 2012, and June 24, 2011 included in Item 8 "Financial Statements and Supplementary Data."

Transaction with Hilltop and Oak Hill. In March 2011, we entered into a Funding Agreement with Hilltop and Oak Hill and on July 29, 2011, after receipt of stockholder and regulatory approval, we completed the following transactions contemplated by the Funding Agreement:

- we entered into a $100.0 million, five year, unsecured loan with an 8% interest rate from Hilltop and Oak Hill under the terms of the Credit Agreement; and
- we issued warrants to Hilltop and Oak Hill allowing each to purchase up to 8,695,652 shares of our common stock at an exercise price of $5.75 per share (subject to anti-dilution adjustments), representing approximately 17% of the outstanding common stock of our company for each investor (assuming the warrants are exercised in full).

Total interest expense recorded on this loan for fiscal 2013 and 2012 was $12.5 million and $11.0 million, respectively.

RESULTS OF OPERATIONS

Consolidated

Net losses for the fiscal years ended June 30, 2013, June 29, 2012 and June 24, 2011 were $33.4 million, $4.7 million and $23.2 million, respectively. Fiscal years 2013, 2012 and 2011 contained 249, 256 and 252 trading days, respectively. We estimate the impact on revenues of the seven day decrease in trading days from fiscal 2012 to fiscal 2013 was approximately $4.3 million.

Southwest Securities was custodian for $30.0 billion, $29.2 billion and $28.0 billion in total customer assets at June 30, 2013, June 29, 2012 and June 24, 2011, respectively.

The following is a summary of fiscal year–to–fiscal year increases (decreases) in categories of net revenues and operating expenses (dollars in thousands):

	Change Fiscal 2012 to 2013		Change Fiscal 2011 to 2012	
	Amount	Percent	Amount	Percent
Net revenues:				
Net revenues from clearing operations	$ (666)	(7)%	$ (1,323)	(12)%
Commissions	(6,235)	(5)	(10,812)	(8)
Net interest	(10,913)	(18)	(29,310)	(32)
Investment banking, advisory and administrative fees	4,441	11	(359)	(1)
Net gains on principal transactions	(10,654)	(38)	(9,190)	(25)
Other	2,257	10	2,353	12
	$ (21,770)	(7)%	$ (48,641)	(14)%

	Change Fiscal 2012 to 2013		Change Fiscal 2011 to 2012	
	Amount	Percent	Amount	Percent
Operating expenses:				
Commissions and other employee compensation	$ (1,389)	(1)%	$ (11,752)	(5)%
Occupancy, equipment and computer service costs	(591)	(2)	(2,188)	(6)
Communications	897	7	(482)	(4)
Floor brokerage and clearing organization charges	(261)	(6)	(285)	(6)
Advertising and promotional	(52)	(2)	323	12
Provision for loan loss	(10,193)	>(100)	(48,492)	(95)
Unrealized net gain/loss on warrant valuation	(7,287)	>(100)	3,674	100
Other	(2,144)	(6)	(16,953)	(34)
	(21,020)	(7)	(76,155)	(20)
Pretax loss	$ (750)	(13)%	$ 27,514	82 %

Fiscal 2013 versus 2012

Net revenues decreased $21.8 million from fiscal 2012 to fiscal 2013. The largest components of the decrease were a $10.7 million decrease in net gains on principal transactions, a $10.9 million decrease in net interest and a $6.2 million decrease in commissions, offset by a $4.4 million increase in investment banking, advisory and administrative fees and $2.3 million increase in other revenue. The $10.7 million decrease in net gains on principal transactions was primarily driven by a $14.7 million decrease in our institutional segment, with $12.5 million coming from our municipal distribution business and $2.3 million from our taxable fixed income business as a result of the market environment during the third and fourth quarters of fiscal 2013. These decreases were offset by the $3.6 million realized gain on the sale of our shares of U.S. Home Systems, Inc. ("USHS") common stock.

The $10.9 million decrease in net interest revenue was primarily driven by a $5.8 million decrease in net interest revenue in our banking segment due to a 21% decrease in our average loan balance and a 30 basis point decrease in net interest yield at the Bank as compared to the same period of the prior fiscal year. The institutional segment contributed an additional $3.2 million of the net interest revenue decrease primarily due to a 12 basis point decrease in our average net interest spread in our stock lending business and an 8% decrease in our average stock lending portfolio. Interest expense under the Credit Agreement contributed $1.5 million of the decrease in net interest revenue as there was one month less of interest expense for fiscal 2012.

The $6.2 million decrease in commissions revenue from fiscal 2012 to fiscal 2013 was due to a $4.7 million decrease in the institutional segment and a $1.5 million decrease in commissions in the retail segment. Both decreases were due in part to a decrease in the number of trading days from 256 days in fiscal year 2012 to 249 days in fiscal year 2013. The decrease in commissions in the retail segment was also due to the loss of a team of high performing independent registered representative producers. The decrease in commissions in the institutional segment was also due to the narrowing of bid/ask spreads and an increase in market volatility in the last half of the year.

The $4.4 million increase in investment banking and advisory fees was primarily due to a 43% increase in our assets under management and an increase in administrative fee income from revenue sharing with money market fund providers in our clearing and retail segments. The $2.3 million increase in other revenues was primarily a result of a $1.7 million increase in the sale of insurance products in our retail segment, a $1.3 million increase in the value of our deferred compensation investments and a $2.3 million increase in gains on the sale of loans. These increases were partially offset by a $1.0 million increase in net losses on the sale of real estate owned ("REO") and a $0.4 million decrease in the gains from sale of securities.

Operating expenses decreased $21.0 million in fiscal year 2013 as compared to the same period of the prior fiscal year. The largest components of this decrease were a $10.2 million decrease in our provision for loan loss, a $7.3 million decrease in the change in the value of the warrants, a $2.1 million decrease in other expenses and a $1.4 million decrease in commissions and other employee compensation expense. We recognized a loan loss recapture of $7.7 million for fiscal year 2013 compared to a provision of $2.5 million for fiscal year 2012. We recognized a $3.6 million gain on the warrant valuation in fiscal year 2013 and a $3.7 million loss on the warrant valuation in fiscal year 2012. The $2.1 million decrease in other expenses in fiscal 2013 was primarily due to a $1.7 million decrease in legal fees from fiscal year 2012. The $1.4 million decrease in commissions and other employee compensation was primarily due to overall segment revenue declines leading to a decrease in commission expense and incentive compensation of $8.9 million. These decreases were partially offset by an increase in our liability to participants in the deferred compensation plan of $1.4 million and salary and benefit expenses of $6.1 million.

Fiscal 2012 versus 2011

Net revenues decreased $48.6 million from fiscal 2011 to fiscal 2012. The largest components of the decrease were a $29.3 million decrease in net interest, a $10.8 million decrease in commissions, a $9.2 million decrease in net gains on principal transactions and a $1.3 million decrease in net revenues from clearing operations. The $29.3 million decrease in net interest revenue was due primarily to a 27% decrease in the average loan balance at the Bank compared to fiscal 2011. Also, interest expense under the Credit Agreement with Hilltop and Oak Hill reduced net interest revenue by $11.0 million for fiscal 2012.

The decrease in commissions was due primarily to a $6.7 million decrease in commissions in the institutional segment, primarily in the taxable fixed income business resulting from reduced customer activity due to increased economic uncertainty. In addition, we also experienced a $4.1 million decrease in commissions in the retail segment. This decrease was primarily due to a decrease in retail representative headcount, difficulty in recruiting representatives and reduced activity overall.

The $9.2 million decrease in net gains on principal transactions was due to reduced customer trading activity in the taxable fixed income and municipal finance businesses.

The decrease in net revenues from clearing operations was due primarily to changes in market conditions. In addition, the loss of 12 correspondents to broker withdrawals in fiscal 2012 also contributed to the decrease in clearing revenue.

These revenue declines were partially offset by a $2.4 million increase in other revenue. This increase was made up of a $3.1 million decrease in net losses on the sale of REO from the prior fiscal year, a $0.8 million increase in earnings on equity investments, a $0.6 million increase in insurance product sales and a $0.5 million decrease on losses on the sale of loans offset by a $1.6 million decrease in the value of the investments in our deferred compensation plan and a $0.6 million decrease in the gain on sale of securities.

Operating expenses decreased $76.2 million for fiscal 2012 as compared to fiscal 2011. The largest decreases were the $48.5 million decrease in the provision for loan loss, the $17.0 million decrease in other expense, the $11.8 million decrease in commissions and other employee compensation and the $2.2 million decrease in occupancy, equipment and computer service costs. The decrease in the Bank's loan loss provision is discussed above under "Overview-Business Environment-Impact of Economic Environment-Bank." The decrease in other expenses was due primarily to a $13.0 million decrease in the Bank's REO loss provision, a $1.4 million decrease in third-party loan services, a $1.1 million decrease in the Bank's fee assessments from regulatory agencies, a $1.1 million decrease in the Bank's real estate related expenses and a $0.7 million decrease in legal expenses. The $11.8 million decrease in commissions and other employee compensation was primarily due to an $8.4 million decrease in commission expense related to a decrease in production revenues, commissions and investment banking, advisory and administrative fees and a $3.5 million decrease in salaries expense primarily related to the decrease in our headcount. The decrease in occupancy, equipment and computer service costs was due to a $0.8 million decrease in amortization expense related to a customer relationship intangible that was fully amortized in July 2011, a $0.6 million decrease in depreciation expense for equipment that became fully depreciated in fiscal 2012 that has not been replaced and a $0.6 million decrease in rental expense due to closing three banking center locations during fiscal 2012. These decreases in other expenses were offset by the $3.7 million unrealized loss on warrant valuation as discussed above under "Overview-Events and Transactions-Warrant Valuation."

Net Interest Income

We generate net interest income from our brokerage segments and our banking segment. Net interest income from the brokerage segments is dependent upon the level of customer and stock loan balances as well as the spread between the rates we earn on those assets compared to the cost of funds. Net interest is the primary source of income for the Bank and represents the amount by which interest and fees generated by earning assets exceed the cost of funds. The Bank's cost of funds consists primarily of interest paid to the Bank's depositors on interest-bearing accounts and long-term borrowings with the FHLB. Net interest income from our brokerage, corporate and banking segments were as follows for the fiscal years 2013, 2012 and 2011 (in thousands):

	2013	2012 [1]	2011 [1]
Brokerage	$ 21,773	$ 25,547	$ 25,965
Bank	41,423	47,228	65,147
SWS Group[2]	(12,307)	(10,973)	—
Net interest	$ 50,889	$ 61,802	$ 91,112

(1) The net interest reported for the banking segment is for the periods ended June 30, 2012 and 2011.
(2) Consists primarily of interest expense under the Credit Agreement with Hilltop and Oak Hill.

Average balances of interest earning assets and interest-bearing liabilities in our brokerage operations were as follows for the fiscal years ended June 30, 2013, June 29, 2012 and June 24, 2011 (in thousands):

	2013	2012	2011
Average interest-earning assets:			
Customer margin balances	$ 235,497	$ 231,269	$ 215,672
Assets segregated for regulatory purposes	187,221	218,193	254,025
Stock borrowed	1,540,000	1,636,000	2,061,000
Average interest-bearing liabilities:			
Customer funds on deposit, including short credits	$ 328,738	$ 344,828	$ 350,955
Stock loaned	1,481,000	1,611,000	2,036,000

Net interest revenue generated by each segment is reviewed in detail in the segment analysis below.

Income Tax Expense

For fiscal 2013, income tax expense (effective rate of -400.0%) differed from the amount that would have otherwise been calculated by applying the federal corporate tax rate (35%) to loss before income tax benefit due to non-deductible compensation and a $30.0 million increase in our valuation allowance offset by tax exempt interest, state income taxes and decreases in the value of company-owned life insurance("COLI"). See further discussion regarding reconciliation of the effective tax rate and the federal corporate tax rate in **Note 17** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 30, 2013, June 29, 2012 and June 24, 2011 included under Item 8. "Financial Statements and Supplementary Data."

For fiscal 2012, income tax benefit (effective rate of 20.4%) differed from the amount that would have otherwise been calculated by applying the federal corporate tax rate (35%) to loss before income tax benefit due to state income taxes and other permanently excluded items, such as tax exempt interest and compensation.

For fiscal 2011, income tax benefit (effective rate of 30.6%) differed from the amount that would have otherwise been calculated by applying the federal corporate tax rate (35%) to loss before income tax benefit due to state income taxes and other permanently excluded items, such as tax exempt interest, meals and entertainment, compensation and increases in the value of COLI.

Periodic reviews of the carrying amount of deferred tax assets are made to determine if the establishment of a valuation allowance is necessary when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In assessing the realization of deferred tax assets, management considered all available evidence, both positive and negative from the following expected sources of income: expected future reversals of deferred tax assets and liabilities, projected future taxable income, cumulative losses in recent years and tax planning strategies. In making such judgments, significant weight is given to evidence that can be objectively verified. Accounting Standards Codification ("ASC") 740, "Income Taxes" provides that a cumulative loss in recent years is significant negative evidence in considering whether deferred tax assets are realizable and also restricts the reliance on projections of future taxable income to support the recovery of deferred tax assets. Although our current financial forecasts indicate that sufficient taxable income should be generated in the future to ultimately realize the existing deferred tax benefits, these forecasts are subject to a number of assumptions and there can be no assurance that these forecasts will be achieved. These forecasts were not considered to constitute sufficient positive evidence, as required by GAAP, to overcome the observable negative evidence associated with the cumulative loss positions. The company previously had an allowance for deferred tax assets associated with its capital losses from investments. Based on an evaluation of the positive and negative evidence, management determined that it was appropriate to increase the valuation allowance for its remaining deferred tax assets, except for the Bank's available for sale securities. See also **Note 17** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 30, 2013, June 29, 2012 and June 24, 2011 included under Item 8. "Financial Statements and Supplementary Data."

Segment Information

The following is a summary of net revenues and pre-tax income (loss) by segment for fiscal 2013, 2012 and 2011 (dollars in thousands):

	June 30, 2013	% Change	June 29, 2012[1]	% Change	June 24, 2011[1]
Net revenues:					
Clearing	$ 18,938	2 %	$ 18,614	(12)%	$ 21,190
Retail	110,440	3	106,882	(3)	109,657
Institutional	107,947	(17)	130,077	(11)	145,695
Banking	44,101	(12)	49,942	(22)	64,309
Other	(9,773)	19	(12,092)	>(100)	1,213
Total	$ 271,653	(7)%	$ 293,423	(14)%	$ 342,064
Pre-tax income (loss):					
Clearing	$ (481)	73 %	$ (1,754)	(450)%	$ 501
Retail	2,498	231	(1,906)	(241)	1,356
Institutional	20,866	(47)	39,654	(14)	46,251
Banking	12,742	74	7,316	116	(46,330)
Other	(42,315)	14	(49,250)	(40)	(35,232)
Total	$ (6,690)	(13)%	$ (5,940)	82 %	$(33,454)

(1) The net revenues and pre-tax income reported for the banking segment is for the periods ended June 30, 2012 and 2011.

Clearing. The following is a summary of the results for the clearing segment for fiscal 2013, 2012 and 2011 (dollars in thousands):

	June 30, 2013	% Change	June 29, 2012	% Change	June 24, 2011
Net revenue from clearing	$ 8,718	(7)%	$ 9,383	(12)%	$ 10,706
Net interest	6,063	—	6,056	(6)	6,475
Other	4,157	31	3,175	(21)	4,009
Net revenues	18,938	2	18,614	(12)	21,190
Operating expenses	19,419	(5)	20,368	(2)	20,689
Pre-tax income (loss)	$ (481)	73 %	$ (1,754)	(450)%	$ 501
Daily average customer margin balance	$ 98,000	(13)	$ 112,000	—	$ 112,000
Daily average customer funds on deposit	$ 173,000	(8)%	$ 188,000	(5)%	$ 198,000

Total correspondent clearing customer assets under custody were $15.1 billion, $14.7 billion and $14.4 billion at June 30, 2013, June 29, 2012 and June 24, 2011, respectively.

The following table reflects the number of client transactions processed for each of the last three fiscal years and the number of correspondents at the end of each fiscal year:

	Fiscal 2013	Fiscal 2012	Fiscal 2011
Tickets for high-volume trading firms	324,151	959,646	1,535,871
Tickets for general securities broker/dealers	645,446	714,460	776,118
Total tickets	969,597	1,674,106	2,311,989
Correspondents	151	153	161

Fiscal 2013 versus 2012

For fiscal 2013, net revenues in the clearing segment increased 2% while clearing fee revenues decreased 7% and other revenues increased 31% compared to fiscal year 2012.

The $0.7 million decrease in clearing revenue was primarily due to lower activity levels for existing correspondents and a decrease from 256 trading days in fiscal year 2012 to 249 trading days in fiscal 2013. The decrease in clearing fee revenues was offset by an increase in other revenues primarily due to a $0.5 million increase in revenue sharing with money market fund providers and increased earnings on customer assets.

For fiscal 2013 compared to fiscal 2012, tickets processed for high-volume trading firms decreased 66% while tickets processed for general securities broker/dealers decreased by 10%. Revenue per ticket increased approximately 60% from $5.61 for fiscal 2012 to $8.99 for fiscal 2013. The change in the mix of tickets processed led to an increase in revenue per ticket as fees charged to high-volume trading firms are discounted substantially from the fees charged to general securities broker/dealers.

Operating expenses for fiscal 2013 decreased $0.9 million, or 5%, from fiscal 2012 primarily due to a decrease in operations and information technology expenses.

Fiscal 2012 versus 2011

For fiscal 2012, net revenues and clearing fee revenue in the clearing segment both decreased 12% from fiscal 2011. In addition, other revenue decreased 21% from fiscal 2011 to fiscal 2012 primarily due to a 25% decline in administrative fee income from revenue sharing with money market fund providers.

The decrease in clearing revenue was due primarily to changes in market conditions. In addition, the loss of 12 correspondents to broker withdrawals in fiscal 2012 also contributed to the decrease in clearing revenue.

Also, for fiscal 2012 as compared to fiscal 2011, tickets processed for high-volume trading firms decreased 38% while tickets processed for general securities broker/dealers decreased by 8%. Revenue per ticket increased approximately 29% from $4.35 for fiscal 2011 to $5.61 for fiscal 2012. The change in the mix of tickets processed led to an increase in revenue per ticket as fees charged to high-volume trading firms are discounted substantially from the fees charged to general securities broker/dealers. A four day increase in the number of trading days in fiscal 2012 compared to the prior fiscal year partially offset the decrease in ticket volume. There were 256 trading days in fiscal 2012 and 252 in fiscal 2011.

Operating expenses for fiscal 2012 decreased $0.3 million, or 2%, from fiscal 2011 due primarily to a $0.4 million decrease in occupancy, equipment and computer service costs, primarily due to a $0.8 million decrease in amortization expense related to a customer relationship intangible that was fully amortized in July 2011. This decrease was offset by a $0.3 million increase in information technology costs.

Retail. The following is a summary of the results for the retail segment for fiscal 2013, 2012 and 2011 (dollars in thousands):

	June 30, 2013	% Change	June 29, 2012	% Change	June 24, 2011
Net revenues:					
Private Client Group ("PCG")					
Commissions	$ 50,774	6 %	$ 47,885	(8)%	$ 52,261
Advisory fees	7,408	32	5,606	5	5,331
Insurance products	4,096	(8)	4,434	8	4,124
Other	354	>100	(18)	(125)	71
Net interest revenue	2,232	(21)	2,813	15	2,448
	64,864	7	60,720	(5)	64,235
Independent registered representatives ("SWS Financial")					
Commissions	24,537	(15)	28,937	1	28,716
Advisory fees	3,673	24	2,972	(1)	3,011
Insurance products	9,613	23	7,828	4	7,550
Other	1,129	20	940	(2)	958
Net interest revenue	1,099	20	919	(7)	983
	40,051	(4)	41,596	1	41,218
Other					
Commissions	427	(1)	432	9	396
Advisory fees	3,455	29	2,678	11	2,412
Insurance products	1,511	16	1,299	5	1,240
Other	132	(16)	157	1	156
	5,525	21	4,566	9	4,204
Total	110,440	3	106,882	(3)	109,657
Operating expenses	107,942	(1)	108,788	—	108,301
Pre-tax income (loss)	$ 2,498	231 %	$ (1,906)	(241)%	$ 1,356
Daily average customer margin balances	$ 135,000	18 %	$ 114,000	41 %	$ 81,000
Daily average customer funds on deposit	$ 110,000	16 %	$ 95,000	1 %	$ 94,000
PCG representatives	167	1 %	166	— %	166
SWS Financial representatives	297	(4)	310	4	297

Fiscal 2013 versus 2012

Net revenues in the retail segment increased 3% in fiscal 2013 compared to fiscal 2012 despite the seven fewer trading days during the fiscal 2013 period. Advisory fees were up in all areas of the retail business due to a 43% increase in assets under management as well as increased fees from money market fund revenue sharing. In addition, insurance products revenue was up 12% from the prior year period. Commission revenues increased 6% in our PCG group while representative turnover resulted in an overall 15% reduction in commissions revenue at SWS Financial.

Total customer assets were $14.3 billion at June 30, 2013 and $13.6 billion at June 29, 2012. Assets under management were $1.1 billion at June 30, 2013 versus $761.1 million at June 29, 2012.

Operating expenses decreased 1% from fiscal 2012 to fiscal 2013. This decrease was primarily due to a $2.5 million decrease in legal expenses offset by a $1.1 million increase in commissions and other employee compensation primarily at our PCG group.

Fiscal 2012 versus 2011

Net revenues in the retail segment decreased 3% in fiscal 2012 as compared to fiscal 2011 due primarily to a $4.1 million decrease in commissions resulting from a reduction in PCG representative headcount in fiscal 2011, with the bulk of the reduction coming in the fourth quarter of fiscal 2011. The average PCG representative headcount for fiscal 2011 was 184 representatives compared to 166 in fiscal 2012. The decrease in net revenues can also be attributed to reduced activity overall. Despite these challenges, insurance product sales for fiscal 2012 increased from fiscal 2011 due to improved volumes in both our PCG and SWS Financial businesses.

Total customer assets were $13.6 billion at June 29, 2012 and $12.9 billion at June 24, 2011. Assets under management were $761.1 million at June 29, 2012 versus $688.5 million at June 24, 2011.

Operating expenses increased less than 1% from fiscal 2011 to fiscal 2012. However, other expenses increased 10% from fiscal 2011 to fiscal 2012. The increase in other expenses was primarily due to a $0.9 million increase in legal fees and a $0.4 million increase in operational and information technology costs. This increase in other expenses was offset by a decrease in occupancy, equipment and computer service costs of $0.6 million, which was due to the completion of an M.L. Stern & Co., LLC computer services contract in early fiscal 2012.

Institutional. The following is a summary of the results for the institutional segment for fiscal 2013, 2012 and 2011 (dollars in thousands):

	June 30, 2013	% Change	June 29, 2012	% Change	June 24, 2011
Net revenues:					
Commissions					
Taxable fixed income	$ 23,747	(12)%	$ 27,097	(19)%	$ 33,385
Municipal finance	11,037	(13)	12,624	(18)	15,407
Portfolio trading	14,937	2	14,684	19	12,329
	49,721	(9)	54,405	(11)	61,121
Investment banking fees					
Taxable fixed income	8,995	6	8,489	(18)	10,379
Municipal finance	18,149	6	17,076	7	15,960
Corporate finance	3,613	(22)	4,606	9	4,215
Other	(2)	—	—	—	—
	30,755	2	30,171	(1)	30,554
Net gains on principal transactions					
Taxable fixed income	9,182	(20)	11,479	(24)	15,074
Municipal finance	5,223	(71)	17,725	(23)	22,975
Other	(26)	73	(98)	87	(735)
	14,379	(51)	29,106	(22)	37,314
Other	714	(13)	816	14	713
Net interest revenue					
Stock loan	8,990	(22)	11,572	2	11,318
Other	3,388	(15)	4,007	(14)	4,675
Total	107,947	(17)	130,077	(11)	145,695
Operating expenses	87,081	(4)	90,423	(9)	99,444
Pre-tax income	$ 20,866	(47)%	$ 39,654	(14)%	$ 46,251
Taxable fixed income representatives	38	15 %	33	— %	33
Municipal distribution representatives	26	8	24	—	24

Average balances of interest-earning assets and interest-bearing liabilities for the institutional segment as of June 30, 2013, June 29, 2012 and June 24, 2011 were as follows (in thousands):

	2013	2012	2011
Daily average interest-earning assets:			
Stock borrowed	$ 1,540,000	$ 1,636,000	$ 2,061,000
Daily average interest-bearing liabilities:			
Stock loaned	$ 1,481,000	$ 1,611,000	$ 2,036,000

The following table sets forth the number and aggregate dollar amount of new municipal bond underwritings conducted by Southwest Securities for the last three fiscal years:

Fiscal Year	Number of Issues	Aggregate Amount of Offerings
2013	691	$ 51,124,754,000
2012	610	$ 52,201,909,000
2011	572	$ 47,467,640,000

Fiscal 2013 versus 2012

Net revenues from the institutional segment decreased 17% while pre-tax income was down 47% from fiscal 2012 to fiscal 2013. This decrease was due primarily to a $14.7 million decrease in net gains on principal transactions, a $4.7 million decrease in commission revenues and a $3.2 million decrease in net interest revenue. The decrease in net gains on principal transactions was primarily due to a $12.5 million decrease in municipal finance trading gains and a $2.3 million decrease in taxable fixed income gains. The decrease in both the taxable fixed income and municipal finance trading gains was primarily the result of the challenging market environment in the later half of fiscal 2013, particularly in the fourth quarter in which municipal and taxable yields increased significantly and the yield on the 10-year treasury note increased by approximately 65 basis points from April 2013 to June 2013. This dramatic rise in rates resulted in corresponding trading losses in our fourth fiscal quarter of 2013.

The decrease in commission revenues was primarily driven by a $3.4 million decrease in taxable fixed income and a $1.6 million decrease in municipal finance. The decreases in taxable fixed income and municipal finance were primarily attributable to the narrowing of bid/ask spreads and an increase in market volatility.

Net interest revenue decreased $3.2 million for fiscal 2013 as compared to fiscal 2012. This decrease in net interest revenue was primarily due to a 12 basis point decrease in the average net interest spread in our stock loan business and a 6% reduction in average stock borrow balances. Other net interest decreased $0.6 million for fiscal year 2013 primarily due to an increase in borrowing costs for our municipal and taxable fixed income businesses.

Operating expenses decreased 4% for fiscal 2013 as compared to fiscal 2012, primarily due to a $6.6 million decrease in compensation expenses due to weaker segment revenues offset by a $1.1 million increase in quotations and a $0.9 million increase in operations and technology expense.

Fiscal 2012 versus 2011

Net revenues from the institutional segment decreased 11% while pre-tax income was down 14% from fiscal 2011 to fiscal 2012. Commissions decreased $6.7 million from fiscal 2011 to fiscal 2012 due to reduced customer activity, primarily in the taxable fixed income business due to increased economic uncertainty. These decreases for fiscal 2012 were partially offset by a 19% increase in portfolio trading commissions due to increased customer activity and a one time change in customer business mix.

Net gains on principal transactions decreased $8.2 million, or 22%, in fiscal 2012 as compared to fiscal 2011. Taxable fixed income trading gains decreased $3.6 million and municipal finance trading gains decreased $5.2 million from fiscal 2011 to fiscal 2012.

Operating expenses decreased 9% for fiscal 2012 compared to fiscal 2011, primarily due to decreased commissions and other employee compensation from reduced revenue produced by the institutional segment.

Banking. The following is a summary of the results for the banking segment for fiscal 2013, 2012 and 2011 (dollars in thousands):

	June 30, 2013	% Change	June 30, 2012	% Change	June 30, 2011
Net revenues:					
Net interest revenue	$ 41,423	(12)%	$ 47,228	(28)%	$ 65,147
Other	2,678	(1)	2,714	424	(838)
Total net revenues	44,101	(12)	49,942	(22)	64,309
Operating expenses	31,359	(26)	42,626	(61)	110,639
Pre-Tax income (loss)	$ 12,742	74 %	$ 7,316	116 %	$ (46,330)

Fiscal 2013 versus 2012

For fiscal year 2013, the Bank's net revenues decreased 12% compared to fiscal 2012 due primarily to a $5.8 million reduction in net interest. This reduction in net interest was primarily due to the 21% decrease in average loan balances, as well as a 30 basis point decrease in the net yield on interest-earning assets. The reduction in net interest yield was due to the roll off of the held for investment loan portfolio with proceeds being invested in the Bank's investment portfolio. This portfolio is weighted to provide liquidity as the Bank begins to record net loan originations. For the 2013 fiscal year-to-date, the Bank had originations of $5.6 billion and repayments on loans of $5.8 billion.

The Bank's operating expenses decreased $11.3 million, or 26%, for fiscal 2013 compared to fiscal 2012 and was primarily attributable to the $10.2 million decrease in the provision for loan losses as the Bank recorded $2.5 million in provision expense for fiscal 2012 compared to a $7.7 million loan loss recapture for fiscal 2013. Other operating expenses decreased $1.1 million for fiscal 2013 compared to fiscal 2012. This decrease was due primarily to a $0.8 million decrease in legal expenses, a $0.7 million decrease in REO related expenses and a $0.5 million decrease in regulatory fees. These decreases were offset by a $1.4 million increase in commission and other employee compensation and a $0.5 million increase in the REO loss provision.

Fiscal 2012 versus 2011

For fiscal 2012 as compared to fiscal 2011, the Bank's net revenues decreased 22%, but the Bank posted pre-tax income of $7.3 million, up from a pre-tax loss of $46.3 million. The decrease in net interest revenue at the Bank for fiscal 2012 as compared to the prior fiscal year was due primarily to a 27% decrease in average loan balances, as well as a decrease in the net yield on interest-earning assets of 70 basis points. Other revenue increased $3.6 million for fiscal 2012 as compared to the prior fiscal year. This increase was primarily due to a $3.1 million decrease in net losses on the sale of REO, a $1.2 million increase in earnings on equity investments and a $0.5 million net decrease in losses on the sale of loans. These increases were offset by a decrease on the gain of sale of securities of $0.6 million and a $0.5 million decrease in miscellaneous revenue.

The Bank's operating expenses decreased 61% for fiscal 2012 compared to fiscal 2011. This decrease was due primarily to a $48.5 million decrease in the Bank's loan loss provision and a $17.1 million decrease in other expenses, which included the following: (i) a $13.0 million decrease in the Bank's REO loss provision; (ii) a $1.4 million decrease in third-party loan review services; (iii) a $1.1 million decrease in the Bank's fee assessments from regulatory agencies; (iv) a $0.7 million decrease in real estate related and other loan related expense and (v) a $0.2 million decrease in legal expenses. The decrease in the Bank's loan loss provision was due to greater stability in the rate of decline of commercial real estate values and a reduction in size of the Bank's loan portfolio. The allowance computation is discussed in detail under "-Financial Condition-Loans and Allowance for Probable Loan Loss" below.

Net Interest Income

The following table sets forth an analysis of the Bank's net interest income by each major category of interest-earning assets and interest-bearing liabilities for fiscal 2013, 2012 and 2011 (dollars in thousands):

	2013			2012			2011		
	Average Balance	Interest Income/ Expense (*)	Yield/ Rate	Average Balance	Interest Income/ Expense (*)	Yield/ Rate	Average Balance	Interest Income/ Expense (*)	Yield/ Rate
Assets:									
Interest-earning assets:									
Loans:									
Residential construction	$ 2,664	$ 118	4.4 %	$ 14,849	$ 726	4.9 %	$ 55,059	$ 3,206	5.8 %
Lot and land development	12,775	776	6.1	36,606	1,678	4.6	90,582	4,316	4.8
1-4 family	321,576	16,279	5.1	278,699	15,551	5.6	317,409	19,986	6.3
Commercial real estate and multifamily	315,316	17,039	5.4	439,674	23,533	5.4	580,154	31,389	5.4
Commercial	67,702	3,322	4.9	141,352	7,166	5.1	197,984	10,708	5.4
Consumer	1,785	110	6.2	2,661	165	6.2	4,047	276	6.8
Total loans	721,818	37,644		913,841	48,819		1,245,235	69,881	
Investments:									
Money market	24,732	123	0.5	1,250	3	0.2	798	2	0.2
Federal funds sold	—	—	—	—	—	—	3,630	5	0.1
Municipal obligations – held to maturity	—	—	—	—	—	—	1,497	93	6.3
U.S. government and government agency obligations – held to maturity	21,718	516	2.4	30,419	736	2.4	48,766	1,062	2.2
U.S. government and government agency obligations – available for sale	358,466	5,833	1.6	104,184	1,745	1.7	—	—	—
Municipal obligations – available for sale	14,060	189	1.4	32	1	1.7	—	—	—
Interest bearing deposits in banks	3,219	1	—	1,949	—	—	3,803	1	—
Federal reserve funds	116,706	293	0.3	246,639	634	0.3	215,280	512	0.2
Investments – other	3,627	13	0.4	4,668	18	0.4	6,250	25	0.4
Total interest-earning assets	$1,264,346	$ 44,612	3.5 %	$1,302,982	$ 51,956	4.0 %	$1,525,259	$ 71,581	4.7 %
Non interest-earning assets:									
Cash and due from banks	3,544			4,676			4,157		
Other assets	37,981			20,379			34,950		
	$1,305,871			$1,328,037			$1,564,366		
Liabilities and stockholder's equity:									
Interest-bearing liabilities:									
Certificates of deposit	$ 33,294	$ 324	1.0 %	$ 41,774	$ 460	1.1 %	$ 59,643	$ 849	1.4 %
Money market accounts	19,884	10	0.1	23,970	12	0.1	32,035	19	0.1
Interest-bearing demand accounts	8,844	5	0.1	9,739	6	0.1	48,882	50	0.1
Savings accounts	939,950	129	—	943,267	330	—	1,086,854	735	0.1
Federal Home Loan Bank advances	70,402	2,721	3.9	86,184	3,920	4.6	104,961	4,781	4.6
Federal funds purchased	—	—	—	—	—	—	16	—	0.4
Other financed borrowings	—	—	—	8	—	—	2,462	—	—
	$1,072,374	$ 3,189	0.3 %	$1,104,942	$ 4,728	0.4 %	$1,334,853	$ 6,434	0.5 %

	2013			2012			2011		
	Average Balance	Interest Income/ Expense (*)	Yield/ Rate	Average Balance	Interest Income/ Expense (*)	Yield/ Rate	Average Balance	Interest Income/ Expense (*)	Yield/ Rate
Non interest-bearing liabilities:									
Non interest-bearing demand accounts	$ 56,340			$ 59,364			$ 75,534		
Other liabilities	6,489			4,370			1,916		
	1,135,203			1,168,676			1,412,303		
Stockholder's equity	170,668			159,361			152,063		
	$1,305,871			$1,328,037			$1,564,366		
Net interest income		$ 41,423			$ 47,228			$ 65,147	
Net yield on interest-earning assets			3.3%			3.6%			4.3%

(*) Loan fees included in interest income for fiscal 2013, 2012 and 2011 were $2,221, $2,083 and $3,245, respectively.

Interest rate trends, changes in the U.S. economy, competition and the scheduled maturities and interest rate sensitivity of the loan portfolios and deposits affect the spreads earned by the Bank.

The following table sets forth a summary of the changes in the Bank's interest income and interest expense resulting from changes in volume and rate (in thousands):

	2012 to 2013				2011 to 2012			
	Total	Attributed to			Total	Attributed to		
	Change	Volume	Rate	Mix	Change	Volume	Rate	Mix
Interest income:								
Loans:								
Residential construction	$ (608)	$ (596)	$ (69)	$ 57	$ (2,480)	$ (2,341)	$ (513)	$ 374
Lot and land development	(902)	(1,092)	546	(356)	(2,638)	(2,571)	(163)	96
1-4 family	728	2,392	(1,442)	(222)	(4,435)	(2,437)	(2,275)	277
Commercial real estate and multifamily	(6,494)	(6,656)	226	(64)	(7,856)	(7,601)	(337)	82
Commercial	(3,844)	(3,734)	(230)	120	(3,542)	(3,063)	(671)	192
Consumer	(55)	(55)	—	—	(111)	(94)	(26)	9
Investments:								
Money market	120	45	4	71	1	1	—	—
Federal funds sold	—	—	—	—	(5)	(5)	—	—
Municipal bonds – held to maturity	—	—	—	—	(93)	(93)	—	—
U.S. government and government agency obligations – held to maturity	(220)	(210)	(13)	3	(326)	(400)	118	(44)
U.S. government and government agency obligations – available for sale	4,088	4,258	(49)	(121)	1,745	—	—	1,745
Municipal obligation – available for sale	188	233	—	(45)	1	—	—	1
Interest-bearing deposits in banks	1	—	—	1	(1)	—	(1)	—
Federal reserve funds	(341)	(334)	(15)	8	122	74	42	6
Investments – other	(5)	(4)	(1)	—	(7)	(7)	—	—
	$ (7,344)	$ (5,753)	$ (1,043)	$ (548)	$ (19,625)	$ (18,537)	$ (3,826)	$ 2,738

	2012 to 2013				2011 to 2012			
	Total	Attributed to			Total	Attributed to		
	Change	Volume	Rate	Mix	Change	Volume	Rate	Mix
Interest expense:								
Certificates of deposit	$ (136)	$ (93)	$ (54)	$ 11	$ (389)	$ (254)	$ (192)	$ 57
Money market accounts	(2)	(2)	—	—	(7)	(5)	(3)	1
Interest-bearing demand accounts	(1)	(1)	—	—	(44)	(40)	(20)	16
Savings accounts	(201)	(1)	(200)	—	(405)	(97)	(355)	47
Federal Home Loan Bank advances	(1,199)	(718)	(589)	108	(861)	(787)	(89)	15
	(1,539)	(815)	(843)	119	(1,706)	(1,183)	(659)	136
Net interest income	$ (5,805)	$ (4,938)	$ (200)	$ (667)	$ (17,919)	$ (17,354)	$ (3,167)	$ 2,602

Other. The following discusses the financial results for SWS Group, corporate administration and SWS Capital Corporation.

Fiscal 2013 versus 2012

Pre-tax loss from the other segment was $42.3 million for fiscal year 2013 compared to a pre-tax loss of $49.3 million for fiscal year 2012. The primary driver of the $7.0 million decrease in the pre-tax loss was related to the recognition of a $3.6 million unrealized gain on the valuation of the warrants held by Hilltop and Oakhill for the fiscal year 2013 compared to a $3.7 million unrealized loss on the valuation for the warrants held by Hilltop and Oak Hill for the fiscal year 2012.

Net revenues increased $2.3 million for fiscal 2013 compared to fiscal 2012. The increase in net revenues was primarily due to the $3.6 million gain recognized from our sale of USHS shares in addition to a $1.3 million increase in the value of our deferred compensation plan's investments. These increases were partially offset by a $0.7 million write down in fair value of an auction rate municipal bond and a $1.5 million increase in interest expense related to the outstanding borrowings under the Credit Agreement with Hilltop and Oak Hill in fiscal 2013 compared to fiscal 2012 which included one less month of interest expense.

Operating expenses increased $2.7 million for the fiscal year 2013 as compared to the fiscal year 2012 primarily due to a $1.4 million increase in the value of our deferred compensation plan's funds and a $1.2 million increase in legal expenses.

Fiscal 2012 versus 2011

Pre-tax loss from the other segment was $49.3 million for fiscal 2012 compared to $35.2 million for fiscal 2011. Net revenues decreased $13.3 million in fiscal 2012 primarily due to a decline in net interest revenue of $10.9 million and a decrease in other revenue of $1.7 million. The decline in net interest revenue was due to the interest expense recorded related to the $100 million Credit Agreement with Hilltop and Oak Hill in fiscal 2012. The decrease in other revenue was primarily due to a $1.6 million decrease in the value of our deferred compensation plan's investments and a $0.4 million decrease in earnings on our equity investment. Operating expenses remained flat during the year with a slight increase of $0.7 million from fiscal 2011 to fiscal 2012. This increase included the $3.7 million unrealized loss in the value of the warrants issued to Hilltop and Oak Hill. The unrealized loss in the value of the warrants was offset by a $1.6 million decrease in the value of our deferred compensation plan's investments and a $1.6 million decrease in legal expenses.

FINANCIAL CONDITION

Investments

In fiscal 2013, the Bank implemented an investment strategy to diversify its balance sheet, absorb excess liquidity, and maximize interest income through investment in a conservative securities portfolio. The securities portfolio is structured to provide cash flows that will mitigate interest rate risk and ensure adequate funds are available for new loan originations.

The book value of the Bank's investment portfolio at June 30, 2013, 2012 and 2011 was as follows (in thousands):

	2013	2012	2011
Government-sponsored enterprises—held to maturity securities	$ 17,423	$ 25,904	$ 34,176
Government-sponsored enterprises—FHLB stock	4,657	3,830	4,955
Government-sponsored enterprises—available for sale securities	474,906	301,071	—
Municipal obligations—available for sale securities	28,224	2,936	—
Equity method investments	3,844	5,300	4,625
	$ 529,054	$ 339,041	$ 43,756

Loans and Allowance for Probable Loan Losses

The Bank grants loans to customers primarily within Texas and New Mexico. In the ordinary course of business, the Bank also purchases mortgage loans that have been originated in various areas of the United States. Although the Bank has a diversified loan portfolio, a substantial portion of its portfolio is dependent upon the general economic conditions in Texas and New Mexico. Substantially all of the Bank's loans are collateralized with real estate.

The allowance for loan losses is maintained to absorb management's estimate of probable loan losses inherent in the loan portfolio at each reporting date. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management determines the collection of principal is remote. Subsequent recoveries are recorded through the allowance. The determination of an adequate allowance is inherently subjective, as it requires estimates that are susceptible to significant revision as additional information becomes available or circumstances change.

The allowance for loan losses consists of a specific and a general allowance component.

The specific component provides for estimated probable losses for loans identified as impaired. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts of principal and interest when due according to the contractual terms of the loan agreement. Management considers the borrower's financial condition, payment status, historical payment record and any adverse situations affecting the borrower's ability to repay when evaluating whether a loan is deemed impaired. Loans that experience insignificant payment delays and shortfalls generally are not classified as impaired. Management determines the significance of payment delays and shortfalls on a case-by-case basis taking into consideration all circumstances surrounding the loan and the borrower, including the length of delay, the reasons for the delay, the borrower's prior payment record and the amount of shortfall in relation to the principal and interest outstanding.

A specific reserve is recorded when and to the extent (i) the present value of expected future cash flows discounted at the loan's original effective rate, (ii) the fair value of collateral if the loan is collateral-dependent or (iii) the observable market price of the impaired loan is lower than its recorded investment. If the fair value of collateral is used to measure impairment of a collateral-dependent loan and repayment is dependent on the sale of the collateral, the fair value is adjusted to incorporate estimated costs to sell. Impaired loans that are collateral-dependent are primarily measured for impairment using the fair value of the collateral as determined by third party appraisals using the income approach, recent comparable sales data or a combination thereof. In certain instances it is necessary for management to adjust the appraised value, less estimated costs to sell, to reflect changes in fair value occurring subsequent to the appraisal date. Management considers a guarantor's capacity and willingness to perform, when appropriate, and the borrower's resources available for repayment when measuring impairment.

The general allowance provides for estimated and probable losses inherent in the remainder of the Bank's loan portfolio. The general allowance is determined through a statistical calculation based on the Bank's historical loss experience adjusted for certain qualitative factors as deemed appropriate by management. The statistical calculation is conducted on a disaggregated basis for groups of homogeneous loans with similar risk characteristics (product types). The historical loss element is calculated as the average ratio of charge-offs, net of recoveries, to the average recorded investment for the current and previous five quarters. See **Note 5** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 30, 2013, June 29, 2012 and June 24, 2011 included under Item 8. "Financial Statements and Supplementary Data" for additional information concerning the historical loss element of the general component of the allowance for loan losses. Management adjusts the historical loss rates to reflect deterioration in the real estate market, significant concentrations of product types and trends in portfolio volume to capture additional risk of loss associated with concentrations of criticized and classified loans in the total loan portfolio. Prevailing economic conditions and specific industry trends are taken into consideration when establishing the adjustments to historical loss rates.

Certain types of loans, such as option adjustable rate mortgage ("ARM") products, junior lien mortgages, high loan-to-value ratio mortgages, single family interest only loans, sub-prime loans, and loans with initial "teaser" rates, can have a greater risk of non-collection than other loans. At June 30, 2013, the Bank had $8.6 million in junior lien mortgages. These loans represented less than 2% of the Bank's total loans at June 30, 2013. At June 30, 2013, the Bank did not have any exposure to sub-prime loans or loans with initial teaser rates and had no single family interest only loans.

At June 30, 2013, the Bank's loan portfolio included a total of $1.1 million in loans with high loan-to-value ratios. High loan-to-value ratios are defined by regulation and range from 75%-90% depending on the type of loan. At June 30, 2013, all of these loans were 1-4 single family or lot loans to home builders in North Texas. We addressed the additional risk in these loans in our allowance calculation primarily through our review of the real estate market deterioration adjustment to the historical loss ratio. Additionally, at June 30, 2013, the Bank had no loans with a high loan-to-value ratio that were deemed impaired. Regulatory guidelines suggest that high loan-to-value ratio loans should not exceed 100% of total capital. At June 30, 2013, the Bank's high loan-to-value ratio loans represented less than 1% of total capital.

We obtain appraisals on real estate loans at the time of origination from third party appraisers approved by the Bank's Board of Directors. We may also obtain additional appraisals when the borrower's performance indicates it may default. After a loan default and foreclosure, we obtain new appraisals to determine the fair value of the foreclosed asset. We obtain updated appraisals on foreclosed properties on an annual basis, or more frequently if required by market conditions, until we sell the property.

Management reviews the loan loss computation methodology on a quarterly basis to determine if the factors used in the calculation are appropriate. In the past four years, because our problem loans and losses were concentrated in real estate related loans, we paid particular attention to real estate market deterioration and the concentration of capital in our real estate related loans. Improvement or additional deterioration in the residential and commercial real estate market may have an impact on these factors in future quarters. To the extent we underestimate the impact of these risks, our allowance for loan losses could be materially understated.

Loans receivable, including loans measured at fair value, at June 30, 2013, 2012, 2011, 2010 and 2009 are summarized as follows (in thousands):

	2013	2012	2011	2010	2009
Residential					
Purchased mortgage loans held for sale	$ —	$ —	$ —	$ 424,055	$ 262,780
Purchased mortgage loans held for investment	174,037	294,341	100,239	—	—
1-4 family	59,910	88,826	116,799	152,795	128,999
	233,947	383,167	217,038	576,850	391,779
Lot and land development					
Residential land	3,102	10,459	40,247	84,669	120,844
Commercial land	5,886	7,972	19,743	36,414	38,873
	$ 8,988	$ 18,431	$ 59,990	$ 121,083	$ 159,717

	2013	2012	2011	2010	2009
Residential construction	$ 1,367	$ 3,954	$ 33,296	$ 80,463	$ 143,234
Commercial construction	1,668	10,605	36,117	40,495	86,546
Commercial real estate	214,446	316,392	407,697	514,930	428,602
Multifamily	99,833	20,110	60,813	83,003	71,604
Commercial loans	58,718	101,440	173,195	191,745	129,818
Consumer loans	1,959	1,943	3,055	4,692	4,813
Loans held for immediate sale:					
Commercial real estate	—	—	4,810	—	—
Commercial loans	—	—	326	—	—
1-4 family	—	—	105	—	—
	—	—	5,241	—	—
	620,926	856,042	996,442	1,613,261	1,416,113
Allowance for probable loan loss (*)	(12,343)	(22,402)	(44,433)	(35,141)	(14,731)
	$ 608,583	$ 833,640	$ 952,009	$ 1,578,120	$ 1,401,382

(*) There is no allowance for probable loan loss for loans measured at fair value or purchased mortgage loans held for investment. Purchase mortgage loans held for investment are held on average for 25 days or less, substantially reducing credit risk.

The decrease in purchased mortgage loans held for investment from June 30, 2012 to June 30, 2013 was representative of an overall decline in the first quarter of calendar 2013 in the mortgage industry's production levels. The nature of purchased mortgage loans held for investment business is volatile and subject to significant variation depending on interest rates, competition and general economic conditions.

The following table shows the scheduled maturities of certain loan categories at June 30, 2013, and segregates those loans with fixed interest rates from those with floating or adjustable rates (in thousands):

	1 year or less	1-5 years	Over 5 Years	Total
Commercial construction, commercial real estate and multifamily	$ 43,078	$ 160,593	$ 112,276	$ 315,947
Commercial loans	23,472	17,311	17,935	58,718
Residential construction loans	67	1,215	85	1,367
Total	$ 66,617	$ 179,119	$ 130,296	$ 376,032
Amount of loans based upon:				
Floating or adjustable interest rates	$ 57,640	$ 105,462	$ 90,320	$ 253,422
Fixed interest rates	8,977	73,657	39,976	122,610
Total	$ 66,617	$ 179,119	$ 130,296	$ 376,032

We maintain an internally classified loan list that helps us assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. Loans on this list are classified as substandard, doubtful or loss based on probability of repayment, collateral valuation and related collectability. This list is used to identify loans that are considered non-performing.

We classify loans as non-performing when they are 90 days or more past due as to principal or interest or when reasonable doubt exists as to timely collectability. The Bank uses a standardized review process to determine which non-performing loans should be placed on non-accrual status. At the time a loan is placed on non-accrual status, we reverse previously accrued and uncollected interest against interest income. We recognize interest income on non-accrual loans to the extent we receive cash payments for the loans with respect to which ultimate full collection is likely. For loans where full collection is not likely, we apply interest payments to the outstanding principal and we recognize income only if full payment is made.

Non-performing assets and classified loans as of June 30, 2013, 2012, 2011, 2010 and 2009 were as follows (dollars in thousands):

	2013	2012	2011	2010	2009
Loans accounted for on a non-accrual basis					
1-4 family	$ 7,792	$ 18,443	$ 3,377	$ 6,065	$ 3,582
Lot and land development	2,418	2,965	17,888	8,776	8,867
Multifamily	—	—	14,493	2,394	—
Residential construction	601	648	4,799	3,809	4,342
Commercial real estate	7,611	12,175	20,626	16,911	10,006
Commercial loans	4,024	3,120	3,166	462	3,283
Consumer loans	—	3	21	11	19
	22,446	37,354	64,370	38,428	30,099
Non-performing loans as a percentage of total loans	3.6%	4.4%	6.5%	2.4%	2.2%
Loans past due 90 days or more, not included above					
1-4 family	—	—	—	29	—
Residential construction	—	—	—	—	670
	—	—	—	29	670
REO					
1-4 family	1,801	495	686	5,862	463
Lot and land development	4,008	10,513	17,957	19,565	8,346
Multifamily	—	8,367	—	—	—
Residential construction	—	1,607	1,021	7,673	7,947
Commercial real estate	4,065	11,005	3,658	11,150	8,412
Commercial loans	291	270	135	612	133
Consumer loans	—	—	73	—	—
	10,165	32,257	23,530	44,862	25,301
Other repossessed assets ("ORA")	—	—	1,032	1,332	—
Performing troubled debt restructuring (*)	5,349	3,102	540	9,009	—
Non-performing assets	$ 37,960	$ 72,713	$ 89,472	$ 93,660	$ 56,070
Non-performing assets as a percentage of total assets	3.0%	5.6%	6.6%	5.3%	3.6%
Current classified assets					
1-4 family	$ 223	$ 2,912	$ 14,963	$ 7,355	$ 2,879
Lot and land development	965	2,401	13,533	22,802	6,612
Multifamily	692	714	5,751	—	4,849
Residential construction	—	—	7,174	6,886	3,977
Commercial real estate	22,616	29,126	86,017	57,127	6,396
Commercial loans	5,114	2,816	11,570	3,926	159
Consumer loans	—	—	—	—	76
	29,610	37,969	139,008	98,096	24,948
Total classified assets					
1-4 family	10,080	22,987	19,076	19,311	6,924
Lot and land development	7,391	16,301	49,868	51,143	23,825
Multifamily	692	9,081	20,244	2,394	4,849
Residential construction	601	2,255	12,994	18,368	16,936
Commercial real estate	38,801	53,700	110,301	93,724	24,814
Commercial loans	10,005	6,355	15,903	6,805	3,575
Consumer loans	—	3	94	11	95
	$ 67,570	$ 110,682	$ 228,480	$ 191,756	$ 81,018

(*) The remaining balance of loans modified as a troubled debt restructuring is included in non-performing loans. See discussion of the Bank's troubled debt restructuring loans in **Note 5** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 30, 2013, June 29, 2012 and June 24, 2011 included under Item 8. "Financial Statements and Supplementary Data."

Approximately $1.0 million, $1.1 million and $2.2 million of gross interest income would have been recorded in fiscal 2013, 2012 and 2011, respectively, had the non-accrual loans been recorded in accordance with their original terms. Interest income recorded on the non-accrual loans, prior to being placed on non-accrual status, in fiscal 2013, 2012 and 2011 totaled approximately $0.3 million, $1.2 million and $1.2 million, respectively.

In fiscal 2011, the Bank hired additional staff and allocated additional resources to manage the growth in REO and non-performing assets. To reduce these loans and properties expeditiously, management prepared an asset-by-asset plan for these asset categories. Management's focus on the continued reduction of these asset classes may have a material impact on the Bank's future results of operations.

Total classified assets to Bank capital plus allowance for loan loss was 37.4% at June 30, 2013. Classified assets decreased $43.1 million from June 30, 2012 to June 30, 2013 and substantially all classified loans by collateral location are in Texas. Bank management continues to be focused on reducing the classified asset ratio through the disposal of these assets. Depending on the method used, the Bank may be required to record additional write-downs of these assets. While management is diligently working to dispose of these assets quickly, lack of demand for certain property types, length of sales cycle and manpower limitations will impact the time required to ultimately reduce the classified assets to a more acceptable level.

The following table presents an analysis of REO for the fiscal years ended June 30, 2013, 2012, 2011, 2010 and 2009 (in thousands):

	2013	2012	2011	2010	2009
Balance at beginning of period	$ 32,257	$ 23,530	$ 44,862	$ 25,301	$ 14,219
Foreclosures	11,688	28,313	44,251	55,649	27,839
Sales	(32,328)	(18,547)	(51,578)	(30,757)	(16,291)
Write-downs	(1,657)	(1,175)	(14,221)	(5,522)	(1,136)
Other	205	136	216	191	670
Balance at end of period	$ 10,165	$ 32,257	$ 23,530	$ 44,862	$ 25,301

The following table presents the Bank's classified assets as of June 30, 2013 by year of origination (in thousands):

Year Originated	Non-Performing Loans	REO	Performing Troubled Debt Restructuring	Current Classified Assets	Total
Fiscal 2007 or prior	$ 2,042	$ 4,079	$ 374	$ 6,199	$ 12,694
Fiscal 2008	7,466	1,748	385	7,362	16,961
Fiscal 2009	3,399	3,005	221	7,926	14,551
Fiscal 2010	8,833	1,333	1,361	1,465	12,992
Fiscal 2011	308	—	1,145	5,576	7,029
Fiscal 2012	398	—	127	772	1,297
Fiscal 2013	—	—	1,736	310	2,046
	$ 22,446	$ 10,165	$ 5,349	$ 29,610	$ 67,570

The following table presents an analysis of the allowance for probable loan losses for the fiscal years ended June 30, 2013, 2012, 2011, 2010 and 2009 (dollars in thousands):

	2013	2012	2011	2010	2009
Balance at beginning of fiscal year	$ 22,402	$ 44,433	$ 35,141	$ 14,731	$ 6,936
Continuing operations:					
Charge-offs:					
Residential construction	—	1,513	2,000	3,788	635
Lot and land development	182	2,588	5,510	5,841	1,225
1-4 family	524	2,804	4,956	2,617	708
Commercial real estate	2,131	7,505	26,505	9,823	2,116
Multifamily	—	6,954	812	2,391	—
Commercial loans	1,659	4,260	2,562	1,796	965
Consumer loans	—	11	1	28	76
Total charge-offs	4,496	25,635	42,346	26,284	5,725
Recoveries:					
Residential construction	194	158	238	15	—
Lot and land development	215	209	194	1,398	155
1-4 family	97	179	133	122	1
Commercial real estate	230	383	35	8	—
Multifamily	1,000	—	—	—	—
Commercial loans	409	199	70	30	41
Consumer loans	10	1	1	3	—
Total recoveries	2,155	1,129	671	1,576	197
Net charge-offs	(2,341)	(24,506)	(41,675)	(24,708)	(5,528)
(Recapture) provision charged to operations	(7,718)	2,475	50,967	45,118	13,323
	(10,059)	(22,031)	9,292	20,410	7,795
Balance at end of fiscal year	$ 12,343	$ 22,402	$ 44,433	$ 35,141	$ 14,731
Ratio of net charge-offs during the period to average loans outstanding during the period	0.32%	2.68%	3.36%	1.72%	0.42%

With the continued challenging economic environment and persistent high unemployment rates, the Bank frequently reviews and updates its processes and procedures for the extension of credit, allowance for loan loss computation and internal asset review and classification. Recent changes include more stringent underwriting guidelines for loan-to-value ratios, guarantor's financial condition, owner-occupied versus investor loans and speculative versus custom construction. The Bank currently requires more extensive documentation and data than it did in prior years in order to reclassify existing non-performing loans as performing loans. The Bank is also updating appraisals more frequently, including for performing loans, to serve as an early indicator of loan deterioration.

As a result of the current economic environment, the Bank significantly limited the growth of its loan portfolio in fiscal 2011 and 2012 in order to allocate the time, resources and capital necessary to support the existing loan portfolio. During fiscal 2013, the Bank reestablished marketing efforts to implement a conservative loan growth plan consistent with its business plan which we believe will enhance our core earnings in future years.

The allowance for probable loan losses by type of loans as of June 30, 2013, 2012, 2011, 2010 and 2009 was as follows (dollars in thousands):

	2013			2012			2011		
	Amount	Percent of loans to total loans	Percent of the allowance for loan loss	Amount	Percent of loans to total loans	Percent of the allowance for loan loss	Amount	Percent of loans to total loans	Percent of the allowance for loan loss
Residential construction	$ 49	0.2%	0.4%	$ 350	0.5%	1.6%	$ 531	7.0%	1.2%
Lot and land development	374	1.4	3.0	1,310	2.1	5.9	3,168	6.0	7.1
1-4 family	1,528	37.7	12.4	3,235	44.8	14.4	6,107	21.8	13.7
Commercial real estate	3,290	34.8	26.7	10,628	38.2	47.4	28,306	41.4	63.7
Multifamily	3,567	16.1	28.9	2,866	2.3	12.8	871	6.1	2.0
Commercial loans	3,530	9.5	28.6	4,004	11.9	17.9	5,417	17.4	12.2
Consumer loans	5	0.3	—	9	0.2	—	33	0.3	0.1
	$ 12,343	100.0%	100.0%	$ 22,402	100.0%	100.0%	$ 44,433	100.0%	100.0%

	2010			2009		
	Amount	Percent of loans to total loans	Percent of the allowance for loan loss	Amount	Percent of loans to total loans	Percent of the allowance for loan loss
Residential construction	$ 3,362	8.0 %	9.6 %	$ 1,184	17.7 %	8.0 %
Lot and land development	4,808	7.5	13.7	1,719	11.3	11.7
1-4 family	3,542	35.8	10.1	1,633	27.7	11.1
Commercial real estate	19,733	31.9	56.1	8,115	30.3	55.1
Multifamily	812	4.6	2.3	765	3.5	5.2
Commercial loans	2,853	11.9	8.1	1,269	9.2	8.6
Consumer loans	31	0.3	0.1	46	0.3	0.3
	$ 35,141	100.0 %	100.0 %	$ 14,731	100.0 %	100.0 %

At June 30, 2013, approximately 26.7% of the Bank's loan loss allowance was allocated to its commercial real estate loan portfolio while the Bank's commercial real estate loan portfolio represented approximately 34.8% of its total loan portfolio. This is down from June 30, 2012 when approximately 47.4% of the Bank's loan loss allowance was allocated to its commercial real estate loan portfolio. Even though our concentration in commercial real estate loans has decreased, because commercial real estate loans tend to be individually larger than residential loans, deterioration in this portfolio can lead to volatility in our earnings. At June 30, 2013, the loan loss allowance related to multifamily loans was 28.9% as compared to multifamily loans constituting 16.1% of the Bank's total loan portfolio. The larger allocation of the allowance to multifamily loans reflects the recent growth in this portfolio. The loan loss allowance allocated to the multifamily loan portfolio has increased 24% from June 30, 2012 to June 30, 2013. This increase was due to the growth in the multifamily loan portfolio from $20.1 million at June 30, 2012 to $99.8 million at June 30, 2013 and the trend in the historical loss element of the general component of the allowance for loan losses.

The Bank's written loan policies address specific underwriting standards for commercial real estate loans. These policies include loan to value requirements, cash flow requirements, acceptable amortization periods and appraisal guidelines. In addition, specific covenants, unique to each relationship, may be used where deemed appropriate to further protect the lending relationship. Collateral in the commercial real estate portfolio varies from owner-occupied properties to investor properties. We periodically review the portfolio for concentrations by industry as well as geography. All commercial relationships are stress tested at the time of origination and major relationships are then stress tested on an annual basis.

Deposits

Average deposits and the average interest rate paid on the deposits for fiscal 2013, 2012 and 2011 can be found in the discussion of the Bank's net interest income under the caption "-Results of Operations-Segment Information-Banking."

The Bank had $12.5 million and $15.4 million in certificates of deposit of $100,000 or greater at June 30, 2013 and 2012, respectively. The Bank is funded primarily by deposits from SWS's brokerage customers, which are classified as core deposits. These core deposits provide the Bank with a stable and low cost funding source. The Bank also utilizes long-term FHLB borrowings to match long-term fixed rate loan funding. At June 30, 2013, the Bank had $878.4 million in funds on deposit from customers of Southwest Securities, representing approximately 88% of the Bank's total deposits.

Short Term Borrowings and Advances from Federal Home Loan Bank

The following table represents short term borrowings and advances from the FHLB that were due within one year during the fiscal years ended June 30, 2013, 2012 and 2011 (dollars in thousands):

	2013		2012		2011	
	Amount	Interest Rate	Amount	Interest Rate	Amount	Interest Rate
At June 30	$ 15,486	3.93%	$ 9,267	4.04%	$ 8,465	5.15%
Average during year	14,133	4.04%	13,243	4.75%	9,968	4.13%
Maximum month-end balance during year	17,009	—	15,046	—	79,570	—

LIQUIDITY AND CAPITAL RESOURCES

Management believes that our current assets and available liquidity are adequate to meet our liquidity needs over the next 12 months. However, our forecast may not prove to be accurate or we may need to raise additional capital. As a result, from time to time, management evaluates various opportunities to supplement the company's sources of liquidity and capital. In fiscal 2012, this evaluation led to us entering into the Credit Agreement with Hilltop and Oak Hill, as discussed below. Should we determine we need to obtain additional debt at SWS Group, we would require regulatory approval and approval from Hilltop and Oak Hill.

Credit Agreement

On July 29, 2011, we entered into a Credit Agreement with Hilltop and Oak Hill pursuant to which we obtained a $100.0 million, five year, unsecured loan that accrues interest at a rate of 8% per annum. In addition, we issued warrants to Hilltop and Oak Hill allowing each to purchase up to 8,695,652 shares of common stock at an exercise price of $5.75 per share (subject to anti-dilution adjustments), representing approximately 17% of the common stock of our company per investor as of July 29, 2011 (assuming the warrants are excercised in full). The Credit Agreement contains restrictions and covenants that we must adhere to as long as the unsecured loan is outstanding. As of June 30, 2013, SWS Group had utilized $70.0 million of the $100.0 million by (i) contributing $20.0 million in capital to the Bank to promote growth in the Bank's loan portfolio, (ii) reducing SWS Group's intercompany payable to Southwest Securities by $20.0 million and (iii) contributing $30.0 million in capital to Southwest Securities. See **Note 16** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 30, 2013, June 29, 2012 and June 24, 2011 included under Item 8. "Financial Statements and Supplementary Data" for additional information concerning this Credit Agreement.

Brokerage

A substantial portion of our assets are highly liquid in nature and consist mainly of cash or assets that are readily convertible into cash. Our equity capital, short-term bank borrowings, interest bearing and non-interest bearing client credit balances, correspondent deposits and other payables finance these assets. We maintain an allowance for doubtful accounts that represents amounts that are necessary in the judgment of management to adequately absorb losses from known and inherent risks in receivables from clients, clients of correspondents and correspondents. The highly liquid nature of our assets provides us with flexibility in financing and managing our anticipated operating needs. Management believes that the brokerage business' present liquidity position is adequate to meet its needs over the next 12 months.

Short-Term Borrowings. At June 30, 2013, we had short-term borrowing availability under broker loan lines, a $20.0 million unsecured line of credit, an irrevocable letter of credit agreement, and a $45.0 million revolving committed credit facility, each of which is described below.

Broker Loan Lines. At June 30, 2013, we had uncommitted broker loan lines of up to $375.0 million. These lines of credit are used primarily to finance securities owned, securities held for correspondent broker/dealer accounts and receivables in customers' margin accounts. These lines may also be used to release pledged collateral against day loans. These credit arrangements are provided on an "as offered" basis, are not committed lines of credit and can be terminated at any time by the lender. Any outstanding balances under these credit arrangements are due on demand and bear interest at rates indexed to the federal funds rate. At June 30, 2013, $86.5 million was outstanding under these secured arrangements, which was collateralized by securities held for firm accounts valued at $120.6 million. Our ability to borrow additional funds is limited by our eligible collateral. See additional discussion under Item 1A. "Risk Factors."

Unsecured Line of Credit. We also have a $20.0 million unsecured line of credit that is due on demand and bears interest at rates indexed to the federal funds rate. This credit arrangement is provided on an "as offered" basis and is not a committed line of credit. The total amount of borrowings available under this line of credit is reduced by the amount outstanding under any unsecured letters of credit at the time of borrowing. At June 30, 2013, we had no outstanding unsecured letters of credit, there were no amounts outstanding on this line, and we had $20.0 million available for borrowing under this line of credit.

Letter of Credit Agreement. At June 30, 2013, we had an irrevocable letter of credit agreement aggregating $75.0 million pledged to support our open options positions with an options clearing organization. Until drawn, the letter of credit bears interest of 0.5% per annum. If drawn, the letter of credit bears interest at a rate of 0.5% per annum plus a fee. The letter of credit agreement is renewable semi-annually. At June 30, 2013, we had outstanding undrawn letters of credit of $50.0 million bearing interest at a rate of 0.5% per annum. This letter of credit is fully collateralized by marketable securities held in client and non-client margin accounts with a value of $71.0 million at June 30, 2013.

Revolving Credit Facility. On January 28, 2011, Southwest Securities entered into a $45.0 million committed revolving credit facility with an unaffiliated bank. The commitment fee for the credit facility is 0.375% per annum and, when drawn, the interest rate is equal to the federal funds rate plus 125 basis points. The credit facility requires Southwest Securities to maintain tangible net worth of $150.0 million. As of June 30, 2013, there was $45.0 million outstanding under this credit facility, which was collateralized by securities with a value of $68.6 million at June 30, 2013.

Net Capital Requirements. Our broker/dealer subsidiaries are subject to the requirements of the SEC relating to liquidity, capital standards and the use of client funds and securities. The amount of the broker/dealer subsidiaries' net assets that may be distributed to the parent of the broker/dealer is subject to restrictions under applicable net capital rules. Historically, we have operated in excess of the minimum net capital requirements. See **Note 18** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 30, 2013, June 29, 2012 and June 24, 2011 included under Item 8. "Financial Statements and Supplementary Data" for additional information concerning these requirements.

Secured Borrowings. We participate in transactions involving securities sold under repurchase agreements ("repos"), which are secured borrowings that we record in our statement of financial condition as other liabilities. These securities generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. We may be required to provide additional collateral based on the fair value of the underlying securities.

Banking

Liquidity is monitored daily to ensure the Bank's ability to meet deposit withdrawals, maintain reserve requirements and otherwise sustain operations. The Bank's liquidity is maintained in the form of readily marketable loans and investment securities, balances with the FHLB, Federal Reserve Bank of Dallas, federal funds sold to correspondent banks and vault cash. At June 30, 2013, the Bank had net borrowing capacity from the FHLB of $83.2 million. In addition, at June 30, 2013, the Bank had the ability to borrow up to $28.3 million in funds from the Federal Reserve Bank of Dallas under its secondary credit program.

In the second quarter of fiscal 2010, the Bank entered into a secured line of credit agreement with the Federal Reserve Bank of Dallas. This line of credit is secured by the Bank's commercial loan portfolio. This line is due on demand and bears interest at a rate of 50 basis points over the federal funds target rate. At June 30, 2013, there were no amounts outstanding under this line of credit.

The Bank's asset and liability management policy is intended to manage interest rate risk. The Bank accomplishes this through management of the periodic repricing of its interest-earning assets and its interest-bearing liabilities. Overall interest rate risk is monitored through reports showing both sensitivity ratios, a simulation model, and existing "GAP" data. (See the Bank's GAP analysis in "-Risk Management-Market Risk-Interest Rate Risk-Banking.") At June 30, 2013, $878.4 million of the Bank's deposits were from the brokerage customers of Southwest Securities. Current events in the securities markets could impact the amount of these funds available to the Bank.

Capital Requirements. The Bank is subject to various regulatory capital requirements administered by federal agencies. Quantitative measures, established by regulation to ensure capital adequacy, require maintaining minimum amounts and ratios of total and Tier I capital (as defined in 12 CFR 165 and 12 CFR 167) to risk-weighted assets (as defined) and of Tier I (core) capital (as defined) to adjusted assets (as defined) (without giving effect to the Basel III final rule). At June 30, 2013, the Bank had a total risk-based capital ratio of 24.9% and the Bank had a Tier I (core) capital ratio of 13.5%. At June 30, 2013, the Bank had a Tier I risk-based capital ratio of 23.6% Under federal law, the OCC may require the Bank to apply another measure of risk-weight or capital ratio that the OCC deems appropriate. In connection with the termination of the Order on January 14, 2013, the Bank committed to the OCC that the Bank would, among other things, maintain a Tier I capital ratio at least equal to 9% of adjusted total assets and a total risk-based capital ratio of at least 12%.

The Bank has historically met all of its capital adequacy requirements. As of June 30, 2013, the Bank met all capital requirements to which it was subject and satisfied the requirements to be defined as well-capitalized.

Off-Balance Sheet Arrangements

We generally do not enter into off-balance sheet arrangements, as defined by the SEC. However, our broker/dealer subsidiaries enter into transactions in the normal course of business that expose us to off-balance sheet risk. See **Note 27** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 30, 2013, June 29, 2012 and June 24, 2011 included under Item 8. "Financial Statements and Supplementary Data."

Contractual Obligations and Contingent Payments

	Payment Due					
(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years	Other [5]
Long-term debt [1]	$ 182,079	$ —	$ 1,811	$ 148,872	$ 31,396	$ —
Interest on long-term debt [2]	58,322	15,573	32,468	4,358	5,923	—
Certificates of deposit	30,334	20,653	9,049	632	—	—
Uncertain tax positions	295	—	—	—	—	295
Other leases [3]	39,942	8,417	13,376	7,899	10,250	—
Investment commitments	7,820	7,820	—	—	—	—
Purchase obligations	18,749	11,756	5,789	1,095	109	—
Deferred compensation [4]	5,977	855	1,771	1,529	1,822	—
Purchase mortgage loan sub-participations	20,000	—	—	—	—	20,000
Scholarship endowment	400	—	—	—	—	400
Total	$ 363,918	$ 65,074	$ 64,264	$ 164,385	$ 49,500	$ 20,695

(1) Long-term debt is comprised of advances from the FHLB with maturities greater than one year and the Credit Agreement with Hilltop and Oak Hill.

(2) Amount of interest payable includes the advances from the FHLB based on rates ranging from less than 1% to 6% and the Credit Agreement with Hilltop and Oak Hill based on an effective interest rate of 15%.

(3) Of the $39,942 in lease commitments, no amounts are reserved for impairment.

(4) We have commitments to our employees for deferred compensation in the amount of $5,977 that become payable in future fiscal years as defined by the plan and determined by participants who have formally requested payment of their plan balances. See **Note 19** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 30, 2013, June 29, 2012 and June 24, 2011 included under Item 8. "Financial Statements and Supplementary Data."

(5) Due date cannot be estimated. See **Note 1(s), Note 17 and Note 24** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 30, 2013, June 29, 2012 and June 24, 2011 included under Item 8. "Financial Statements and Supplementary Data."

Cash Flow

Net cash used in operating activities totaled $64.5 million and $1.5 million in fiscal 2013 and 2012, respectively. In fiscal 2011, cash provided by operating activities totaled $490.0 million. The net cash used in operating activities for fiscal 2013 was due to the $89.2 million increase in net receivable from broker, dealer and clearing organization accounts, a $42.5 million increase in net receivable from client accounts and a $26.8 million increase in securities purchased under agreements to resell. These increases were offset by an $86.1 million decrease in our net trading inventory and an $11.6 million decrease in assets segregated for regulatory purposes. The decrease from fiscal 2011 to fiscal 2012 in net cash provided by (used in) operating activities was primarily due to the change in cash flow classification of the Bank's purchased mortgage program loans. In fiscal 2010, the cash flow from these loans were classified as operating cash flows, while in fiscal 2011, the cash flows were presented as investing cash flows.

Net cash provided by investing activities was $59.6 million and $208.5 million in fiscal 2013 and 2011, respectively, and cash used in investing activities was $219.8 million in fiscal 2012. Proceeds from cash received at the Bank from loan pay-downs net of originations of $203.5 million, along with $51.1 million in proceeds from the sale of REO, loans, and other assets at the Bank, were used to increase the Bank's net investment portfolio by $190.2 million. The primary reason for the decrease in cash provided by investing activities in fiscal 2012 as compared to fiscal 2011 was a $349.2 million increase in investment securities at the Bank, a $42.2 million decrease in proceeds received from the sale of loans, the investment of $30.0 million of proceeds from the Credit Agreement with Hilltop and Oak Hill, a $23.4 million increase in the net amount invested in loans at the Bank, and a $15.4 million decrease in proceeds from the sale/redemption of investment securities.

Net cash provided by financing activities totaled $34.1 million and $4.3 million for fiscal 2013 and 2012, respectively. Net cash used in financing activities was $426.8 million for fiscal 2011. The primary driver of the cash provided by financing activities was an increase in cash proceeds from short term borrowings and the FHLB, offset by a decrease in deposits at the Bank. The primary reason for the increase in the cash provided by financing activities from fiscal 2011 to 2012 was the $100.0 million Credit Agreement with Oak Hill and Hilltop in July 2011 and a reduction in deposits of $44.2 million in fiscal 2012 versus a reduction in deposits of $382.3 million for fiscal 2011. Offsetting this increase in cash provided by financing activities in fiscal 2012 was a decrease in net short-term borrowings.

We expect that cash flows provided by operating activities and short-term borrowings will be the primary source of working capital for the next 12 months.

Treasury Stock

We periodically repurchase our shares of common stock under a plan approved by our Board of Directors. We do not currently have an approved plan, and any repurchase would require, in addition to Board of Directors approval, the approval of Hilltop, Oak Hill and regulatory authorities.

The trustee under our deferred compensation plan periodically purchases shares of our common stock in the open market in accordance with the terms of the plan. This stock is classified as treasury stock in our consolidated financial statements, but participates in future dividends declared by us. During fiscal year 2013, the plan purchased approximately 21,000 shares of common stock at a cost of approximately $121,000, or $5.86 per share, and approximately 25,000 shares were sold or distributed to participants pursuant to the plan. See Item 5. "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities."

As restricted stock grants vest, grantees may sell a portion of their vested shares to us to cover the tax liabilities arising from vesting. As a result, in fiscal 2013, we repurchased approximately 10,000 shares of common stock with a market value of approximately $56,000, or an average of $5.83 per share, to cover tax liabilities.

Inflation

Our financial statements included herein have been prepared in accordance with GAAP. GAAP requires us to measure our financial position and operating results primarily in terms of historic dollars. Changes in the relative value of money due to inflation or recession are generally not considered under GAAP. Our assets are primarily monetary, consisting of cash, securities inventory and receivables from customers and broker/dealers. These monetary assets are generally liquid and turn over rapidly and, consequently, are not significantly affected by inflation. The rate of inflation affects various expenses of the company, such as employee compensation and benefits, communications, and occupancy and equipment, which may not be readily recoverable in the price of our services. The rate of inflation can also have a significant impact on securities prices and on investment preferences by our customers, generally. In management's opinion, changes in interest rates affect the financial condition of a financial services firm to a greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not necessarily change at the same rate or in the same magnitude as the inflation rate. Interest rates are highly sensitive to many factors that are beyond our control, including changes in the expected rate of inflation, the influence of general and local economic conditions and the monetary and fiscal policies of the United States government, its agencies and various other governmental regulatory authorities among other things. See Item 1A, "Risk Factors - Risks Specific to Our Industries."

RISK MANAGEMENT

In an effort to assist the company in managing enterprise risk, in 2010 and at the Board of Director's request, the company engaged a firm to perform an analysis of the company's enterprise risk management process. During fiscal 2011, based on the Board of Director's recommendations, we initiated an enterprise risk management program and formed a committee. Enterprise risk is viewed as the threat from an event, action of loss of opportunity that, if it occurs or has occurred, may adversely affect any, or any combination of, our company objectives, business strategies, business model, regulatory compliance, reputation and existence. The committee works with our various departments and committees to manage our enterprise risk management program and reports the results of this work to the Audit Committee of the Board of Directors on a quarterly basis. During fiscal 2013, we hired a full time risk manager for the consolidated group who serves as the primary liaison with our risk management consultants. We continue to utilize the consultants to improve risk management processes, procedures and reporting.

We manage risk exposure through the involvement of various levels of management. We establish, maintain and regularly monitor maximum positions by industry and issuer in both trading and inventory accounts. Current and proposed underwriting, banking and other commitments are subject to due diligence reviews by senior management, as well as professionals in the appropriate business and support units. The Bank seeks to reduce the risk of significant adverse effects of market rate fluctuations by minimizing the difference between rate-sensitive assets and liabilities, referred to as "GAP," and maintaining an interest rate sensitivity position within a particular timeframe. Credit risk related to various financing activities is reduced by the industry practice of obtaining and maintaining collateral. We monitor our exposure to counterparty risk through the use of credit information, the monitoring of collateral values and the establishment of credit limits. We have established various risk management committees that are responsible for reviewing and managing risk related to interest rates, trading positions, margin and other credit risk and risks from capital market transactions.

Credit Risk

A description of the credit risk for our brokerage and banking segments is as follows:

Brokerage. Credit risk arises from the potential nonperformance by counterparties, customers or debt security issuers. We are exposed to credit risk as a trading counterparty and as a stock loan counterparty to dealers and customers, as a holder of securities and as a member of clearing organizations. We have established credit risk committees to review our credit exposure in our various business units. These committees are composed of senior management of the company. Credit exposure is also associated with customer margin accounts, which are monitored daily. We monitor exposure to individual securities and perform sensitivity analysis on a regular basis in connection with our margin lending activities. We adjust our margin requirements if we believe our risk exposure is not appropriate based on market conditions.

Banking. Credit risk is the possibility that a borrower or counterparty will fail to meet its obligations in accordance with agreed terms and is inherent in all types of lending. The Bank has developed and continues to enhance its policies and procedures to provide a process for managing credit risk. These policies and procedures include underwriting guidelines, credit and collateral tracking and detailed loan approval procedures which include officer and director loan committees. The Bank also maintains a detailed loan review process to monitor the quality of its loan portfolio. The Bank makes loans to customers primarily within Texas and New Mexico. The Bank also purchases mortgage loans, which have been originated in other areas of the United States. Although the Bank has a diversified loan portfolio, a substantial portion of its portfolio is dependent upon the general economic conditions in Texas and New Mexico. Policies and procedures, which are in place to manage credit risk, are designed to be responsive to changes in these economic conditions.

Operational Risk

Operational risk refers generally to risk of loss resulting from our operations, including but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in our operating systems, and inadequacies or breaches in our control processes. We operate in diverse markets and rely on the ability of our employees and systems to process large numbers of transactions. In order to mitigate and control operational risk, we have developed and continue to enhance specific policies and procedures that are designed to identify and manage operational risk at appropriate levels. We also use periodic self-assessments and internal audit examinations as further review of the effectiveness of our controls and procedures in mitigating our operational risk.

Legal Risk

Legal risk includes the risk of non-compliance with applicable legal and regulatory requirements. We are subject to extensive regulation in the different jurisdictions in which we conduct business. We have established procedures based on legal and regulatory requirements that are designed to reasonably ensure compliance with applicable statutory and regulatory requirements. We also have established procedures that are designed to ensure that executive management's policies relating to conduct, ethics and business practices are followed. In connection with our business, we have various procedures addressing significant issues such as regulatory capital requirements, sales and trading practices, new products, use and safekeeping of customer funds and securities, granting credit, collection activities, money laundering, privacy and record keeping.

Market Risk

Market risk generally represents the risk of loss that may result from the potential change in value of a financial instrument as a result of fluctuations in interest rates, market prices, investor expectations and changes in credit ratings of the issuer. Our exposure to market risk is directly related to our role as a financial intermediary in customer-related transactions and to our proprietary trading activities and securities lending activities.

Interest Rate Risk. A description of the interest rate risk for our brokerage and banking segments is as follows:

Brokerage. Interest rate risk is a consequence of maintaining inventory positions and trading in interest rate sensitive financial instruments and maintaining a matched stock loan book. Our fixed income activities also expose us to the risk of loss related to changes in credit spreads. Credit spread risk arises from the potential that changes in an issuer's credit rating or credit perception could affect the value of financial instruments.

Banking. Our primary emphasis in interest rate risk management for the Bank is the matching of assets and liabilities of similar cash flow and re-pricing time frames. This matching of assets and liabilities reduces exposure to interest rate movements and aids in stabilizing positive interest spreads. We strive to structure our balance sheet as a natural hedge by matching floating rate assets with variable short term funding and by matching fixed rate liabilities with similar longer term fixed rate assets. The Bank has established percentage change limits in both interest margin and net portfolio value. To verify that the Bank is within the limits established for interest margin, the Bank prepares an analysis of net interest margin based on various shifts in interest rates. To verify that the Bank is within the limits established for net portfolio value, the Bank analyzes data prepared using internal modeling data for net portfolio value. These analyses are conducted on a quarterly basis for the Bank's Board of Directors.

The following table illustrates the estimated change in net interest margin based on shifts in interest rates of positive 300 basis points to negative 100 basis points:

Hypothetical Change in Interest Rates	Projected Change in Net Interest Margin
+300	-19.01%
+200	-13.00%
+100	-6.76%
0	0.00%
-100	-7.66%

The following GAP Analysis table indicates the Bank's interest rate sensitivity position at June 30, 2013 (in thousands):

	Repricing Opportunities			
	0-6 months	7-12 months	1-3 years	3+ years
Earning assets:				
Loans-gross	$ 470,239	$ 34,331	$ 71,015	$ 45,341
Securities and FHLB stock	19,928	22,510	39,651	443,121
Interest-bearing deposits	93,358	—	—	—
Total earning assets	583,525	56,841	110,666	488,462
Interest-bearing liabilities:				
Transaction accounts and savings	908,164	—	—	—
Certificates of deposit	11,950	8,703	9,049	632
Borrowings	2,676	12,810	7,307	74,772
Total interest-bearing liabilities	922,790	21,513	16,356	75,404
GAP	$ (339,265)	$ 35,328	$ 94,310	$ 413,058
Cumulative GAP	$ (339,265)	$ (303,937)	$ (209,627)	$ 203,431

Market Price Risk. We are exposed to market price risk as a result of making markets and taking proprietary positions in securities. Market price risk results from changes in the level or volatility of prices, which affect the value of securities or instruments that derive their value from a particular stock or bond, a basket of stocks or bonds or an index.

The following table categorizes "Securities owned, at fair value" net of "Securities sold, not yet purchased, at fair value," which are in our securities owned and securities sold, not yet purchased, portfolios, "Securities available for sale" in our available-for-sale portfolio and "Restricted cash and cash equivalents", which are subject to interest rate and market price risk at June 30, 2013 (dollars in thousands):

	Years to Maturity				
	1 or less	1 to 5	5 to 10	Over 10	Total
Trading securities, at fair value					
Municipal obligations	$ 560	$ 1,030	$ 4,991	$ 23,525	$ 30,106
U.S. government and government agency obligations	3,200	(20,737)	1,638	3,342	(12,557)
Corporate obligations	(7,759)	(9,504)	11,349	53,174	47,260
Total debt securities	$ (3,999)	$ (29,211)	$ 17,978	$ 80,041	$ 64,809
Corporate equity securities	—	—	—	1,520	1,520
Other	8,569	—	—	—	8,569
	$ 4,570	$ (29,211)	$ 17,978	$ 81,561	$ 74,898
Weighted average yield					
Municipal obligations	—%	2.27%	2.93%	5.25%	4.66%
U.S. government and government agency obligations	0.02	1.01	1.99	3.71	1.82
Corporate obligations	1.24	2.91	5.12	4.62	4.11
Restricted cash and cash equivalents					
Restricted cash and cash equivalents	$ 30,047	$ —	$ —	$ —	$ 30,047
Available-for-sale securities, at fair value					
Securities available for sale	$ 37,927	$ 61,979	$ 15,698	$ 387,672	$ 503,276

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and related disclosures. We review our estimates on an on-going basis. We base our estimates on our experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The following policies involve a higher degree of judgment than do our other significant accounting policies detailed in **Note 1** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 30, 2013, June 29, 2012 and June 24, 2011 included under Item 8. "Financial Statements and Supplementary Data."

Fair Value

We adopted the fair value accounting standard of the FASB effective June 28, 2008. Fair value accounting establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Under fair value accounting, fair value refers to the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market in which the reporting entity transacts. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard describes three levels of inputs that may be used to measure fair value:

- Level 1 — Quoted prices in an active market for identical assets or liabilities. We value the following assets and liabilities utilizing Level 1 inputs: (i) our deferred compensation plan's investment in Westwood's common stock and (ii) certain inventories held in our securities owned and securities sold, not yet purchased portfolio. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available.

- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. We value the following assets and liabilities utilizing Level 2 inputs: (i) the Bank's loans measured at fair value; (ii) the Bank's investment in interest rate swaps; (iii) certain inventories held in our securities owned and securities sold, not yet purchased portfolio and (iv) securities in our available for sale portfolio. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable observable market underlying assumptions.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. We value the following assets and liabilities utilizing Level 3 inputs: (i) certain inventories held in our securities owned portfolio and (ii) the warrants issued to Hilltop and Oak Hill. These financial instruments have significant inputs that cannot be validated by readily determinable market data and generally involve considerable judgment by management. Our Level 3 assets represented less than 1% of our total assets measured at fair value at June 30, 2013. Our Level 3 liabilities represented 15% of our total liabilities measured at fair value at June 30, 2013. All of our Level 3 liabilities consist of the warrants issued to Hilltop and Oak Hill.

The availability of observable inputs can vary for different assets. Fair value is a market-based measure; therefore, when market observable inputs are not available, our judgment is applied to reflect those judgments that we believe a market participant would use in valuing the same asset or liability. We use prices and inputs that are current as of the measurement date even in periods of market disruption or illiquidity. Greater judgment in valuation is required when inputs are less observable or unobservable in the marketplace and judgment must be applied in determining the appropriateness of available prices, particularly in assessing whether available data reflects current prices and/or reflects the results of recent market transactions. The valuation of financial instruments classified in Level 3 of the fair value hierarchy involves the greatest amount of management judgment.

Valuation Process for Financial Instruments. Financial instruments are valued at quoted market prices, if available. For financial instruments that do not have readily determinable fair values through quoted market prices, the determination of fair value is based upon consideration of available information including current financial information, fair values of underlying financial instruments and quotations for similar instruments. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, mid-market pricing is applied and adjusted to the point within the bid-ask range that meets our best estimate of fair value.

The valuation process for financial instruments may include the use of valuation models and other techniques. Management makes adjustments to valuations derived from valuation models based on a number of factors, including but not limited to, the size of the position in the financial instrument in an inactive market, the features of the financial instrument such as its complexity, the market in which the financial instrument is traded or if a financial instrument is subject to sales restrictions that would result in a price less than the quoted market price. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument would consider the same factors in valuing the financial instrument.

Management makes assumptions about risk, uncertainties and market conditions in preparing adjustments to prices derived from a valuation model. Results from valuation models and valuation techniques in one period may not be indicative of future period fair value measurements.

Certain financial instruments and other assets trade infrequently and therefore have outdated market prices. As a result, we may use alternative valuation models as methods for determining fair value of these assets. When using alternative valuation techniques or valuation models, the following techniques are applied to different financial instrument classes:

- Non-agency mortgage-backed and other asset-backed securities are valued by benchmarking to yields from market prices for comparable securities and calibrated based on expected cash flow characteristics of the underlying assets.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statement of financial condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Loans measured at fair value. The fair value of loans for which the fair value option has been elected is calculated based on the present value of expected future discounted cash flows using market interest rates currently being offered for loans with similar terms to borrowers with comparable credit risk. These loans are classified as Level 2.

Securities Available for Sale. Because quoted market prices are available in an active market, our deferred compensation plan's investment in Westwood's common stock is classified within Level 1 of the valuation hierarchy. Our investments in U.S. government and government agency obligations and municipal obligations held by the Bank as available for sale are valued in a similar manner to our Level 2 securities owned and securities sold, not yet purchased portfolio, noted below.

Securities Owned and Securities Sold, Not Yet Purchased Portfolio. Securities classified as Level 1 securities primarily consist of financial instruments whose values are based on quoted market prices such as corporate equity securities and U.S. government and government agency obligations, primarily U.S. treasury securities.

Securities classified as Level 2 securities include financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Securities in this category include corporate obligations, U.S. government and government agency obligations and municipal obligations.

Securities classified as Level 3 securities are securities whose fair values are estimated based on internally developed models or methodologies, including discounted cash flow, utilizing significant inputs that are generally less readily observable. The models and methodologies considered the quality of the underlying loans, any related secondary market activity and expectations regarding future interest rate movements. Included in this category are certain corporate equity securities and corporate obligations.

Interest rate swaps. Interest rate swaps are valued using an income approach incorporating various assumptions, including the term of the swap, the notional amount of the swap, discount rates interpolated based on relevant swap curves, the rate on the fixed leg of the swap and a credit value adjustment for counterparty non-performance. The approach also takes into consideration the potential impact of collateralization and netting agreements. The interest rate swaps are classified as Level 2.

Stock purchase warrants. The warrants held by Hilltop and Oak Hill are valued quarterly using a binomial model. The model considers the following variables: price and volatility of our common stock, treasury yield, annual dividend, and the remaining life of the warrants. The derived volatility estimate considers both the historical and implied forward volatility of our common stock. All else being equal, the warrants will lose time value as they near maturity. Other than remaining life, the primary drivers of value are the price and volatility of our common stock. As the volatility and/or stock price increase, the value of the warrants increase as well. The movement of these two variables will amplify or offset one another depending on the direction and velocity of their movements. These securities are classified as Level 3.

Contingencies

Accounting for contingencies requires the use of judgment and estimates in assessing the magnitude of the exposure and the likely outcome of the situation. In many cases, the outcome will be determined by third parties, which may include governmental or judicial bodies. The provisions made in our consolidated financial statements, as well as the related disclosures, represent management's best estimates of the current status of such matters and their potential outcome based on a review of the facts and, when warranted, in consultation with outside legal counsel. Management evaluates and revises its estimates on a quarterly basis. Adverse legal or arbitration judgments, inability to collect receivables, sudden declines in the fair value of securities held in margin accounts or other actions could result in material changes to the estimates recorded in these financial statements. Resolution of these matters in amounts different from what has been accrued in the consolidated financial statements could materially impact our financial position and results of operations.

Long-Lived Assets and Goodwill

Our long-lived assets are subject to impairment testing if specific events warrant the review. We test goodwill for impairment at least annually. The impairment test is based on determining the fair value of the specified reporting units. Judgment is required in assessing the effects of external factors, including market conditions, and projecting future operating results. These judgments and assumptions could materially change the value of the specified reporting units and, therefore, could materially impact our consolidated financial statements. If actual external conditions and future operating results differ from management's judgments, impairment charges may be necessary to reduce the carrying value of these assets to the appropriate fair value. See additional discussion in **Note 1(k)** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 30, 2013, June 29, 2012 and June 24, 2011 included under Item 8. "Financial Statements and Supplementary Data".

Allowance for Probable Loan Losses

We provide an allowance for probable loan losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Should actual losses differ from management's estimates, our consolidated financial statements could be materially impacted.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the collateral value (or discounted cash flows or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers all loans and is based on historical loss experience adjusted for qualitative factors. These factors include the following: concentrations of risk in the portfolio, estimated changes in the value of underlying collateral, and changes in the volume and growth in the portfolio.

Impaired loans are accounted for at the fair value of the collateral if the loan is collateral dependent, the net present value of expected future cash flows discounted at the loan's effective interest rate or at the observable market price of the loan.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Income Tax Accrual and Allowance for Deferred Tax Assets

We operate in multiple taxing jurisdictions, and as a result, accruals for tax contingencies require us to make estimates and judgments with respect to the ultimate tax liability in any given fiscal year. Actual results could vary from these estimates. Changes in tax laws, new tax rulings, or results of tax audits could cause management's estimates to change. In our opinion, adequate provisions for income taxes have been made for all fiscal years.

We record net deferred tax assets to the extent management believes these assets are more likely than not to be realized. In making such determination, management considers all available positive and negative evidence, including: expected future reversals of deferred tax assets and liabilities, projected future taxable income, cumulative losses in recent years and tax planning strategies and recent financial operations. A valuation allowance is established against deferred tax assets when management determines that these deferred assets are more likely to not be realized. In the event management subsequently determines that we would be able to realize deferred income tax assets in excess of their net recorded amount, we would reduce the valuation allowance, which would reduce the provision for income taxes.

Deferred tax assets derived from operating losses are realized when we generate consolidated taxable income within the applicable carry-back and carry-forward periods. Based on an evaluation of the positive and negative evidence, management determined that a $30.9 million valuation allowance for our deferred tax assets as of June 30, 2013 was appropriate. See **Note 17** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 30, 2013, June 29, 2012 and June 24, 2011 included under Item 8. "Financial Statements and Supplementary Data" for additional detail regarding the Company's deferred tax assets.

RECENT ACCOUNTING PRONOUNCEMENTS

See **Note 1(y)** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 30, 2013, June 29, 2012 and June 24, 2011 included under Item 8. "Financial Statements and Supplementary Data" for information regarding the effect of new accounting pronouncements on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this item is incorporated herein by reference to Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations-Market Risk."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The company's consolidated financial statements and supplementary data are included in pages F-2 through F-49 of this Annual Report on Form 10-K. See accompanying Item 15. "Exhibits and Financial Statement Schedules" and "Index to the Financial Statements" on page F-1.

UNAUDITED QUARTERLY FINANCIAL INFORMATION

(In thousands, except per share amounts)

	2013			
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Revenues	$ 86,424	$ 85,057	$ 78,055	$ 68,578
Net income (loss)	(5,644)	10,369	(5,718)	(32,452)
Comprehensive income (loss)	(3,346)	7,536	(6,443)	(39,271)
Earnings (loss) per share – basic				
Net income (loss)	$ (0.17)	$ 0.32	$ (0.17)	$ (0.99)
Earnings (loss) per share – diluted				
Net income (loss)	$ (0.17)	$ 0.09	$ (0.17)	$ (0.99)
Cash dividend declared per common share	$ —	$ —	$ —	$ —
Stock price range				
High	$ 6.58	$ 6.33	$ 6.82	$ 6.29
Low	$ 5.23	$ 4.02	$ 5.32	$ 5.30

	2012			
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Revenues	$ 92,597	$ 83,496	$ 91,557	$ 86,091
Net income (loss)	1,652	(14,340)	8,262	(303)
Comprehensive income (loss)	1,574	(13,734)	8,952	459
Earnings (loss) per share – basic				
Net income (loss)	$ 0.05	$ (0.44)	$ 0.25	$ (0.01)
Earnings (loss) per share – diluted				
Net income (loss)	$ 0.05	$ (0.44)	$ 0.04	$ (0.01)
Cash dividend declared per common share	$ —	$ —	$ —	$ —
Stock price range				
High	$ 6.31	$ 7.56	$ 7.77	$ 5.94
Low	$ 3.67	$ 4.03	$ 4.79	$ 5.08

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

Our management, including the principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e)under the Exchange Act) as of June 30, 2013. Based on such evaluation, our management, including the principal executive officer and principal financial officer, has concluded that as of June 30, 2013, our disclosure controls and procedures were effective for the purpose of ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the periods specified in the SEC's rules and forms.

Changes in Internal Control Over Financial Reporting.

There have not been any changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended June 30, 2013 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined by Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2013. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organization of the Treadway Commission (COSO) in Internal Control-Integrated 1992 Framework. A control system, no matter how well conceived, implemented and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met. Because of such inherent limitations, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Based on our assessment and those criteria, our management concluded that our internal control over financial reporting was effective as of June 30, 2013.

Our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of June 30, 2013 as stated in their report, dated September 6, 2013, which appears herein.

ITEM 9B. OTHER INFORMATION

The table set forth below presents the amount awarded under our cash bonus plan for fiscal 2013 and the amount of common stock awarded under the 2012 Restricted Stock Plan to each of our named executive officers. Our Board of Directors approved the awards on August 21, 2013.

			Restricted Stock Plan	
Name and Position		**Amount paid under the cash bonus plan**	**Dollar Value ($)**	**Number of Shares to be Granted [(1)]**
James H. Ross Director, President and Chief Executive Officer	$	—	$ 250,000	44,964
Stacy M. Hodges Executive Vice President, Chief Financial Officer and Treasurer	$	90,000	$ 100,000	17,986
Daniel R. Leland Executive Vice President	$	286,000	$ 204,000	36,691
Richard H. Litton Executive Vice President	$	230,000	$ 120,000	21,583
Allen R. Tubb Executive Vice President, General Counsel and Secretary	$	63,000	$ 75,000	13,489

(1) These values are based on the last reported sales price of our common stock on the NYSE on August 21, 2013, which was $5.56 per share.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

For information with respect to our executive officers, see Item 1. "Business-Executive Officers of the Registrant." The information under the heading "Proposal One - Election of Directors" in the Definitive Proxy Statement on Schedule 14A for our 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after our fiscal year end to which this Annual Report on Form 10-K relates, is incorporated herein by reference.

For information on the Board of Directors' determination of the financial expert on the Audit Committee and the name and independence of such expert, see "Audit Committee" under the heading "Committees of the Board of Directors" and "Corporate Governance" in the Definitive Proxy Statement on Schedule 14A for our 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after our fiscal year end to which this Annual Report on Form 10-K relates, which is incorporated herein by reference.

For information on the identification of the audit committee and its members, see "Committees of the Board of Directors" under the heading "Corporate Governance" and the "Audit Committee Report" in the Definitive Proxy Statement on Schedule 14A for our 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after our fiscal year end to which this Annual Report on Form 10-K relates, which is incorporated herein by reference.

For information on the compliance with Section 16(a) of the Exchange Act, see "Section 16(a) Beneficial Ownership Reporting Compliance" in the Definitive Proxy Statement on Schedule 14A for our 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after our fiscal year end to which this Annual Report on Form 10-K relates, which is incorporated herein by reference.

We have adopted a corporate Code of Business Conduct and Ethics (the "Code") that applies to all directors, officers and employees of SWS. This Code is intended to promote honest and ethical conduct, avoidance of conflicts of interest, full, fair, accurate, timely, and understandable disclosure in the reports and documents that the company files with, or submits to, the SEC, and in all other public communications made by SWS, compliance with all governmental laws, rules, and regulations, prompt internal reporting of violations of the Code, and accountability for adherence to the Code. The Code is a product of SWS's commitment to honesty. The Code is posted on our corporate website at www.swsgroupinc.com. In addition, a copy of the Code may be obtained free of charge, upon written request to our Corporate Secretary at SWS Group, Inc., 1201 Elm Street, Suite 3500, Dallas, TX 75270. Any amendments to the Code and any waivers that are required to be disclosed by the rules of the SEC and the NYSE will be posted on our corporate website.

ITEM 11. EXECUTIVE COMPENSATION

The information under the heading "Executive Compensation" in the Definitive Proxy Statement on Schedule 14A for our 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after our fiscal year end to which this Annual Report on Form 10-K relates, is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information under the heading "Stock Ownership of Principal Stockholders and Management" in the Definitive Proxy Statement on Schedule 14A for our 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after our fiscal year end to which this Annual Report on Form 10-K relates, is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information under the heading "Certain Relationships and Related Transactions" and "Director Independence and Related Matters" under the heading "Corporate Governance" in the Definitive Proxy Statement on Schedule 14A for our 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after our fiscal year end to which this Annual Report on Form 10-K relates, is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information under the subheadings "Fees Paid to Independent Registered Public Accounting Firm" and "Pre-approval of Independent Accounting Services" under the heading "Independent Registered Public Accounting Firm" in the Definitive Proxy Statement on Schedule 14A for our 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after our fiscal year end to which this Annual report on Form 10-K relates, is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) List of documents filed as a part of this report:

1. The financial statements required to be filed with this report are listed in the index appearing on page F-1 of this report.

2. The following consolidated financial statement schedules of the Registrant and its subsidiaries, and the Reports of Independent Registered Public Accounting Firm thereon, are attached hereto:

Exhibit Number

S-1 Schedule I – Condensed Financial Information of Registrant

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable, and therefore have been omitted.

3. The following exhibits of the Registrant and its subsidiaries are attached hereto as required by Item 15(b):

Exhibit Number

3.1 Restated Certificate of Incorporation of the Registrant incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed October 15, 2009

3.2 Restated By-laws of the Registrant incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed March 7, 2012

3.3 Certificate of Designations of Non-Voting Perpetual Participating Preferred Stock, Series A of SWS Group, Inc. incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed August 1, 2011

4.1 Warrant to purchase up to 8,695,652 shares of Common Stock, issued on July 29, 2011 to Hilltop Holdings Inc. incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed August 1, 2011

4.2 Warrant to purchase up to 8,419,148 shares of Common Stock, issued on July 29, 2011 to Oak Hill Capital Partners III, L.P. incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed August 1, 2011

4.3 Warrant to purchase up to 276,504 shares of Common Stock, issued on July 29, 2011 to Oak Hill Capital Management Partners III, L.P. incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed August 1, 2011

4.4 Investor Rights Agreement dated as of July 29, 2011 among SWS Group, Inc., Hilltop Holdings Inc., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. incorporated by reference to Exhibit 4.4 to the Registrant's Current Report on Form 8-K filed August 1, 2011

10.1+ SWS Group, Inc. 2003 Restricted Stock Plan incorporated by reference to Appendix B to the Registrant's Proxy Statement filed October 9, 2003

10.2+ Form of SWS Group, Inc. Restricted Stock Plan Agreement for Non-Employee Directors for the 2003 Restricted Stock Plan incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K filed March 3, 2005

10.3+ Form of SWS Group, Inc. Restricted Stock Plan Agreement for Employees for the 2003 Restricted Stock Plan incorporated by reference to Exhibit 10.9 to the registrant's Current Report on Form 8-K filed March 3, 2005

10.4+ SWS Group, Inc. Amended and Restated Deferred Compensation Plan—Effective July 1, 1999 incorporated by reference to Appendix C to the Registrant's Proxy Statement filed October 9, 2003

10.5+ SWS Group, Inc. 2005 Deferred Compensation Plan incorporated by reference to Appendix A to the Registrant's Proxy Statement filed October 6, 2004

10.6+	Form of Plan Agreement for the SWS Group, Inc. 2005 Deferred Compensation Plan incorporated by reference to Exhibit 10.16 to the Registrant's Current Report on Form 8-K filed November 12, 2004
10.7+	Form of Election Form for the SWS Group, Inc. 2005 Deferred Compensation Plan incorporated by reference to Exhibit 10.17 to the Registrant's Current Report on Form 8-K filed November 12, 2004
10.8+	Description of Registrant's executive cash bonus plan incorporated by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K filed September 20, 2005
10.9+	Description of Registrant's director compensation arrangement incorporated by reference to Exhibit 10.15 to the Registrant's Quarterly Report on Form 10-Q filed February 9, 2005
10.10	Funding Agreement dated as of March 20, 2011 among SWS Group, Inc. Hilltop Holdings Inc., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed March 21, 2011
10.11	Credit Agreement dated as of July 29, 2011 among SWS Group, Inc., Hilltop Holdings Inc., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed August 1, 2011
10.12+	Form of SWS Group, Inc. Restricted Stock Plan Agreement for Employees for the 2003 Restricted Stock Plan incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed February 8, 2012
10.13+	SWS Group, Inc. 2012 Restricted Stock Plan incorporated by reference to Appendix A to the Registrant's Proxy Statement filed October 4, 2012
10.14+	Form of SWS Group, Inc. Restricted Stock Agreement for Outside Directors for the 2012 Restricted Stock Plan incorporated by reference to Exhibit 4.9 to the Registrant's Registration Statement on Form S-8 filed November 21, 2012
10.15+	Form of SWS Group, Inc. Restricted Stock Agreement for Employees for the 2012 Restricted Stock Plan incorporated by reference to Exhibit 4.10 to the Registrant's Registration Statement on Form S-8 filed November 21, 2012
21.1*	Subsidiaries
23.1*	Consent of Grant Thornton LLP
31.1*	Chief Executive Officer Certification filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Chief Financial Officer Certification filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Chief Executive Officer Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Chief Financial Officer Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101#	The following materials from SWS Group, Inc.'s annual report on Form 10-K for the year ended June 30, 2013, formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Statements of Financial Condition as of June 30, 2013 and June 29, 2012; (ii) Consolidated Statements of Comprehensive Loss for the years ended June 30, 2013, June 29, 2012 and June 24, 2011; (iii) Consolidated Statements of Stockholders' Equity for the years ended June 30, 2013, June 29, 2012 and June 24, 2011; (iv) Consolidated Statements of Cash Flows for the years ended June 30, 2013, June 29, 2012 and June 24, 2011; (v) Notes to Consolidated Financial Statements and (vi) Schedule I – Condensed Financial Information of Registrant

---

* Filed herewith

\+ Management contract or compensatory plan or arrangement

\# Pursuant to Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 to this Annual Report on Form 10-K shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the Exchange Act"), or otherwise subject to the liability of that section, and shall not be part of any registration statement or other document filed under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWS Group, Inc.
(Registrant)



September 6, 2013
(Date)

(Signature)
James H. Ross
Director, President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.



September 6, 2013
(Date)

(Signature)
Joel T. Williams III
Chairman of the Board



September 6, 2013
(Date)

(Signature)
James H. Ross
Director, President and Chief Executive Officer
(Principal Executive Officer)



September 6, 2013
(Date)

(Signature)
Stacy M. Hodges
Chief Financial Officer
(Principal Financial Officer)
(Principal Accounting Officer)



September 6, 2013
(Date)

(Signature)
Robert A. Buchholz
Director

September 6, 2013
(Date)



(Signature)
Brodie L. Cobb
Director

September 6, 2013
(Date)



(Signature)
J. Taylor Crandall
Director

September 6, 2013
(Date)



(Signature)
Christie S. Flanagan
Director

September 6, 2013
(Date)



(Signature)
Gerald J. Ford
Director

September 6, 2013
(Date)



(Signature)
Larry A. Jobe
Director

September 6, 2013
(Date)



(Signature)
Tyree B. Miller
Director

September 6, 2013
(Date)



(Signature)
Mike Moses, Ed.D.
Director

SWS GROUP, INC. AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS **PAGE(S)**

SWS Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

June 30, 2013 and June 29, 2012

(In thousands, except par values and share amounts)

	2013	2012
Assets		
Cash and cash equivalents	$ 111,046	$ 81,826
Restricted cash and cash equivalents	30,047	30,044
Assets segregated for regulatory purposes	164,737	176,299
Receivable from brokers, dealers and clearing organizations	1,698,474	1,425,697
Receivable from clients, net of allowance	286,446	256,840
Loans, net (including $13,757 of loans measured at fair value at June 30, 2013 and $0 at June 29, 2012)	608,583	833,640
Securities owned, at fair value	209,633	231,151
Securities held to maturity	17,423	25,904
Securities purchased under agreements to resell	51,996	25,186
Goodwill	7,552	7,552
Securities available for sale	503,276	307,789
Other assets	91,160	144,915
	$ 3,780,373	$ 3,546,843
Liabilities and Stockholders' Equity		
Short-term borrowings	$ 131,500	$ 67,500
Payable to brokers, dealers and clearing organizations	1,532,971	1,349,370
Payable to clients	335,655	347,574
Deposits	993,719	1,062,233
Securities sold under agreements to repurchase	37,012	27,465
Securities sold, not yet purchased, at fair value	134,735	70,155
Drafts payable	28,889	24,970
Advances from Federal Home Loan Bank (the "FHLB")	97,565	68,641
Long-term debt, net	83,102	79,076
Stock purchase warrants ("warrants")	24,197	27,810
Other liabilities	65,742	66,347
	$ 3,465,087	$ 3,191,141
Commitments and contingencies		
Stockholders' equity:		
Preferred stock of $1.00 par value. Authorized 100,000 shares; none issued	—	—
Common stock of $0.10 par value. Authorized 60,000,000 shares, issued 33,312,140 and outstanding 32,629,213 shares at June 30, 2013; issued 33,312,140 and outstanding 32,576,307 shares at June 29, 2012	3,331	3,331
Additional paid-in capital	325,030	324,556
(Accumulated deficit) retained earnings	(3,361)	30,084
Accumulated other comprehensive income – unrealized holding gain (loss), net of tax of $(2,963) at June 30, 2013 and $1,398 at June 29, 2012	(5,334)	2,745
Deferred compensation, net	3,352	3,427
Treasury stock (682,927 shares at June 30, 2013 and 735,833 shares at June 29, 2012, at cost)	(7,732)	(8,441)
Total stockholders' equity	315,286	355,702
Total liabilities and stockholders' equity	$ 3,780,373	$ 3,546,843

See accompanying Notes to Consolidated Financial Statements.

SWS Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Years ended June 30, 2013, June 29, 2012 and June 24, 2011

(In thousands, except share and per share amounts)

	2013	2012	2011
Revenues:			
Net revenues from clearing operations	$ 8,719	$ 9,385	$ $10,708
Commissions	125,620	131,855	142,667
Interest	97,350	122,120	138,867
Investment banking, advisory and administrative fees	45,255	40,814	41,173
Net gains on principal transactions	17,395	28,049	37,239
Other	23,775	21,518	19,165
Total revenue	318,114	353,741	389,819
Interest expense	46,461	60,318	47,755
Net revenues	271,653	293,423	342,064
Non-interest expenses:			
Commissions and other employee compensation	207,246	208,635	220,387
Occupancy, equipment and computer service costs	31,278	31,869	34,057
Communications	13,277	12,380	12,862
Floor brokerage and clearing organization charges	3,940	4,201	4,486
Advertising and promotional	3,041	3,093	2,770
(Recapture) provision for loan loss	(7,718)	2,475	50,967
Other	30,892	33,036	49,989
Total non-interest expenses	281,956	295,689	375,518
Other gains (losses):			
Unrealized gain (loss) on warrants valuation	3,613	(3,674)	-
Loss before income tax expense (benefit)	(6,690)	(5,940)	(33,454)
Income tax expense (benefit)	26,755	(1,211)	(10,251)
Net loss	(33,445)	(4,729)	(23,203)
Other comprehensive income (loss):			
Net gains recognized in other comprehensive income (loss) on cash flow hedging activities, net of tax of $626 in 2013	1,163	—	—
Net (losses) gains recognized in other comprehensive income (loss), net of tax of $(4,987) in 2013; $1,064 in 2012 and $253 in 2011 on available for sale securities	(9,242)	1,980	461
Net income (loss) recognized in other comprehensive income (loss)	(8,079)	1,980	461
Comprehensive loss	$ (41,524)	$ (2,749)	$ (22,742)
Loss per share – basic			
Net loss	$ (1.02)	$ (0.14)	$ (0.71)
Weighted average shares outstanding – basic	32,870,003	32,649,544	32,514,945
Loss per share – diluted			
Net loss	$ (1.02)	$ (0.14)	$ (0.71)
Weighted average shares outstanding – diluted	32,870,003	32,649,544	32,514,945

See accompanying Notes to Consolidated Financial Statements.

SWS Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended June 30, 2013, June 29, 2012 and June 24, 2011
(In thousands, except share and per share amounts)

	Common Stock		Additional Paid-in	Retained Earnings (Accumulated	Accumulated Other Comprehensive	Deferred Compensation,	Treasury Stock		
	Shares	Amount	Capital	Deficit)	Income	net	Shares	Amount	Total
Balance at June 25, 2010	33,312,140	$ 3,331	$ 326,462	$ 61,893	$ 304	$ 3,176	(969,950)	$ (11,772)	$ 383,394
Net loss	—	—		(23,203)	—	—	—	—	(23,203)
Unrealized holding gain, net of tax of $253	—	—	—	—	469	—	—	—	469
Shortfall for taxes on vesting of restricted stock	—	—	(351)	—	—	—	—	—	(351)
Cash dividends ($0.12 per share)	—	—	—	(3,877)	—	—	—	—	(3,877)
Deferred compensation plan	—	—	(15)	—	(8)	132	(46,077)	(145)	(36)
Restricted stock plan	—	—	890	—	—	—	(11,037)	183	1,073
Balance at June 24, 2011	33,312,140	3,331	326,986	34,813	765	3,308	(1,027,064)	(11,734)	357,469
Net loss	—	—	—	(4,729)	—	—	—	—	(4,729)
Unrealized holding gain, net of tax of $1,064	—	—	—	—	1,975	—	—	—	1,975
Shortfall for taxes on vesting of restricted stock	—	—	(62)	—	—	—	—	—	(62)
Deferred compensation plan	—	—	(19)	—	5	119	(43,480)	(149)	(44)
Restricted stock plan	—	—	(2,349)	—	—	—	334,711	3,442	1,093
Balance at June 29, 2012	33,312,140	3,331	324,556	30,084	2,745	3,427	(735,833)	(8,441)	355,702
Net loss	—	—	—	(33,445)	—	—	—	—	(33,445)
Unrealized holding loss, net of tax of $(3,710)	—	—	—	—	(6,889)	—	—	—	(6,889)
Realized gain on sale of securities available for sale, net of tax of $(1,277)	—	—	—	—	(2,373)	—	—	—	(2,373)
Unrealized holding gain on cash flow hedging activities, net of tax of $626	—	—	—	—	1,163	—	—	—	1,163
Deferred compensation plan	—	—	(7)	—	20	(75)	4,192	157	95
Restricted stock plan	—	—	481	—	—	—	48,714	552	1,033
Balance at June 30, 2013	33,312,140	$ 3,331	$ 325,030	$ (3,361)	$ (5,334)	$ 3,352	(682,927)	$ (7,732)	$ 315,286

See accompanying Notes to Consolidated Financial Statements.

SWS Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended June 30, 2013, June 29, 2012 and June 24, 2011

(In thousands)

	2013	2012	2011
Cash flows from operating activities:			
Net loss	$ (33,445)	$ (4,729)	$ (23,203)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Depreciation and amortization	5,482	5,779	7,218
Accretion of discount on long-term debt	4,026	3,212	—
Amortization of deferred debt issuance costs	492	451	—
(Decrease) increase in fair value of warrants	(3,613)	3,674	—
Amortization of premiums /discounts on loans purchased	(84)	(90)	(160)
Amortization of premiums /discounts on investment securities	1,985	934	157
Amortization of prepayment penalty on advances from FHLB	34	—	—
Provision for doubtful accounts on receivables from customers	960	480	491
(Recapture)/provision for loan loss and write downs on real estate owned ("REO") and other repossessed assets	(6,061)	3,776	65,188
Deferred income tax (benefit) expense	(2,596)	9,023	(4,037)
Allowance for deferred tax asset	29,998	28	844
Deferred compensation for deferred compensation plan and restricted stock plans	(980)	547	3,431
(Gain) loss on sale of loans	(2,253)	9	506
Loss (gain) on fixed assets transactions	195	(1)	34
Loss (gain) on sale of REO and other repossessed assets	1,007	(25)	3,045
Gain on sale of available for sale and investment securities	(3,650)	(557)	(81)
Gain on issuer's redemption of investment securities	(20)	—	(1,078)
Equity in earnings of unconsolidated ventures	(124)	(572)	(209)
Dividend received on investments	(16)	(61)	(24)
Loss of fair value option of loans	145	—	—
Gain on interest rate swaps	(145)	—	—
Shortfall for taxes on vesting of restricted stock	—	62	351
Change in operating assets and liabilities:			
Decrease in assets segregated for regulatory purposes	11,562	62,026	46,502
Net change in broker, dealer and clearing organization accounts	(89,176)	(23,837)	16,915
Net change in client accounts	(42,485)	(66,845)	(47,490)
Net change in loans held for sale	—	—	424,055
Decrease (increase) in securities owned	21,518	(9,564)	24,000
(Increase) decrease in securities purchased under agreements to resell	(26,810)	17,463	(12,142)
Decease (increase) in other assets	6,815	(7,043)	(6,634)
Increase (decrease) in drafts payable	3,919	1,314	(3,690)
Increase in securities sold, not yet purchased	64,580	1,494	1,067
(Decrease) increase in other liabilities	(5,763)	1,552	(5,059)
Net cash (used in) provided by operating activities	(64,503)	(1,500)	489,997

(continued)

(continued)	2013	2012	2011
Cash flows from investing activities:			
Purchase of fixed assets and capitalized improvements on REO	$ (4,257)	$ (3,842)	$ (2,728)
Proceeds from the sale of fixed assets and real estate	31,333	19,559	48,569
Proceeds from the sale of loans	19,782	1,751	43,986
Loan originations and purchases	(5,566,038)	(4,043,938)	(4,794,278)
Loan repayments	5,769,538	4,129,802	4,856,784
Purchase of investment securities	(312,716)	(384,730)	(35,525)
Proceeds from the sale of investment securities	30,352	67,493	75,555
Proceeds from the issuer's redemption of investment securities	41,500	—	7,347
Cash received on investments	50,650	22,924	6,895
Proceeds from the sale of FHLB stock	744	1,143	3,339
Purchases of FHLB stock	(1,557)	—	(1,460)
Proceeds from the maturity of available for sale investment securities	495	—	—
Investment in unconsolidated ventures	(180)	—	—
Investment of proceeds received from Hilltop Holdings, Inc., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. in restricted fund	—	(30,000)	—
Net cash provided by (used in) investing activities	$ 59,646	$ (219,838)	$ 208,484
Cash flows from financing activities:			
Payments on short-term borrowings	$ (2,251,350)	$ (2,534,350)	$ (5,391,782)
Cash proceeds from short-term borrowings	2,315,350	2,491,850	5,391,782
Decrease in deposits	(68,514)	(44,238)	(382,333)
Advances from the FHLB	50,009	—	403,644
Payments on advances from the FHLB	(20,953)	(26,071)	(441,753)
Fee payment for FHLB restructuring	(166)	—	—
Payment of cash dividends on common stock	—	—	(3,904)
Shortfall for taxes on vesting of restricted stock	—	(62)	(351)
Cash proceeds (payments) on securities sold under agreements to repurchase	9,546	17,152	(2,076)
Cash proceeds received from Hilltop Holdings, Inc., Oak Hill Capital Partners III, L.P and Oak Hill Capital Management Partners III, L.P.	—	100,000	—
Proceeds related to deferred compensation plan	276	309	444
Purchase of treasury stock related to deferred compensation plan	(121)	(329)	(439)
Net cash provided by (used in) financing activities	34,077	4,261	(426,768)
Net increase (decrease) in cash and cash equivalents	29,220	(217,077)	271,713
Cash and cash equivalents at beginning of year	81,826	298,903	27,190
Cash and cash equivalents at end of year	$ 111,046	$ 81,826	$ 298,903
Supplemental schedule of non-cash investing and financing activities:			
Grants of restricted stock	$ 676	$ 3,628	$ 670
Foreclosures on loans	$ 11,688	$ 28,359	$ 44,251
Investments purchased not settled	$ 7,120	$ —	$ —
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 42,479	$ 69,079	$ 46,688
Income taxes	$ —	$ —	$ 1,635

See accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

(a) General and Basis of Presentation

The consolidated financial statements include the accounts of SWS Group, Inc. ("SWS Group") and its consolidated subsidiaries listed below (collectively with SWS Group, "SWS" or the "Company"). All significant intercompany balances and transactions are eliminated upon consolidation. Each of the subsidiaries listed below are 100% owned.

Southwest Securities, Inc.	"Southwest Securities"
SWS Financial Services, Inc.	"SWS Financial"
Southwest Financial Insurance Agency, Inc.	
Southwest Insurance Agency, Inc.	collectively, "SWS Insurance"
SWS Banc Holding, Inc.	"SWS Banc"
Southwest Securities, FSB	"Bank"
FSB Development, LLC	"FSB Development"
Southwest Capital Corporation	"SWS Capital"
Southwest Investment Advisors, Inc.	"Southwest Advisors"

Southwest Securities is a New York Stock Exchange ("NYSE") member broker/dealer. Southwest Securities and SWS Financial are members of the Financial Industry Regulatory Authority ("FINRA"). Southwest Securities and SWS Financial are also registered with the Securities and Exchange Commission (the "SEC") as broker/dealers under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and as registered investment advisers under the Investment Advisers Act of 1940, as amended.

SWS Insurance holds insurance agency licenses in 44 states for the purpose of facilitating the sale of insurance and annuities for Southwest Securities and its correspondents. The Company retains no underwriting risk related to the insurance and annuity products that SWS Insurance sells.

The Bank is a federally chartered savings bank regulated by the Office of the Comptroller of the Currency ("OCC") since July 21, 2011. As of July 21, 2011, the Board of Governors of the Federal Reserve System ("FRB") began supervising and regulating SWS Group and SWS Banc. SWS Banc is a wholly owned subsidiary of SWS Group and became the sole shareholder of the Bank in 2004.

FSB Development was formed to develop single-family residential lots. As of June 30, 2013, it had no investments.

SWS Capital and Southwest Advisors are dormant entities.

Change in Fiscal Year End and Consolidated Financial Statements. On May 23, 2013, the Board of Directors of the Company, acting on the recommendation of the Federal Reserve Bank of Dallas, approved a change to the Company's fiscal year end from the last Friday of June to June 30. This change was effective for the Company's fiscal year ended June 30, 2013. Because the transition period was less than one month, no transition report will be filed with the SEC. Prior to the fiscal year ended June 30, 2013, the annual consolidated financial statements of SWS were prepared as of the last Friday in June, and the Bank's annual financial statements were prepared as of June 30. Any individually material transactions were reviewed and recorded in the appropriate fiscal year.

Reclassifications. "Investment banking, advisory and administrative fees" on the Consolidated Statements of Comprehensive Loss of $1,437,000 in fiscal 2012 and $1,407,000 in fiscal 2011 were reclassified to conform to the fiscal 2013 presentation. In previous periods the amounts were presented in "Net gains on principal transactions" on the Consolidated Statements of Comprehensive Loss.

The line item "Unrealized gain (loss) on warrants valuation" on the Consolidated Statements of Comprehensive Loss is being presented under the category "Other gains (losses)." Unrealized gain (loss) on warrants valuation was, in previous periods, presented under the category "Non-interest expenses." This reclassification was made to the prior periods presented for comparability purposes.

Discontinued operations. Effective June 30, 2013, the Company made the strategic decision to exit its corporate finance business. Included in loss before income tax expense (benefit) and net loss on the Consolidated Statements of Comprehensive Loss is (loss) income before income tax expense (benefit) and net (loss) income from the Company's corporate finance business for fiscal years 2013, 2012 and 2011 (in thousands):

	2013	2012	2011
(Loss) income before income tax expense (benefit)	$ (431)	$ 174	$ (219)
Net (loss) income	(280)	113	(142)

(b) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

For the purposes of the Consolidated Statements of Cash Flows, SWS considers cash to include cash on hand and in bank accounts. In addition, SWS considers funds due from banks and interest bearing deposits in other banks to be cash. Highly liquid debt instruments purchased with maturities of three months or less, when acquired, are considered to be cash equivalents. The Federal Deposit Insurance Corporation ("FDIC") insures deposit accounts up to $250,000. Until December 31, 2012, in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), non-interest bearing transaction accounts had unlimited coverage under FDIC insurance. Non-interest bearing transaction accounts no longer have unlimited coverage under FDIC insurance and are insured up to $250,000. At June 30, 2013 and June 29, 2012, cash balances included $37,833,000 and $30,504,000, respectively, that were not federally insured because they exceeded federal insurance limits. This at-risk amount is subject to fluctuation on a daily basis, but management does not believe there is significant risk on these deposits.

The Bank is required to maintain reserve balances on hand or with the Federal Reserve Bank of Dallas. At June 30, 2013 and 2012, these reserve balances amounted to $1,649,000 and $1,503,000, respectively.

(d) Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents represents funds received from Hilltop Holdings, Inc. ("Hilltop"), Oak Hill Capital Partners III, L.P. ("OHCP") and Oak Hill Capital Management Partners III, L.P. (collectively with OHCP, "Oak Hill") upon completion of the $100,000,000 unsecured loan from Hilltop and Oak Hill under the terms of a credit agreement that was entered into on July 29, 2011 (the "Credit Agreement"). The Company is required to keep these funds in a restricted account until the Company's Board of Directors, Hilltop and Oak Hill determine the amount(s) to be distributed to the Company's subsidiaries. See additional discussion in **Note 16, Debt Issued with Stock Purchase Warrants**. Upon approval of the Board of Directors, Hilltop and Oak Hill, SWS Group contributed $20,000,000 of this cash in the second quarter of fiscal 2012 to the Bank as capital, loaned Southwest Securities $20,000,000 in the third quarter of fiscal 2012 to use in general operations by reducing Southwest Securities' use of short-term borrowings for the financing of its day-to-day cash management needs, reduced its intercompany payable to Southwest Securities by $20,000,000 and contributed $10,000,000 in capital to Southwest Securities in the fourth quarter of fiscal 2012. On March 28, 2013, the $20,000,000 loan from SWS Group to Southwest Securities was repaid and the Company's Board of Directors, Hilltop and Oak Hill approved a $20,000,000 capital contribution to Southwest Securities. The remaining $30,000,000 is held in a restricted account at SWS Group to be used for general corporate purposes. Restricted cash and cash equivalents are excluded from cash and cash equivalents in the Consolidated Statements of Financial Condition and Consolidated Statements of Cash Flows. The Company holds restricted cash and cash equivalents in money market funds.

(e) Securities Transactions

Proprietary securities transactions are recorded on a trade date basis, as if they had settled. Clients' securities and commodities transactions are reported on a settlement date basis with the related commission income and expenses reported on a trade date basis.

(f) Securities Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received adjusted for additional collateral obtained or received. Interest on such transactions is accrued and included in the Consolidated Statements of Financial Condition in receivables from and payables to brokers, dealers and clearing organizations.

(g) Loans and Allowance for Loan Losses

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for probable loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance.

Loan origination and commitment fees and certain related direct costs are deferred and amortized to interest income, generally over the contractual lives of the loans, using the interest method. Discounts on first mortgage, consumer and other loans are amortized to income using the interest method over the remaining period to contractual maturity.

The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized to the extent cash payments are received for loans where ultimate full collection is likely. For loans where ultimate collection is not likely, interest payments are applied to the outstanding principal and income is only recognized if full payment is made. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Purchased Mortgage Loans Held for Investment. Loan participations and sub-participations in the Bank's mortgage purchase program are acquired from various mortgage companies and valued at amortized cost. These loans are pre-sold by the mortgage company to secondary investors who have been approved by the Bank. The purchased mortgage loans held for investment are held on average for 25 days or less.

Loans Measured at Fair Value. As permitted by Accounting Standards Codification ("ASC") 825, "Financial Instruments," the Bank has elected to measure certain loans at fair value. Management has elected the fair value option for these items to offset the corresponding change in fair value of the related interest rate swap agreements. The change in fair value is recorded in other revenue on the Consolidated Statements of Comprehensive Loss. For additional discussion regarding these loans and the related interest rate swaps, see **Note 5, Loans and Allowance for Probable Loan Losses and Note 11, Interest Rate Swaps**.

Allowance for Loan Losses. The allowance for loan losses is maintained to absorb management's estimate of probable loan losses inherent in the Bank's loan portfolio at each reporting date. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management confirms the uncollectibility of the principal loan balance. Subsequent recoveries, if any, are recorded through the allowance. The determination of an adequate allowance is inherently subjective, as it requires estimates that are susceptible to significant revision as additional information becomes available or circumstances change.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. The allowance for loan losses consists of a specific and a general allowance component.

The specific allowance component provides for estimated probable losses for loans identified as impaired. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts of principal and interest when due according to the contractual terms of the loan agreement. Management considers the borrower's financial condition, payment status, historical payment record, and any adverse situations affecting the borrower's ability to repay when evaluating whether a loan is deemed impaired. Loans that experience insignificant payment delays and shortfalls generally are not classified as impaired. Management determines the significance of payment delays and shortfalls on a case-by-case basis taking into consideration all circumstances surrounding the loan and the borrower, including the length of delay, the reasons for the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest outstanding.

A specific reserve is recorded when and to the extent the recorded value of the loan is greater than (1) the present value of expected future cash flows discounted at the loan's original effective rate, (2) fair value of collateral if the loan is collateral-dependent or (3) observable market price of the impaired loan. If the fair value of collateral is used to measure impairment of a collateral-dependent loan and repayment is dependent on the sale of the collateral, the fair value is adjusted to incorporate estimated costs to sell the collateral. Impaired loans that are collateral-dependent are primarily measured for impairment using the fair value of the collateral as determined by third party appraisals using the income approach, recent comparable sales data, or a combination thereof. In certain instances it is necessary for management to adjust the appraised value, less estimated costs to sell the collateral, to reflect changes in fair value occurring subsequent to the appraisal date. Management considers a guarantor's capacity and willingness to perform, when appropriate, and the borrower's resources available for repayment when measuring impairment.

The general allowance provides for estimated and probable losses inherent in the remainder of the Bank's loan portfolio. The general allowance is determined through a statistical calculation based on the Bank's historical loss experience adjusted for certain qualitative factors as deemed appropriate by management. The statistical calculation is conducted on a disaggregated basis for groups of homogeneous loans with similar risk characteristics (product types). The historical loss element is calculated as the average ratio of charge-offs, net of recoveries, to the average recorded investment for the current and previous five quarters. Management may adjust the historical loss rates to reflect other circumstances, such as deterioration in the real estate market, significant concentrations of product types, trends in portfolio volume, and the credit quality of the loan portfolio. In addition, prevailing economic conditions and specific industry trends are taken into consideration when establishing the adjustments to historical loss rates.

Changes in the calculation of the Allowance for Loan Losses. For the years ended June 30, 2011 and 2012, due to accelerated deterioration in the Bank's loan portfolio, depressed appraised values for collateral, continued high unemployment rates in Texas and deteriorating banking industry loss statistics, the Bank's management reevaluated certain components of its computation of the allowance for loan losses as follows:

- In the first quarter of fiscal 2011, management provided a separate calculation for the problem loan volume trend component for criticized and classified loans. Prior to the first quarter of fiscal 2011, the Bank had one calculation for these loans. To more appropriately assess the significant increase in classified loans, the Bank provided a heavier weighting for these types of loans in the Bank's allowance calculation. The Bank segregated these loans and applied a historical loss ratio based on industry total charge-off levels applied to criticized and classified loans.

- In fiscal 2012, the Bank enhanced its allowance for loan loss calculation to reflect the credit quality of the Bank's loan portfolio in the current economic environment.

In the third quarter of fiscal 2013, due to an improvement in the Bank's loss history over the past four quarters, the Bank's management reevaluated certain components of its computation of the allowance for loan losses as follows:

- management increased the historical loan loss component look-back period from four quarters to six quarters; and

- the Bank eliminated the credit quality component of the allowance calculation because it now believes that this component is inherent in the extension of the historical loan loss component's look-back period from four to six quarters.

For additional discussion regarding the calculation of the Company's allowance for probable loan losses see **Note 5, Loans and Allowance for Probable Loan Losses**.

(h) Securities Owned

Marketable securities are carried at fair value. The increase or decrease in net unrealized appreciation or depreciation of securities owned is credited or charged to operations and is included in net gains on principal transactions in the Consolidated Statements of Comprehensive Loss. SWS records the fair value of securities owned on a trade date basis. See **Note 1(x) and Note 26, Fair Value of Financial Instruments**.

(i) Securities Held to Maturity

Bonds and notes for which the Company has the intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

(j) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Interest payable on these amounts is included in the Consolidated Statements of Financial Condition in other liabilities.

(k) Goodwill

The Company implemented the concepts outlined in Accounting Standards Update ("ASU") 2011-08 regarding its annual goodwill assessment of fair value. The ASU highlights that an entity is no longer required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that a reporting unit's fair value is less than its carrying amount.

Based on the results of its assessment, SWS's goodwill balance was not impaired. SWS based its assessment of the fair value of the business units with goodwill on a weighted average of a discounted cash flow model estimate of fair value and a market multiple approach to fair value.

SWS has two reporting units with goodwill: Clearing with $4,254,000 and Institutional Brokerage with $3,298,000, both of which are part of Southwest Securities. There were no changes in the carrying value of goodwill during the fiscal years ended June 30, 2013, June 29, 2012 and June 24, 2011.

(l) Investments

Limited partnership investments are accounted for under the equity method of accounting in accordance with ASC 323, "Investments-Equity Method and Joint Ventures."

(m) Interest Rate Swaps in Cash Flow Hedging Relationships

The Bank recognizes interest rate swaps as either assets or liabilities in the Consolidated Statements of Financial Condition. A portion of the Bank's investment in interest rate swaps are derivatives designated in cash flow hedging relationships. The Bank has formally documented the following in regard to these hedging relationships: (i) its risk management objective; (ii) the strategy used for undertaking the hedge; (iii) the hedging instrument; (iv) the hedged transaction; (iv) the nature of the risk being hedged; (v) how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively and (vi) a description of the method used to measure ineffectiveness. The Bank has also formally assessed, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that are used in the cash flow hedging relationships are highly effective in offsetting changes in cash flows of hedged transactions. See additional discussion in **Note 11, Interest Rate Swaps**.

(n) Real Estate Owned ("REO") and Other Repossessed Assets

REO and other repossessed assets are valued at the lower of cost or market, less a selling discount and are included in other assets in the Consolidated Statements of Financial Condition. For those investments where the REO is valued at market, the value is determined by third party appraisals or if the REO is subject to a sales contract, by the accepted sales amount. In addition, under certain circumstances, the Bank adjusts appraised values to more accurately reflect the economic conditions of the area at the time of valuation or to reflect changes in market value occurring subsequent to the appraisal date. Included in other repossessed assets are land leases which are valued using a discounted cash flow analysis. The amount of subsequent write-downs required to reflect current fair value was $1,657,000, $1,301,000 and $14,221,000 for fiscal years 2013, 2012 and 2011, respectively.

(o) Fixed Assets and Depreciation

Fixed assets are comprised of furniture, computer hardware, equipment and leasehold improvements and are included in other assets in the Consolidated Statements of Financial Condition. Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to expense in the period incurred. Depreciation of furniture and equipment is provided over the estimated useful lives of the assets (from three to seven years), and depreciation on leasehold improvements is provided over the shorter of the useful life or the lease term (up to fifteen years) using the straight-line method. Depreciation of buildings is provided over the useful life (up to forty years) using the straight-line method. Depreciation expense totaled approximately $5,472,000, $5,763,000, and $6,423,000 for fiscal years 2013, 2012 and 2011, respectively.

Property consisted of the following at June 30, 2013 and June 29, 2012 (in thousands):

	June 30, 2013	June 29, 2012
Land	$ 2,104	$ 2,104
Buildings	4,977	4,977
Furniture and equipment	50,182	48,184
Leasehold improvements	15,253	15,074
	72,516	70,339
Less: accumulated depreciation	(54,550)	(50,746)
Net property	$ 17,966	$ 19,593

Furniture, equipment and leasehold improvements are tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the expected undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

(p) Consolidation of Variable Interest Entities
An entity is defined as a variable interest entity ("VIE") and subject to consolidation if: (1) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties or (2) the holders of the equity investment at risk in the entity lack the ability to make significant decisions about the entity's operations or are not obligated to absorb the expected losses or receive the expected returns of the entity.

The reporting entity, if any, which has a controlling financial interest in a VIE is required to possess: (1) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (2) the obligation to absorb potentially significant losses or the right to receive potentially significant benefits from the VIE. The entity which has a controlling financial interest is determined to be the primary beneficiary of the VIE and is required to consolidate the entity in its financial statements.

In addition, a reporting entity is required to reevaluate whether an entity is a VIE, and if the entity is determined to be a VIE, whether the reporting entity is the primary beneficiary of the VIE, periodically upon the occurrence of certain events known as reconsideration events. A loan modified in a troubled debt restructuring ("TDR") triggers a reconsideration event. See **Note 10, Investments and Variable Interest Entities** for additional information.

(q) Servicing Assets
During the fiscal year ended June 30, 2013, the Bank sold $17,664,000 of Small Business Administration ("SBA") loans resulting in a gain of $2,253,000. In connection with the sale, the Bank recorded a servicing asset of $418,000. The Bank accounts for its servicing rights in accordance with ASC 860-50,"Servicing Assets and Liabilities," at amortized cost. The codification requires that servicing rights acquired through the origination of loans, which are sold with servicing rights retained, are recognized as separate assets. Servicing assets are recorded as the difference between the contractual servicing fees and adequate compensation for performing the servicing, and are periodically reviewed and adjusted for any impairment. The amount of impairment recognized, if any, is the amount by which the servicing assets exceed their fair value. Fair value of the servicing assets is estimated using discounted cash flows based on current market interest rates. See **Note 1(x) and Note 26, Fair Value of Financial Instruments**. Servicing rights are amortized in proportion to, and over the period of the related net servicing income.

(r) Drafts Payable
In the normal course of business, SWS uses drafts to make payments relating to its brokerage transactions. These drafts are presented for payment through an unaffiliated bank and are sent to SWS daily for review and acceptance. Upon acceptance, the drafts are paid and charged against cash.

(s) Federal Income Taxes
SWS and its subsidiaries file a consolidated federal income tax return. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of the tax rate changes.

The Company records net deferred tax assets to the extent the Company believes these assets are more likely than not to be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. A valuation allowance is established against deferred tax assets when the Company determines that they are more likely to not be realized than realized. In the event the Company subsequently determines that it would be able to realize deferred income tax assets in excess of their net recorded amount, the Company would reduce the valuation allowance, which would reduce the provision for income taxes.

Deferred tax assets derived from operating losses are realized when the Company generates consolidated taxable income within the applicable carry-back and carryforward periods. Based on an evaluation of the positive and negative evidence, management determined that it was appropriate to increase the valuation allowance for the Company's remaining deferred tax assets, with the exception of the Bank's available for sale securities. Management determined that an increase in the valuation allowance was appropriate in the fourth quarter of fiscal 2013 after reviewing the impact of our fourth quarter operating results and our fiscal 2014 financial forecast. Accordingly, the Company increased its allowance $29,998,000 from $872,000 at June 29, 2012 to $30,870,000 at June 30, 2013. See **Note 17, Income Taxes** for a detail of the Company's deferred tax assets.

(t) Treasury Stock

Periodically, SWS repurchases shares of common stock under a plan approved by the Board of Directors. Prior to February 28, 2013, SWS was authorized to repurchase 500,000 shares of common stock from time to time in the open market. During fiscal years 2013 and 2012, SWS Group did not repurchase any shares of common stock under this plan. As of June 30, 2013, the Company was not authorized to repurchase shares of common stock under a repurchase agreement and did not intend to repurchase any shares of common stock. Any repurchase of shares of common stock by the Company would require approval from the Company's Board of Directors, Hilltop, Oak Hill and regulatory authorities.

Treasury stock is also repurchased periodically under the Company's deferred compensation plan and the restricted stock plan (see **Note 19, Employee Benefits**).

(u) Stock-Based Compensation

SWS accounts for the SWS Group, Inc. 2003 Restricted Stock Plan ("2003 Restricted Stock Plan") and the 2012 Restricted Stock Plan ("2012 Restricted Stock Plan") under the recognition and measurement principles of the Financial Accounting Standards Board's ("FASB") accounting codification (see **Note 19, Employee Benefits**).

(v) Loss Per Share ("EPS")

SWS provides a presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income by weighted average common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if contracts to issue common stock were exercised. Unvested share-based payment awards that contain non-forfeiture rights to dividends or dividend equivalents (paid or unpaid) are treated as participating securities and are factored into the calculation of basic and diluted EPS, except in periods with a net loss, when they are excluded. See **Note 22, Loss Per Share** for additional detail regarding the Company's calculation of EPS.

(w) Other Comprehensive Income (Loss)

Net holding gains and losses represent the unrealized holding gains and losses on securities available for sale. See **Note 9, Securities Available for Sale**.

For the interest rate swaps that are designated and qualify as part of a cash flow hedging relationship, changes in the fair value are recognized in accumulated other comprehensive income to the extent the derivative is effective at offsetting the changes in cash flows being hedged until the hedged item affects earnings. The effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing hedge ineffectiveness and changes in fair value of the derivative instruments not designated in a cash flow hedging relationship are recognized in other revenue on the Consolidated Statements of Comprehensive Loss.

See **Note 11, Interest Rate Swaps**.

(x) Fair Value of Financial Instruments

Fair value accounting establishes a framework for measuring fair value. Under fair value accounting, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date in the principal market in which the reporting entity transacts. Further, fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, fair value accounting establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard describes three levels of inputs that may be used to measure fair value:

- *Level 1* — Quoted prices in an active market for identical assets or liabilities. The Company values the following assets and liabilities utilizing Level 1 inputs: (1) the Company's investment in government guaranteed bonds purchased under the Temporary Liquidity Guarantee Program ("TLGP"); (2) certain inventories held in the Company's securities owned and securities sold, not yet purchased portfolio; (3) the Company's investment in U.S. Home Systems, Inc.'s ("USHS") common stock and (4) the Company's deferred compensation plan's investment in Westwood Holdings Group, Inc.'s ("Westwood") common stock. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available.

- *Level 2* — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company values the following assets and liabilities utilizing Level 2 inputs: (1) the Bank's loans measured at fair value; (2) the Bank's investment in interest rate swaps; (3) certain inventories held in the Company's securities owned and securities sold, not yet purchased portfolio; and (4) securities in the available for sale portfolio. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying observable market assumptions.

- *Level 3* — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. The Company values the following assets and liabilities utilizing Level 3 inputs: (1) certain inventories held in the Company's securities owned portfolio and (2) the warrants. These financial instruments have significant inputs that cannot be validated by readily determinable market data and generally involve considerable judgment by management.

The following is a description of the valuation methodologies used for instruments measured at fair value on recurring and non-recurring bases and recognized in the Consolidated Statements of Financial Condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Recurring Fair Value Measurements

Assets Segregated for Regulatory Purposes. Because quoted market prices are available in an active market, these securities are classified within Level 1 of the valuation hierarchy. These securities consist of government bonds purchased under the TLGP.

Loans measured at fair value. The fair value of loans for which the fair value option has been elected is calculated based on the present value of expected future discounted cash flows using market interest rates currently being offered for loans with similar terms to borrowers with comparable credit risk. These loans are classified within Level 2 of the valuation hierarchy.

Securities Owned and Securities Sold, Not Yet Purchased Portfolio. Securities classified as Level 1 securities primarily consist of financial instruments whose value is based on quoted market prices such as corporate equity securities and U.S. government and government agency obligations, primarily U.S. treasury securities.

Securities classified as Level 2 securities include financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Securities in this category include corporate obligations, U.S. government and government agency obligations and municipal obligations.

Securities classified as Level 3 securities are securities whose fair value is estimated based on internally developed models or methodologies, including discounted cash flow, utilizing significant inputs that are generally less readily observable. The models and methodologies consider the quality of the underlying loans, any related secondary market activity and expectations regarding future interest rate movements. Included in this category are certain corporate equity securities, corporate bonds and municipal auction rate securities.

At June 29, 2012, the Company held one municipal auction rate bond with a par amount of $21,950,000 that was classified as a Level 3 security. As a result of a trade in a similar security at a value less than par and related market conditions in the first quarter of fiscal 2013, the Company determined that this security should be written down to 92.5% of par. The result was a $702,000 write down in the first quarter of fiscal 2013. During fiscal 2013, we sold this security with no gain or loss recognized on the transaction.

Securities Available for Sale. Because quoted market prices are available in an active market, the Company's investment in USHS's common stock and the Company's deferred compensation plan's investment in Westwood's common stock are classified within Level 1 of the valuation hierarchy. The Company's investments in U.S. government and government agency and municipal obligations held by the Bank as available for sale are valued in a similar manner to the Company's Level 2 securities owned and securities sold, not yet purchased portfolio, noted below.

Interest Rate Swaps. The fair value of interest rate swaps is determined using an income approach incorporating various assumptions, including the term of the swap, the notional amount of the swap, discount rates interpolated based on relevant swap curves, the rate on the fixed leg of the swap and a credit value adjustment for counterparty non-performance. The approach also takes into consideration the potential impact of collateralization and netting agreements. Because substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace, the intrest rate swaps are classified within Level 2 of the valuation hierarchy.

Warrants. The warrants held by Hilltop and Oak Hill are valued using a binomial model which forecasts the Company's potential stock price at certain points in time between the valuation date and expiration date of the warrants. In addition to the Company's stock price, variables in the model include the risk free rate of return, dividend yield, time to maturity and volatility of the Company's stock price. The warrants are classified within Level 3 of the valuation hierarchy.

Substantially all of SWS's brokerage assets and liabilities are carried at market value or at amounts which, because of their short-term nature, approximate current fair value.

Non-recurring Fair Value Measurements

Impaired loans held for investment. Certain impaired loans are reported at fair value through the recognition of a specific valuation allowance or a partial principal charge-off. The fair value of an impaired loan is primarily determined based on the present value of the loan's expected future cash flows discounted at the loan's original effective rate or the fair value of collateral if the loan is collateral-dependent. If the fair value of collateral is used to measure impairment of a collateral-dependent loan and repayment is dependent on the sale of the collateral, the fair value is adjusted to incorporate estimated costs to sell the collateral. Impaired loans that are collateral-dependent are primarily measured for impairment using the fair value of the collateral as determined by third party appraisals using the income approach, recent comparable sales data or a combination thereof. In certain instances it is necessary for management to adjust the appraised value, less estimated costs to sell the collateral, to reflect changes in fair value occurring subsequent to the appraisal date. Therefore, impaired loans reported at fair value in the Consolidated Statements of Financial Condition are classified as Level 3 in the fair value hierarchy.

REO and other repossessed assets. See **Note 1(n),** ***Real Estate Owned ("REO") and Other Repossessed Assets*** for discussion of the valuation of these assets. REO and other repossessed assets are valued using Level 3 valuation methodologies as the inputs utilized to determine fair value require significant judgment and estimation.

Other Fair Value Disclosures
The following is a description of the valuation methodologies used for financial instruments not measured at fair value in the Consolidated Statements of Financial Condition, but for which fair value is required to be disclosed in accordance with ASC 820, "Fair Value Measurements and Disclosure". See **Note 26, Fair Value of Financial Instruments** for additional information, including the hierarchy levels for these financial instruments.

Securities held to maturity. Fair values of securities held to maturity are based on the Company's fair value policies regarding U.S. government and government agency obligations discussed above under – **Recurring Fair Value Measurements –** ***Securities Owned and Securities Sold, Not Yet Purchased portfolio.***

Loans. Fair values of loans receivable, including purchased mortgage loans held for investment, are estimated for portfolios of loans with similar characteristics. Loans are segregated by type, such as real estate, commercial and consumer, which are further segregated into fixed and adjustable rate interest terms. The fair value of loans receivable is calculated by discounting expected future cash flows through the estimated maturity using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics.

Servicing assets. See **Note 1(q),** ***Servicing Assets*** for discussion of the valuation of these assets.

Deposits. The fair value of deposits with no stated maturity, such as interest-bearing checking accounts, passbook savings accounts and advance payments from borrowers for taxes and insurance, is based on current market rates for deposits payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Advances from FHLB. The fair value of advances from FHLB is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for borrowings of similar remaining maturities.

Long-term debt. The fair value of long-term debt is estimated using a discounted cash flow model with assumptions regarding the factors a market participant would consider in valuing the liability, including credit and liquidity risk.

(y) Accounting Pronouncements
The FASB and the SEC have recently issued the following statements and interpretations, which are applicable to SWS. Any other new accounting pronouncements not specifically identified in our disclosures are not applicable to SWS.

ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11") as updated by ASU 2013-01, "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities." In December 2011, the FASB issued ASU 2011-11 which requires entities to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. The purpose of ASU 2011-11 is to facilitate comparison between entities that prepare their financial statements on a GAAP basis and entities that prepare their financial statements on the basis of International Financial Reporting Standards ("IFRS"). ASU 2011-11 applies to derivatives, sale and repurchase agreements and reverse sale and repurchase agreements and securities borrowing and lending arrangements. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods, the Company's first quarter of fiscal 2014. The Company does not expect ASU 2011-11 to have a material impact on its financial statements and processes.

2. ASSETS SEGREGATED FOR REGULATORY PURPOSES
At June 30, 2013, SWS held cash of approximately $164,737,000 segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Exchange Act. SWS had no reserve deposits in special reserve bank accounts for the Proprietary Accounts of Introducing Brokers (the "PAIB") at June 30, 2013.

At June 29, 2012, SWS held TLGP bonds with a fair value of $10,114,000 and cash of approximately $166,185,000 segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Exchange Act. SWS had no reserve deposits in special reserve bank accounts for the PAIB at June 29, 2012.

3. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

At June 30, 2013 and June 29, 2012, SWS had receivable from and payable to brokers, dealers and clearing organizations related to the following (in thousands):

	2013	2012
Receivable:		
Securities failed to deliver	$ 9,708	$ 23,220
Securities borrowed	1,546,376	1,320,274
Correspondent broker/dealers	45,435	41,941
Clearing organizations	25,285	18,705
Other	71,670	21,557
	$ 1,698,474	$ 1,425,697
Payable:		
Securities failed to receive	$ 39,024	$ 28,879
Securities loaned	1,471,319	1,289,198
Correspondent broker/dealers	16,352	10,753
Other	6,276	20,540
	$ 1,532,971	$ 1,349,370

Securities failed to deliver and receive represent the contractual value of securities that have not been delivered or received subsequent to settlement date. Securities borrowed and loaned represent deposits made to or received from other broker/dealers relating to these transactions. These deposits approximate the market value of the underlying securities.

SWS clears securities transactions for correspondent broker/dealers. Proprietary settled securities and related transactions for these correspondents are included in the receivable from and payable to brokers, dealers and clearing organizations.

SWS participates in the securities borrowing and lending business by borrowing and lending securities other than those of its clients. SWS obtains or releases collateral as prices of the underlying securities fluctuate. At June 30, 2013, SWS had collateral of $1,546,376,000 under securities lending agreements, of which SWS had repledged $1,452,911,000. At June 29, 2012, SWS had collateral of $1,320,024,000 under securities lending agreements, of which SWS had repledged $1,250,328,000.

4. RECEIVABLE FROM AND PAYABLE TO CLIENTS

Receivable from and payable to clients include amounts due on cash and margin transactions. Included in these amounts are receivable from and payable to noncustomers (as defined by Rule 15c3-3 of the Exchange Act, principally officers, directors and related accounts), which aggregated approximately $766,000 and $10,000, respectively, at June 30, 2013 and $359,000 and $1,371,000, respectively, at June 29, 2012. Securities owned by customers and noncustomers that collateralize the receivable are not reflected in the accompanying consolidated financial statements.

SWS pays interest on certain customer "free credit" balances available for reinvestment. The aggregate balance of such funds was approximately $304,016,000 and $308,669,000 at June 30, 2013 and June 29, 2012, respectively. At June 30, 2013 and during fiscal year 2013, the weighted average interest rate and the interest rate paid on these balances was 0.02%. During fiscal 2012, the interest rates paid on these balances ranged from 0.02% to 0.05%, with a weighted average interest rate paid of 0.04%.

SWS maintains an allowance for doubtful accounts which represents amounts, that in the judgment of management, are necessary to adequately absorb losses from known and inherent risks in receivables from customers. Provisions made to this allowance are charged to operations and are included in other expense in the Consolidated Statements of Comprehensive Loss. At June 30, 2013 and June 29, 2012, all unsecured customer receivables are provided for in this allowance. The allowance was $168,000 and $117,000 at June 30, 2013 and June 29, 2012, respectively.

5. LOANS AND ALLOWANCE FOR PROBABLE LOAN LOSSES

The Bank grants loans to customers primarily within Texas and New Mexico. Although the Bank has a diversified loan portfolio, a substantial portion of its portfolio is dependent upon the general economic conditions of Texas and New Mexico.

Loans receivable at June 30, 2013 and 2012 are summarized as follows and include unamortized discounts and premiums and deferred loan fees and costs of $997,000 and $1,094,000 at June 30, 2013 and 2012, respectively (in thousands):

	2013	2012
Loans measured at fair value:		
Commercial real estate	$ 2,662	$ —
Multifamily	11,095	—
	13,757	—
Other loans receivable:		
Residential construction	1,367	3,954
Lot and land development	8,988	18,431
1-4 family	233,947	383,167
Commercial real estate	213,452	326,997
Multifamily	88,738	20,110
Commercial loans	58,718	101,440
Consumer loans	1,959	1,943
	607,169	856,042
	620,926	856,042
Allowance for probable loan losses	(12,343)	(22,402)
	$ 608,583	$ 833,640

At June 30, 2013 and 2012, the 1-4 family loans included $174,037,000 and $294,341,000, respectively, of purchased mortgage loans held for investment. The loans, which are subject to policies and procedures governing credit underwriting standards and funding requirements, consisted of participations and sub-participations in newly originated residential loans from various mortgage bankers nationwide purchased at par.

The analysis of the allowance for loan losses for fiscal years 2013, 2012 and 2011 and the recorded investment in loans receivable at June 30, 2013 and June 30, 2012 were as follows (in thousands):

June 30, 2013	Residential Construction	Lot and Land Development	1-4 Family	Commercial Real Estate	Multifamly	Commercial	Consumer	Total
Allowance for credit losses:								
Balance at beginning of period	$ 350	$ 1,310	$ 3,235	$ 10,628	$ 2,866	$ 4,004	$ 9	$ 22,402
Charge-offs	—	(182)	(524)	(2,131)	—	(1,659)	—	(4,496)
Recoveries	194	215	97	230	1,000	409	10	2,155
Net charge-offs	194	33	(427)	(1,901)	1,000	(1,250)	10	(2,341)
Provision (recapture) charged to operations	(495)	(969)	(1,280)	(5,437)	(299)	776	(14)	(7,718)
Balance at end of period	$ 49	$ 374	$ 1,528	$ 3,290	$ 3,567	$ 3,530	$ 5	$ 12,343
Ending balance: individually evaluated for impairment	$ 23	$ 233	$ 178	$ 105	$ —	$ 2,090	$ —	$ 2,629
Ending balance: collectively evaluated for impairment	$ 26	$ 141	$ 1,350	$ 3,185	$ 3,567	$ 1,440	$ 5	$ 9,714
Financing receivables:								
Balance at end of period	$ 1,367	$ 8,988	$ 233,947	$ 213,452	$ 88,738	$ 58,718	$ 1,959	$ 607,169
Ending balance: individually evaluated for impairment	$ 605	$ 2,428	$ 9,361	$ 12,271	$ —	$ 7,467	$ —	$ 32,132
Ending balance: collectively evaluated for impairment	$ 762	$ 6,560	$ 224,586	$ 201,181	$ 88,738	$ 51,251	$ 1,959	$ 575,037

June 30, 2012	Residential Construction	Lot and Land Development	1-4 Family	Commercial Real Estate	Multifamly	Commercial	Consumer	Total
Allowance for credit losses:								
Balance at beginning of period	$ 531	$ 3,168	$ 6,107	$ 28,306	$ 871	$ 5,417	$ 33	$ 44,433
Charge-offs	(1,513)	(2,588)	(2,804)	(7,505)	(6,954)	(4,260)	(11)	(25,635)
Recoveries	158	209	179	383	—	199	1	1,129
Net charge-offs	(1,355)	(2,379)	(2,625)	(7,122)	(6,954)	(4,061)	(10)	(24,506)
Provision charged to operations	1,174	521	(247)	(10,556)	8,949	2,648	(14)	2,475
Balance at end of period	$ 350	$ 1,310	$ 3,235	$ 10,628	$ 2,866	$ 4,004	$ 9	$ 22,402
Ending balance: individually evaluated for impairment	$ —	$ 92	$ 120	$ 1,736	$ —	$ 495	$ 1	$ 2,444
Ending balance: collectively evaluated for impairment	$ 350	$ 1,218	$ 3,115	$ 8,892	$ 2,866	$ 3,509	$ 8	$ 19,958
Financing receivables:								
Balance at end of period	$ 3,954	$ 18,431	$ 383,167	$ 326,997	$ 20,110	$ 101,440	$ 1,943	$ 856,042
Ending balance: individually evaluated for impairment	$ 648	$ 3,655	$ 19,760	$ 24,060	$ —	$ 2,921	$ 3	$ 51,047
Ending balance: collectively evaluated for impairment	$ 3,306	$ 14,776	$ 363,407	$ 302,937	$ 20,110	$ 98,519	$ 1,940	$ 804,995

	June 30, 2011							
	Residential Construction	Lot and Land Development	1-4 Family	Commercial Real Estate	Multifamly	Commercial	Consumer	Total
Allowance for credit losses:								
Balance at beginning of period	$ —	$ 4,808	$ 3,542	$ 19,733	$ 812	$ 2,853	$ 31	$ 31,779
Charge-offs	(2,000)	(5,510)	(4,956)	(26,505)	(812)	(2,562)	(1)	(42,346)
Recoveries	238	194	133	35	—	70	1	671
Net charge-offs	(1,762)	(5,316)	(4,823)	(26,470)	(812)	(2,492)	—	(41,675)
Provision charged to operations	2,293	3,676	7,388	35,043	871	5,056	2	54,329
Balance at end of period	$ 531	$ 3,168	$ 6,107	$ 28,306	$ 871	$ 5,417	$ 33	$ 44,433
Ending balance: individually evaluated for impairment	$ 2	$ 23	$ 381	$ 2,322	$ —	$ 425	$ —	$ 3,153
Ending balance: collectively evaluated for impairment	$ 529	$ 3,145	$ 5,726	$ 25,984	$ 871	$ 4,992	$ 33	$ 41,280
Financing receivables:								
Balance at end of period	$ 33,296	$ 59,990	$ 217,038	$ 443,814	$ 60,813	$ 173,195	$ 3,055	$ 991,201
Ending balance: individually evaluated for impairment	$ 5,029	$ 19,530	$ 5,774	$ 28,593	$ 14,493	$ 4,615	$ 21	$ 78,055
Ending balance: collectively evaluated for impairment	$ 28,267	$ 40,460	$ 211,264	$ 415,221	$ 46,320	$ 168,580	$ 3,034	$ 913,146

For fiscal 2011, total charge-offs for loans include charge-offs for the loans reclassified to loans held for sale of $17,399,000.

As of June 30, 2013 and 2012, the ratio of loan loss allowance to ending loan balance, excluding purchased mortgage loans held for investment and loans measured at fair value, was 2.85% and 3.99%, respectively. There was no loan loss allowance for purchased mortgage loans held for investment because they are held on average for 25 days or less, which substantially reduces credit risk.

Loans receivable on non-accrual status as of June 30, 2013 and June 30, 2012 were as follows (in thousands):

	June 30, 2013	June 30, 2012
Residential construction	$ 601	$ 648
Lot and land development	2,418	2,965
1-4 family	7,792	18,443
Commercial real estate	7,611	12,175
Commercial loans	4,024	3,120
Consumer loans	—	3
	$ 22,446	$ 37,354

Loans are classified as non-performing when they are 90 days or more past due as to principal or interest or when reasonable doubt exists as to timely collectibility. The Bank uses a standardized review process to determine which loans should be placed on non-accrual status. At the time a loan is placed on non-accrual status, previously accrued and uncollected interest is reversed against interest income. Interest income on non-accrual loans is subsequently recognized to the extent cash payments are received for loans where full collection is likely. For loans where full collection is not likely, interest payments are applied to the outstanding principal and income is only recognized if full payment is made. The average recorded investment in non-accrual loans at June 30, 2013 and June 30, 2012 was approximately $25,516,000 and $51,663,000, respectively. For fiscal years 2013, 2012 and 2011, interest income recorded on non-accrual loans prior to being placed on non-accrual status totaled approximately $266,000, $1,186,000 and $1,218,000, respectively.

The following tables highlight the Bank's recorded investment and unpaid principal balance for impaired loans by type as well as the related allowance, average recorded investment and interest income recognized as of June 30, 2013 and June 30, 2012 (in thousands):

	Recorded Investment [1]	Unpaid Principal Balance [1]	Related Allowance	Average Recorded Investment [2]	Interest Income Recognized [3]
June 30, 2013					
With no related allowance recorded:					
Residential construction	$ 383	$ 471	$ —	$ 438	$ —
Lot and land development	102	324	—	807	—
1-4 family	5,818	7,712	—	7,674	17
Commercial real estate	9,006	12,239	—	7,785	167
Commercial loans	4,430	5,092	—	1,582	26
	19,739	25,838	—	18,286	210
June 30, 2013					
With an allowance recorded:					
Residential construction	$ 222	$ 283	$ 23	$ 191	$ —
Lot and land development	2,326	2,543	233	1,879	—
1-4 family	3,543	3,870	178	6,398	67
Commercial real estate	3,265	4,188	105	10,048	15
Commercial loans	3,037	3,032	2,090	2,288	129
	12,393	13,916	2,629	20,804	211

	Recorded Investment [1]	Unpaid Principal Balance [1]	Related Allowance	Average Recorded Investment [2]	Interest Income Recognized [3]
June 30, 2013					
Total					
Residential construction	$ 605	$ 754	$ 23	$ 629	$ —
Lot and land development	2,428	2,867	233	2,686	—
1-4 family	9,361	11,582	178	14,072	84
Commercial real estate	12,271	16,427	105	17,833	182
Commercial loans	7,467	8,124	2,090	3,870	155
	$ 32,132	$ 39,754	$ 2,629	$ 39,090	$ 421
June 30, 2012					
With no related allowance recorded:					
Residential construction	$ 648	$ 648	$ —	$ 2,525	$ —
Lot and land development	2,964	3,408	—	6,514	32
1-4 family	17,938	20,387	—	8,540	89
Commercial real estate	10,715	13,662	—	14,308	127
Multifamily	—	—	—	6,659	—
Commercial loans	1,738	2,361	—	4,157	5
Consumer loans	2	9	—	30	—
	34,005	40,475	—	42,733	253
June 30, 2012					
With an allowance recorded:					
Residential construction	$ —	$ —	$ —	$ 1,473	$ —
Lot and land development	691	700	92	1,084	33
1-4 family	1,822	1,843	120	1,866	7
Commercial real estate	13,345	13,345	1,736	24,174	490
Multifamily	—	—	—	4,831	—
Commercial loans	1,183	1,183	495	1,047	7
Consumer loans	1	1	1	—	—
	17,042	17,072	2,444	34,475	537
June 30, 2012					
Total					
Residential construction	$ 648	$ 648	$ —	$ 3,998	$ —
Lot and land development	3,655	4,108	92	7,598	65
1-4 family	19,760	22,230	120	10,406	96
Commercial real estate	24,060	27,007	1,736	38,482	617
Multifamily	—	—	—	11,490	—
Commercial loans	2,921	3,544	495	5,204	12
Consumer loans	3	10	1	30	—
	$ 51,047	$ 57,547	$ 2,444	$ 77,208	$ 790

(1) The difference between the unpaid principal balance and the recorded investment of impaired loans with no related allowance recorded is primarily comprised of partial charge-offs that were previously recognized.
(2) Represents the average recorded investment for the fiscal years ended June 30, and 2013 and 2012, respectively.
(3) Represents interest income recognized on impaired loans for the fiscal years ended June 30, and 2013 and 2012, respectively.

The Bank prepares a criticized and classified loan report that it uses to assist in calculating an adequate allowance for loan losses. The following tables summarize this report and highlight the overall quality of the Bank's financing receivables as of June 30, 2013 and June 30, 2012 (in thousands):

	Pass	Special Mention[1]	Substandard[2]	Total
June 30, 2013				
Loans measured at fair value:				
Commercial real estate	$ 2,662	—	—	$ 2,662
Multifamily	11,095	—	—	11,095
	13,757	—	—	13,757
Other loans receivable:				
Residential construction	766	—	601	1,367
Lot and land development	5,605	—	3,383	8,988
1-4 family	225,434	234	8,279	233,947
Commercial real estate	171,085	7,631	34,736	213,452
Multifamily	88,046	—	692	88,738
Commercial loans	47,680	1,324	9,714	58,718
Consumer loans	1,959	—	—	1,959
	540,575	9,189	57,405	607,169
	$ 554,332	$ 9,189	$ 57,405	$ 620,926

	Pass	Special Mention[1]	Substandard[2]	Total
June 30, 2012				
Residential construction	$ 3,306	$ —	$ 648	$ 3,954
Lot and land development	11,511	1,131	5,789	18,431
1-4 family	359,041	1,634	22,492	383,167
Commercial real estate	268,931	15,372	42,694	326,997
Multifamily	18,220	1,176	714	20,110
Commercial loans	93,626	1,729	6,085	101,440
Consumer loans	1,940	—	3	1,943
	$ 756,575	$ 21,042	$ 78,425	$ 856,042

(1) These loans are currently protected by the current sound worth and paying capacity of the obligor, but have a potential weakness that would create a higher credit risk.

(2) These loans exhibit well-defined weaknesses that could jeopardize the ultimate collection of all or part of the debt. Substandard loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Loss potential, while existing in the aggregate for substandard assets, does not have to exist in individual assets classified as "Substandard."

The following tables highlight the age of the Bank's past due financing receivables as of June 30, 2013 and 2012 (in thousands):

	30-59 Days Past Due	60-89 Days Past Due	90 Days and Greater Past Due	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 Days and Accruing
June 30, 2013							
Loans measured at fair value:							
Commercial real estate	$ —	$ —	$ —	$ —	$ 2,662	$ 2,662	$ —
Multifamily	—	—	—	—	11,095	11,095	—
	—	—	—	—	13,757	13,757	—
Other loans receivable:							
Residential construction	—	—	—	—	1,367	1,367	—
Lot and land development	173	370	80	623	8,365	8,988	—
1-4 family	914	234	2,816	3,964	229,983	233,947	—
Commercial real estate	1,396	1,153	4,826	7,375	206,077	213,452	—
Multifamily	692	—	—	692	88,046	88,738	—
Commercial loans	750	3,812	135	4,697	54,021	58,718	—
Consumer loans	—	—	—	—	1,959	1,959	—
	3,925	5,569	7,857	17,351	589,818	607,169	—
	$ 3,925	$ 5,569	$ 7,857	$ 17,351	$ 603,575	$ 620,926	$ —

	30-59 Days Past Due	60-89 Days Past Due	90 Days and Greater Past Due	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 Days and Accruing
June 30, 2012							
Residential construction	$ —	$ —	$ 648	$ 648	$ 3,306	$ 3,954	$ —
Lot and land development	121	218	2,183	2,522	15,909	18,431	—
1-4 family	918	1,991	3,205	6,114	377,053	383,167	—
Commercial real estate	5,016	1,517	3,916	10,449	316,548	326,997	—
Multifamily	—	—	—	—	20,110	20,110	—
Commercial loans	1,306	926	498	2,730	98,710	101,440	—
Consumer loans	2	—	1	3	1,940	1,943	—
	$ 7,363	$ 4,652	$ 10,451	$ 22,466	$ 833,576	$ 856,042	$ —

In certain circumstances, the Bank modifies the terms of its loans to a troubled borrower. Modifications may include extending the maturity date, reducing the stated interest rate, rescheduling future cash flows or some combination thereof. The Bank accounts for the modification as a TDR.

Loans that have been modified in a TDR continue to be considered restructured until paid in full. These loans, including loans restructured in the prior 12 months that defaulted during the period, are individually evaluated for impairment taking into consideration payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. A specific allowance for an impaired loan that has been modified in a TDR is established when the loan's fair value is lower than its recorded investment. In addition, the historical loss rates of loans modified in TDR's, by portfolio segment, are factored into the formula utilized to determine the general allowance for probable loan losses.

The table below presents the recorded investment in loans modified in TDRs as of June 30, 2013 and 2012 (in thousands):

	June 30, 2013	June 30, 2012
Residential construction	$ 605	$ —
Lot and land development	4,927	1,902
1-4 family	7,690	14,364
Commercial real estate	4,574	1,450
Commercial	497	411
	$ 18,293	$ 18,127

The allowance for loan losses associated with loans modified in TDRs as of June 30, 2013 and 2012, was $447,000 and $168,000, respectively. The recorded investment includes $6,685,000 and $3,102,000 of loans on accrual status as of June 30, 2013 and 2012, respectively. Loans modified in TDRs are placed on accrual status when a reasonable period of payment performance by the borrower demonstrates the ability and capacity to meet the restructured terms.

The following table summarizes the financial effects of loan modifications accounted for as TDR's that occurred during fiscal 2013 and 2012 (dollars in thousands):

	June 30, 2013			June 30, 2012		
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment[1]	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment[1]
Residential construction	4	$ 648	$ 648	—	$ —	$ —
Lot and land development	8	4,331	4,331	3	867	845
1-4 family	11	1,927	1,906	22	15,442	14,741
Commercial real estate	5	3,232	3,227	3	1,802	1,750
Commercial	2	259	259	7	5,227	5,227
	30	$ 10,397	$ 10,371	35	$ 23,338	$ 22,563

(1) Post-modification balances include direct charge-offs recorded at the time of modification.

The table below summarizes the type of loan modifications made and the post modification outstanding recorded investment for TDR's during fiscal 2013 and 2012 (in thousands):

Type of Modification	Amount of TDR Loan Modifications June 30, 2013	June 30, 2012
Maturity date extension	$ 1,475	$ 2,098
Reduction of the stated interest rate	60	—
Rescheduled future cash flows	983	4,420
Combination of maturity date extension and rescheduling of future cash flows	4,942	5,147
Combination of maturity date extension and reduction of the stated interest rate	706	2,775
Combination of maturity date extension, reduction of the stated interest rate, and rescheduling of future cash flows	2,013	8,123
Combination of reduction of the stated interest rate and rescheduling of future cash flows	192	—
	$ 10,371	$ 22,563

Loan modifications accounted for as TDR's within the previous 12 months that subsequently defaulted (a payment default is defined as a loan 60 days or more past due) during fiscal 2013 and 2012 are summarized in the following table (dollars in thousands):

	June 30, 2013		June 30, 2012	
	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment
1-4 family	1	$ 1,799	1	$ 1,564
Commercial	2	839	1	46
	3	$ 2,638	2	$ 1,610

The Bank has elected to measure certain loans at fair value. See discussion in **Note 1 (x), *Fair Value of Financial Instruments* and Note 1 (g), *Loans and Allowance for Loan Losses***. The Bank recognized interest income on loans measured at fair value separately from other changes in fair value. As of June 30, 2013, there were no loans measured at fair value on non-accrual status or 90 days or more past due and still accruing.

The following tables summarize the amortized cost, gross unrealized losses and the fair value of loans measured at fair value at June 30, 2013 for the Bank (in thousands):

	Amortized Cost	Gross Unrealized Losses (*)	Fair Value
Commercial real estate	$ 2,787	$ (125)	$ 2,662
Multifamily	11,115	(20)	11,095
	$ 13,902	$ (145)	$ 13,757

(*) Unrealized losses are recorded in other revenues on the Consolidated Statements of Comprehensive Loss.

6. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased at June 30, 2013 and June 29, 2012 consisted of the following (in thousands):

	2013	2012
Securities owned:		
Corporate equity securities	$ 1,520	$ 1,312
Municipal obligations	30,116	117,868
U.S. government and government agency obligations	41,529	41,329
Corporate obligations	127,899	59,092
Other	8,569	11,550
	$ 209,633	$ 231,151
Securities sold, not yet purchased:		
Municipal obligations	$ 10	$ —
U.S. government and government agency obligations	54,086	30,462
Corporate obligations	80,639	39,348
Other	—	345
	$ 134,735	$ 70,155

Securities owned and securities sold, not yet purchased are carried at fair value. See additional discussion in **Note 1 (x),** ***Fair Value of Financial Instruments***.

Some of these securities were pledged to secure short-term borrowings (see **Note 13, Short-Term Borrowings**) and as security deposits at clearing organizations for the Company's clearing business. At June 30, 2013 and June 29, 2012, securities pledged as security deposits at clearing organizations were $3,000,000 and $1,850,000, respectively.

7. SECURITIES HELD TO MATURITY

Securities held to maturity consist of the following (in thousands):

	June 30, 2013	June 30, 2012
Government National Mortgage Association ("GNMA") Securities	$ 17,423	$ 25,904

In March 2011, the Bank purchased GNMA securities at a cost of $35,525,000, including a premium of $525,000. The premium is amortized over the period from the date of purchase to the stated maturity date (15 years) of the GNMA securities using the interest method. These securities are classified as held to maturity and are accounted for at amortized cost. The weighted average yield on this investment is expected to be 2.4% and the weighted average maturity is expected to be 2.4 years.

The Bank recorded $117,000, $190,000 and $162,000 in amortization of the premiums during fiscal 2013, 2012 and 2011, respectively. During fiscal 2013, 2012 and 2011, the Bank received $9,019,000, $8,992,000 and $7,729,000 of principal and interest payments, respectively, recording $654,000, $910,000 and $1,140,000 in interest, respectively. In January 2011, the Bank sold $42,519,000 of GNMA securities purchased in fiscal 2010 for $42,579,000 yielding a gain of $60,000.

In addition, the Bank held municipal bonds from state and political subdivisions of which $6,269,000 of these securities were redeemed in fiscal 2011, resulting in a gain of $1,078,000. The Bank recorded amortization of the discount on these securities of $4,900 for fiscal 2011.

The amortized cost, estimated fair value and unrecognized holding gain of securities held to maturity at June 30, 2013, by contractual maturity date, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

	Securities Held to Maturity		
	Amortized Cost	Fair Value	Unrecognized Holding Gain
Due after ten years	$ 17,423	$ 17,965	$ 542

8. SECURITIES PURCHASED /SOLD UNDER AGREEMENTS TO RESELL/REPURCHASE

At June 30, 2013, SWS held reverse repurchase agreements totaling $51,996,000, collateralized by U.S. government and government agency obligations with a fair value of approximately $51,808,000. At June 29, 2012, SWS held reverse repurchase agreements totaling $25,186,000, collateralized by U.S. government and government agency obligations with a market value of approximately $25,036,000.

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Interest on these amounts is accrued and is included in the Consolidated Statements of Financial Condition in other liabilities. Securities sold under repurchase agreements at June 30, 2013 and June 29, 2012 were $37,012,000 and $27,465,000, respectively.

9. SECURITIES AVAILABLE FOR SALE

SWS Group owns shares of common stock of Westwood, which it classifies as securities available for sale. In addition to the shares of common stock owned by SWS Group, the Bank owns U.S. government and government agency and municipal obligations that are available for sale. The unrealized holding gains (losses), net of tax, related to these securities are recorded as a separate component of stockholders' equity on the Consolidated Statements of Financial Condition.

At June 29, 2012, SWS Group also owned shares of common stock of U.S. Home Systems, Inc. ("USHS"). On October 26, 2012, a special meeting of the stockholders of USHS was held requesting an affirmative vote of the stockholders to adopt a proposed acquisition agreement, among other proposals. USHS announced on October 29, 2012 that the acquisition agreement between USHS and The Home Depot, Inc. was approved and that, as a result, all outstanding shares of its common stock, including the shares of USHS common stock held by SWS, would be purchased for a price of $12.50 per share. SWS Group's shares of USHS common stock were purchased in November 2012 and as a result, the Company recognized a realized gain of $3,550,000 in net gains on principal transactions and a $2,308,000 ($3,550,000,net of tax) reclassification adjustment from accumulated other comprehensive income.

The following tables summarize the cost of equity securities, amortized cost of debt securities and market value of the investments at June 30, 2013 and June 29, 2012, and for the Bank at June 30, 2012, (dollars in thousands):

	Shares Held	Original/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Gross Realized Losses	Market Value
June 2013						
Westwood common stock	3,405	$ 7	$ 170	$ —	$ (31)	$ 146
Continuous unrealized loss less than 12 months:						
U.S. government and government agency obligations	N/A	479,970	138	(9,239)	—	470,869
Municipal obligations	N/A	29,289	—	(1,065)	—	28,224
Continuous unrealized loss for 12 months or greater:						
U.S. government and government agency obligations	N/A	4,127	—	(90)	—	4,037
		$ 513,393	$ 308	$ (10,394)	$ (31)	$ 503,276

	Shares Held	Original/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
June 2012					
USHS	357,154	$ 914	$ 2,711	$ —	$ 3,625
Westwood	4,216	7	150	—	157
U.S. government and government agency obligations	N/A	299,762	1,525	(216)	301,071
Municipal obligations	N/A	2,963	—	(27)	2,936
		$ 303,646	$ 4,386	$ (243)	$ 307,789

In fiscal 2013 and 2012, the Bank purchased U.S. government and government agency and municipal obligations securities at a cost of $319,836,000 and $384,730,000, including a net premium of $6,279,000 and $8,387,000, respectively. The premium is amortized over the period from the date of purchase to the stated maturity date (weighted average of 4.51 years at June 30, 2013 and 4.04 years at June 30, 2012) using the interest method.

During fiscal 2013 and 2012, the Bank recorded $1,868,000 and $744,000, respectively, in amortization of the premium and received $47,129,000 and $16,718,000, respectively, of principal and interest payments, recording $7,585,000 and $2,393,000, respectively, in interest income on these securities.

In fiscal 2013 and 2012, the Bank sold $25,788,000 and $66,936,000, respectively, of the U.S. government and government agency obligations, recognizing gains of $100,000 and $557,000, respectively, in other revenue on the Consolidated Statements of Comprehensive Loss and $65,000 ($100,000 net of tax) and $362,000 ($557,000 net of tax), repectively, reclassification adjustments from accumulated other comprehensive income.

During fiscal 2013, municipal obligations of $495,000 matured and the issuer redeemed $41,500,000 of U.S. government agency securities, purchased at a discount in fiscal 2012, at par, resulting in a gain of $20,000.

For the U.S. government and government agency obligations which were in a continuous unrealized loss position for 12 months or longer as of June 30, 2013, the Bank reviewed the circumstances of the loss position and determined that a permanent impairment was not necessary.

10. INVESTMENTS AND VARIABLE INTEREST ENTITIES

Investments.

SWS has interests in four investment partnerships that it accounts for under the equity method, which approximates fair value as described in **Note 1(x), *Fair Value of Financial Instruments***. One is a limited partnership venture capital fund in which SWS has invested $5,000,000. Based on a review of the fair value of this limited partnership interest, SWS determined that its share of the investments made by the limited partnership should be valued at $513,000 as of June 30, 2013 and $1,494,000 as of June 29, 2012. SWS recorded net losses on this investment for fiscal years 2013, 2012 and 2011 of $640,000, $620,000 and $180,000, respectively. In fiscal 2013, SWS received cash distributions of $341,000 from this investment. The limited partnership venture capital fund has entered into an agreement with the SBA for a self-liquidation plan.

Two investments are limited partnership equity funds to which the Bank has commitments of $3,000,000 and $2,000,000, respectively and are considered cost effective ways of meeting its obligations under the Community Reinvestment Act of 1977 ("CRA"). As of June 30, 2013 and 2012, the Bank's recorded investments in these partnerships were $3,782,000 and $5,300,000, respectively. During fiscal years 2013, 2012 and 2011, the Bank recorded net gains of $882,000, $1,192,000 and $389,000, respectively, related to these investments. During fiscal years 2013, 2012 and 2011, the Bank received cash distributions of $2,400,000, $517,000 and $306,000, respectively, from these investments.

On January 28, 2009, the Bank executed a loan agreement with one of the partnerships for $4,500,000. The loan was amended on November 16, 2009 to increase the note amount to $5,000,000. The loan was renewed on September 26, 2012 with a maturity date of January 2, 2013. At December 31, 2012, the loan was paid in full. On December 31, 2012, the Bank executed a new loan agreement with one of the partnerships for $5,000,000 with a maturity date of December 31, 2015. At June 30, 2013, the outstanding balance was $2,549,000. The loan bears interest at a rate of 4.25% per annum and interest is due monthly. The Bank earned approximately $166,000, $243,000 and $250,000 in interest income in fiscal years 2013, 2012 and 2011, respectively, on these loans.

In April 2012, the Bank acquired an interest in a private investment fund to obtain additional credit for its obligations under the CRA. The Bank has committed to invest $3,000,000 in the fund and to date has invested $180,000 in the fund and recorded net losses of $118,000 during fiscal 2013.

The Company's investments in and the Bank's loan to these funds may be limited by a portion of the Dodd-Frank Act called the Volcker Rule, which has proposed implementing regulations. Management will monitor the final rules implementing the Volcker Rule once they are published to determine what impact, if any, the final rules would have on the Company's investments and loan to these funds.

Variable Interest Entities.

VIE's include partnerships, limited liability companies, trusts, or other legal entities that do not have sufficient equity to finance their activities without additional subordinated financial support from other parties, or whose investors lack one of three characteristics associated with owning a controlling financial interest. Those characteristics are: (1) the direct or indirect ability to make decisions about an entity's activities through voting rights or similar rights; (2) the obligation to absorb the expected losses of an entity, if they occur and (3) the right to receive the expected residual returns of the entity, if they occur.

GAAP requires VIEs to be consolidated by the party that has both (1) the ability to direct the VIE's activities that most significantly impact the entity's economic performance and (2) who is exposed to a majority of the VIE's expected losses and/or residual returns (i.e., meets the definition of the primary beneficiary).

The loans to commercial borrowers noted in the table below meet the definition of a VIE because the legal entities have a total equity investment at risk that is not sufficient to permit the entity to finance its activities without additional subordinated financial support; however, the Company is not the primary beneficiary of the legal entities. The Company has customary lender's rights and remedies, as provided in the related promissory notes and loan agreements, but does not have the power to direct the activities of the legal entities that most significantly impact the borrowers' economic performance. In addition, the Company has not provided the borrowers with any form of support outside of the contractual loan obligations. Accordingly, the entities are not consolidated in the Company's financial statements.

The following table presents the carrying amount and maximum exposure to loss associated with the Company's variable interests in unconsolidated VIEs as of June 30, 2013 and 2012 (dollars in thousands):

	June 30, 2013			June 30, 2012		
	Number of VIEs	Carrying Amount of Assets	Maximum Exposure to Loss	Number of VIEs	Carrying Amount of Assets	Maximum Exposure to Loss
Loans to commercial borrowers	17	$ 10,639	$ 9,072	5	$ 2,766	$ 1,339

The carrying amount of the Company's recorded investment in these loans is included in loans, net of allowance for loan losses in the Consolidated Statements of Financial Condition. See additional discussion in **Note 5, Loans and Allowance for Probable Loan Losses** for information related to the loans modified in TDR's.

11. INTEREST RATE SWAPS

In fiscal 2013, the Bank entered into forward-start interest rate swaps to mitigate risk from its exposure to variability in interest payments on the Bank's variable rate deposits. The Bank's forward-start interest rate swaps exchange fixed for variable interest payments beginning at a pre-specified date in the future according to the terms of the swap agreements and are designated as cash flow hedges. As of June 30, 2013, the notional amount of interest rate swap agreements designated as cash flow hedging instruments was $100,000,000 with a fair value of $1,789,000 included in other assets on the Consolidated Statements of Financial Condition.

In addition, interest rate swaps are used by the Bank to manage interest rate risk on certain fixed rate loans funded with variable rate deposits which exposes the Bank to potential variability in its net interest margin. These fixed rate loans include terms matching the interest rate swaps and are recorded at fair value under the fair value option election. As of June 30, 2013, the notional amount of interest rate swaps outstanding related to fixed rate loan transactions was $13,902,000 with a fair value of $145,000 included in other assets on the Consolidated Statements of Financial Condition.

For fiscal year 2013, gains recognized in other revenue on the Consolidated Statements of Comprehensive Loss as a result of changes in fair value of the interest rate swaps were $145,000.

12. INTANGIBLE ASSETS

On March 22, 2006, the Company entered into an agreement with TD Ameritrade Holding Corporation, ("Ameritrade") to transfer Ameritrade's correspondent clearing clients to the Company. This transaction closed in July 2006. As a result of this transaction, the Company recorded a customer relationship intangible of $5,060,000. The intangible asset was amortized over a five year period at a rate based on the estimated future economic benefit of the customer relationships. This intangible asset was fully amortized in July 2011 and SWS recognized approximately $6,000 and $785,000 of amortization expense in fiscal years 2012 and 2011, respectively.

13. SHORT-TERM BORROWINGS

Brokerage.

Uncommitted lines of credit

Southwest Securities has credit arrangements with commercial banks, which include broker loan lines up to $375,000,000. These lines of credit are used primarily to finance securities owned, securities held for correspondent broker/dealer accounts, receivables in customers' margin accounts and underwriting activities. These lines may also be used to release pledged collateral against day loans. These credit arrangements are provided on an "as offered" basis and are not committed lines of credit. These arrangements can be terminated at any time by the lender. Any outstanding balance under these credit arrangements is due on demand and bears interest at rates indexed to the federal funds rate (0.07% at June 30, 2013 and 0.09% at June 29, 2012). The total amount of borrowings available under these lines of credit is reduced by the amount available under the options trading unsecured letter of credit, referenced below. At June 30, 2013, the amount outstanding under these secured arrangements was $86,500,000, which was collateralized by securities held for firm accounts valued at $120,568,000. At June 29, 2012, the amount outstanding under these secured arrangements was $22,500,000, which was collateralized by securities held for firm accounts valued at $80,125,000.

At June 30, 2013 and June 29, 2012, Southwest Securities had a $20,000,000 unsecured line of credit that is due on demand and bears interest at rates indexed to the federal funds rate. This credit arrangement is provided on an "as offered" basis and is not a committed line of credit. The total amount of borrowings available under this line of credit is reduced by the amount outstanding on the line and under any unsecured letters of credit at the time of borrowing. At June 30, 2012 and June 29, 2012, there were no amounts outstanding on this line. At June 30, 2013 and June 29, 2012, the total amount available for borrowing was $20,000,000.

Committed lines of credit

On January 28, 2011, Southwest Securities entered into an agreement with an unaffiliated bank for a $45,000,000 committed revolving credit facility. The commitment fee is 37.5 basis points per annum, and when drawn, the interest rate is equal to the federal funds rate plus 125 basis points. The agreement provides that Southwest Securities must maintain a tangible net worth of at least $150,000,000. The agreement was renewed on January 24, 2013 and has the same terms as the initial agreement. As of June 30, 2013 and June 29, 2012, there was $45,000,000 outstanding under the committed revolving credit facility. The secured borrowing was collateralized by securities with a value of $68,605,000 and $71,277,000 at June 30, 2013 and June 29, 2012, respectively.

Letters of credit

At both June 30, 2013 and June 29, 2012, SWS had an irrevocable letter of credit agreement pledged to support customer open options positions with an options clearing organization. Until drawn, the letter of credit bears interest at a rate of 0.5% per annum and is renewable semi-annually. If drawn, the letter of credit bears interest at a rate of 0.5% per annum plus a fee. At June 30, 2013 and June 29, 2012, the maximum amount available under this letter of credit agreement was $75,000,000. At June 30, 2013 and June 29, 2012, the Company had outstanding, undrawn letters of credit of $50,000,000 and $63,000,000, respectively, bearing interest at a rate of 0.5% per annum. The letter of credit was fully collateralized by marketable securities held in client and non-client margin accounts with a value of $71,035,000 and $86,107,000 at June 30, 2013 and June 29, 2012, respectively.

In addition to using customer securities to collateralize short-term borrowings, SWS also loans client securities as collateral in conjunction with SWS's securities lending activities. At June 30, 2013, approximately $329,013,000 of client securities under customer margin loans was available to be pledged, of which SWS had pledged $18,408,000 under securities loan agreements. At June 29, 2012, approximately $335,453,000 of client securities under customer margin loans was available to be pledged, of which SWS had pledged $38,870,000 under securities loan agreements.

Banking.
In the second quarter of fiscal 2010, the Bank entered into a secured line of credit agreement with the Federal Reserve Bank of Dallas. This line of credit is secured by the Bank's commercial loan portfolio. This line is due on demand and bears interest at a rate equal to the federal funds target rate plus 50 basis points. At June 30, 2013 and 2012, the total amount available under this line was $28,267,000 and $61,956,000, respectively. There was no amount outstanding at June 30, 2013 and 2012.

14. DEPOSITS

The Bank's deposits at June 30, 2013 and 2012 consisted of the following (dollars in thousands):

	2013		2012	
	Amount	Percent	Amount	Percent
Noninterest bearing demand accounts	$ 55,221	5.5 %	$ 55,403	5.2 %
Interest bearing demand accounts	7,723	0.8	8,862	0.8
Savings accounts	883,229	88.9	934,636	88.0
Limited access money market accounts	17,212	1.7	26,232	2.5
Certificates of deposit, less than $100,000	17,829	1.8	21,680	2.0
Certificates of deposit, $100,000 and greater	12,505	1.3	15,420	1.5
	$ 993,719	100.0 %	$ 1,062,233	100.0 %

The weighted average interest rate on the Bank's deposits was approximately 0.04% and 0.07% at June 30, 2013 and 2012, respectively.

At June 30, 2013, scheduled maturities of certificates of deposit were as follows (in thousands):

	1 Year or Less	>1 Year Through 2 year	>2 Year Through 3 Year	>3 Year Through 4 Year	Thereafter	Total
Certificates of deposit, less than $100,000	$ 12,678	$ 3,867	$ 854	$ 93	$ 337	$ 17,829
Certificates of deposit, $100,000 and greater	7,975	3,540	788	202	—	12,505
	$ 20,653	$ 7,407	$ 1,642	$ 295	$ 337	$ 30,334

The Bank is funded primarily by core deposits, with interest bearing savings accounts from Southwest Securities' customers making up a significant source of these deposits.

15. ADVANCES FROM THE FEDERAL HOME LOAN BANK

At June 30, 2013 and 2012, advances from the FHLB were due as follows (in thousands):

	2013	2012
Maturity:		
Due in one year	$ 15,486	$ 9,267
Due in two years	1,859	26,491
Due in five years	48,956	6,721
Due in seven years	12,809	4,850
Due in ten years	8,424	8,304
Due in twenty years	10,163	13,008
	97,697	68,641
Restructuring prepayment penalty	(132)	—
	$ 97,565	$ 68,641

The advances from the FHLB had interest rates ranging from less than 1% to 6% and were collateralized by approximately $181,000,000 in qualifying loans at June 30, 2013 (calculated at March 31, 2013). The weighted average interest rate was 2.7% at June 30, 2013. At June 30, 2012 (calculated at March 31, 2012), the advances from the FHLB had interest rates from 2% to 7% and were collateralized by approximately $382,000,000 in qualifying loans. The weighted average interest rate was 4.4% at June 30, 2012.

During fiscal 2013, the Bank restructured a portion of its fixed-rate FHLB advances with lower-cost FHLB advances. Upon restructuring, the Bank incurred a $166,000 prepayment penalty, which is being amortized using the effective interest method over the contractual term of the restructured advances. Amortization expense for the fiscal 2013 was $34,000.

At June 30, 2013, the Bank had net borrowing capacity with the FHLB of $83,194,000.

16. DEBT ISSUED WITH STOCK PURCHASE WARRANTS

On March 20, 2011, the Company entered into a Funding Agreement (the "Funding Agreement") with Hilltop and Oak Hill. On July 29, 2011, after receipt of stockholder and regulatory approval, the Company completed the following transactions contemplated by the Funding Agreement:

- entered into a $100,000,000, five year, unsecured loan from Hilltop and Oak Hill under the terms of a Credit Agreement;
- issued warrants to Hilltop and Oak Hill for the purchase of up to 17,391,304 shares of the Company's common stock; and
- granted Hilltop and Oak Hill certain rights, including certain registration rights, preemptive rights, and the right for each to appoint one person to the Company's Board of Directors for so long as each owns 9.9% or more of all of the outstanding shares of the Company's common stock or securities convertible into at least 9.9% of the Company's outstanding common stock.

On July 29, 2011, in connection with the loans made by Hilltop and Oak Hill under the Credit Agreement, the Company issued a warrant to Hilltop to purchase up to 8,695,652 shares of common stock (and in certain cases described below, shares of Non-Voting Perpetual Participating Preferred Stock, Series A (the "Series A Preferred Stock")) and warrants to Oak Hill to purchase up to 8,695,652 shares of common stock (and in certain cases described below, shares of Series A Preferred Stock). These warrants are exercisable for five years and have a fixed exercise price of $5.75 per share, subject to standard anti-dilution adjustments for extraordinary corporate transactions, such as stock splits, dividends and combinations, the issuance of stock purchase rights, debt or asset distributions (including cash), tender offers or exchange offers and entry into certain business combinations. In addition, the warrants have a weighted average anti-dilution adjustment in the event the Company's issues shares of common stock at less than 90% of the market price of the common stock on the date prior to the pricing of such shares. For each of Hilltop and Oak Hill, the warrants represent approximately 17% of the Company's common stock as of June 30, 2013 (assuming that each of Hilltop and Oak Hill exercises its Warrant in full).

The warrants provide that the Company would only issue shares of Series A Preferred Stock upon the exercise of warrants if it is necessary to prevent Hilltop or Oak Hill from owning or being deemed to own shares of the Company's common stock in excess of the "Ownership Limit" provided in the warrants. The "Ownership Limit" is 24.9% of any class of the securities of the Company or such level that Hilltop or Oak Hill reasonably determines would prevent them from being deemed to control the Company for purposes of the federal banking laws and regulations specified in the warrants. No shares of Series A Preferred Stock are issued or outstanding at June 30, 2013 and June 29, 2012. For additional discussion concerning the Series A Preferred Stock see the discussion in **Note 20, Preferred Stock**.

The warrants are recorded as a liability in the Consolidated Statements of Financial Condition at fair value. Initial and subsequent valuations of the warrants use a binomial valuation model. At initial valuation, July 29, 2011, the closing stock price was $5.45 per share yielding a fair value of $24,136,000. At June 30, 2013 and June 29, 2012, the closing stock prices used in the binomial valuation model were $5.45 and $5.33, respectively and the warrants were valued at $24,197,000 and $27,810,000, respectively. The change in fair value for fiscal year 2013 and 2012 of $3,613,000 and $(3,674,000), respectively, was reflected as an unrealized gain (loss) on warrants valuation on the Consolidated Statements of Comprehensive Loss. The warrants are classified as Level 3 in the fair value hierarchy as disclosed in **Note 26, Fair Value of Financial Instruments**.

The loan is recorded as a liability with an 8% interest rate, a five year term and an effective interest rate of 14.9%. At July 29, 2011, the discount on the loan was initially valued at $24,136,000 and is being accreted using the effective interest method. For fiscal year 2013 and 2012, the Company recorded $4,026,000 and $3,212,000, respectively, in accretion expense on the discount, resulting in a long-term debt balance of $83,102,000 and $79,076,000, respectively. For fiscal year 2013 and 2012, interest expense on the loan to Hilltop and Oak Hill was $8,000,000 and $7,355,000, respectively.

At July 29, 2011, legal and accounting fees, printing costs and other expenses associated with the loan and warrants totaled $2,459,000 and are being amortized on a straight-line method, which approximates the effective interest method, over the term of the loan. For fiscal year 2013 and 2012, interest expense charged to operations was $492,000 and $451,000, respectively.

The Company recorded total interest expense for this obligation for fiscal 2013 and 2012 on the Consolidated Statements of

Comprehensive Loss of $12,518,000 and $11,018,000, respectively.

The Credit Agreement contains customary covenants which require the Company to, among other things:

- maintain a tangible net worth at least equal to the sum of $275,000,000 and 20% of cumulative consolidated net income (as defined in the Credit Agreement) for each fiscal quarter for which consolidated net income is positive;
- maintain a minimum unrestricted cash balance (as defined in the Credit Agreement) of at least $4,000,000;
- maintain an excess net capital balance at Southwest Securities of at least $100,000,000 as of the end of each calendar month; and
- maintain a total risk-based capital ratio, Tier I risk-based capital ratio and leverage ratio for the Bank that ensures the Bank is considered well capitalized or is required by federal law or regulation or action or directive by the Federal Reserve Board.

In addition, the covenants limit the Company's and certain of the Company's subsidiaries' ability to, among other things:

- incur additional indebtedness;
- dispose of or acquire certain assets;
- pay dividends on the Company's capital stock;
- make investments, including acquisitions; and
- enter into transactions with affiliates.

There were no events of default in fiscal 2013.

Should the Company determine it needs additional debt at SWS Group, the Company would require regulatory approval and approval from Hilltop and Oak Hill.

17. INCOME TAXES

Income tax expense (benefit) for fiscal years 2013, 2012 and 2011 (effective rate of—400% in fiscal 2013, 20.4% in fiscal 2012 and 30.6% in fiscal 2011) differs from the amount that would otherwise have been calculated by applying the federal corporate tax rate (35% in fiscal years 2013, 2012 and 2011) to loss before income tax expense (benefit) and is comprised of the following (in thousands):

	2013	2012	2011
Income tax benefit at the statutory rate	$ (2,341)	$ (2,079)	$ (11,709)
Tax exempt interest	(998)	(872)	(892)
Tax exempt expense (income) from company-owned life insurance ("COLI")	(377)	74	(483)
State income taxes, net of federal tax benefit	(419)	284	272
Non-deductible meals and entertainment	195	189	160
Non-deductible compensation	1,017	1,234	1,050
Valuation allowance	29,998	28	844
Other, net	(320)	(69)	507
	$ 26,755	$ (1,211)	$ (10,251)

Income taxes as set forth in the Consolidated Statements of Comprehensive Loss consisted of the following components (in thousands):

	2013	2012	2011
Current			
Federal	$ (76)	$ (10,402)	$ (7,979)
State	(571)	140	921
	$ (647)	$ (10,262)	$ (7,058)
Deferred			
Federal	$ 27,159	$ 8,777	$ (2,923)
State	243	274	(270)
	27,402	9,051	(3,193)
Total income tax expense (benefit)	$ 26,755	$ (1,211)	$ (10,251)

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities as of June 30, 2013 and June 29, 2012 are presented below (in thousands):

	2013	2012
Deferred tax assets:		
Employee compensation plans	$ 11,378	$ 12,704
Net operating loss carryforward	10,507	—
Allowance for probable loan losses	3,400	7,131
Securities available for sale	3,589	—
Bad debt reserve	2,177	2,078
Deferred rent	1,631	1,608
State taxes	909	1,152
Investment in unconsolidated ventures	909	915
Deferred income on loans	810	582
REO	139	—
Long-term debt	—	1,262
Other	513	645
Gross deferred tax assets	35,962	28,077
Valuation allowance	(30,870)	(872)
Net deferred tax assets	5,092	27,205
Deferred tax liabilities:		
Securities available for sale	$ —	$ (1,462)
Interest rate swaps in cash flow hedging relationships	(626)	—
Fixed assets, net	(426)	(668)
Extraordinary gain related to the M.L. Stern & Co., LLC acquisition	—	(239)
Investment in unconsolidated ventures	(120)	(742)
Long-term debt	(82)	—
REO	—	(387)
Other	(249)	(56)
Total gross deferred tax liabilities	(1,503)	(3,554)
Net deferred tax assets – included in other assets on the Consolidated Statements of Financial Condition	$ 3,589	$ 23,651

Periodic reviews of the carrying amount of deferred tax assets are made to determine if the establishment of a valuation allowance is necessary when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In assessing the realization of deferred tax assets, management considers all available evidence, both positive and negative from the following expected sources of income: expected future reversals of deferred tax assets and liabilities, projected future taxable income, cumulative losses in recent years and tax planning strategies. In making such judgments, significant weight is given to evidence that can be objectively verified. ASC 740, "Income Taxes" provides that a cumulative loss in recent years is significant negative evidence in considering whether deferred tax assets are realizable and also restricts the reliance on projections of future taxable income to support the recovery of deferred tax assets. Although the Company's current financial forecasts indicate that sufficient taxable income should be generated in the future to ultimately realize the existing deferred tax benefits, these forecasts are subject to a number of assumptions and there can be no assurance that these forecasts will be achieved. These forecasts were not considered to constitute sufficient positive evidence, as required by GAAP, to overcome the observable negative evidence associated with the cumulative loss positions. The Company previously had an allowance for deferred tax assets associated with its capital losses from investments. Based on an evaluation of the positive and negative evidence, management determined that it was appropriate to increase the valuation allowance for its remaining deferred tax assets, except for the Bank's securities available for sale. Accordingly, the Company increased its allowance $29,998,000 from $872,000 at June 29, 2012 to $30,870,000 at June 30, 2013.

Management did not establish a valuation allowance for the deferred tax asset generated on the Bank's unrealized losses of its securities available for sale of $3,589,000, because the Bank currently has the intent and ability to hold these securities until they recover in value. Despite the valuation allowance, these assets remain available to offset future taxable income.

The Company had a deferred tax asset for net operating losses for federal income tax purposes of approximately $10,507,000 at June 30, 2013. In order to utilize the operating loss carryforwards, the Company must generate sufficient taxable income within the applicable carryforward period. If certain substantial changes in the Company's ownership occur, there would be an annual limitation on the amount of the carryforwards that could be utilized.

A reconciliation of the beginning and ending amounts of the net liability for uncertain tax positions is as follows (in thousands):

	June 30, 2013	June 29, 2012	June 24, 2011
Balance at the beginning of the year	$ 1,125	$ 1,394	$ 1,121
Increases as a result of tax positions taken during prior years	—	551	168
Increases as a result of tax positions taken during the current period	20	71	32
Decreases as a result of tax positions taken during prior years	(381)	(558)	(47)
Decreases as a result of tax positions taken during the current period	(10)	—	(45)
Lapse of applicable statute of limitations	(361)	(99)	399
Settlements	(98)	(234)	(234)
Balance at the end of the year	$ 295	$ 1,125	$ 1,394

While the Company expects that the net liability for uncertain tax positions will change during fiscal 2014, the Company does not believe that the change will have a significant impact on its consolidated financial position or results of operations.

The Company recognizes interest and penalties on income taxes in income tax expense. Included in the net liability is accrued interest and penalties of $9,000 and $280,000, net of federal benefit for the fiscal years ended June 30, 2013 and June 29, 2012, respectively. During the fiscal years ended June 30, 2013, June 29, 2012 and June 24, 2011, the Company recognized approximately $(271,000), $(42,000) and $54,000, net of federal benefit, respectively, in interest and penalties in income tax expense. The total amount of unrecognized income tax benefits that, if recognized, would reduce income tax expense was approximately $286,000, $845,000 and $1,072,000 as of June 30, 2013, June 29, 2012 and June 24, 2011, respectively.

With limited exception, SWS is no longer subject to U.S. federal, state or local tax audits by taxing authorities for years preceding 2009. The examination of the Company's federal tax returns for 2008 through 2011 has concluded with no material adjustments. The exam is still in Joint Committee review, but no material adjustments are expected from the review process.

18. REGULATORY CAPITAL REQUIREMENTS

Brokerage. The Company's broker/dealer subsidiaries are subject to the SEC Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. Southwest Securities has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined in Rule 15c3-1 of the Exchange Act, equal to the greater of $1,000,000 or 2% of aggregate debit balances, as defined in Rule 15c3-3 of the Exchange Act. Additionally, the net capital rule of the NYSE provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of the aggregate debit items. The net capital position of Southwest Securities was as follows (in thousands):

	June 30, 2013	June 29, 2012
Net capital	$ 141,112	$ 150,328
Less: required net capital	6,843	6,693
Excess net capital	$ 134,269	$ 143,635
Net capital as a percent of aggregate debit items	41.2%	44.9%
Net capital in excess of 5% aggregate debit items	$ 124,005	$ 133,595

SWS Financial follows the primary (aggregate indebtedness) method under Rule 15c3-1 of the Exchange Act, which requires the maintenance of the larger of minimum net capital of $250,000 or 1/15 of aggregate indebtedness. The net capital position of SWS Financial was (in thousands):

	June 30, 2013	June 29, 2012
Net capital	$ 713	$ 651
Less: required net capital	250	250
Excess net capital	$ 463	$ 401

Banking. The Bank is subject to various regulatory capital requirements administered by federal agencies. Quantitative measures, established by regulation to ensure capital adequacy, require maintaining minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in 12 CFR 165 and 12 CFR 167) to risk-weighted assets (as defined) and of Tier I (core) capital (as defined) to adjusted assets (as defined). Federal statutes and OCC regulations have established five capital categories for federal savings banks: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. The federal banking agencies have jointly specified by regulation the relevant capital level for each category. An institution is defined as well-capitalized when its total risk-based capital ratio is at least 10.00%, its Tier I risk-based capital ratio is at least 6.00%, its Tier I (core) capital ratio is at least 5.00%, and it is not subject to any federal supervisory order or directive to meet a specific capital level. At June 30, 2013, the Bank was deemed to be well capitalized.

Until terminated on January 14, 2013, the Bank was restricted by and subject to the Order to Cease and Desist, Order No. WN-11-003, effective on February 4, 2011 (the "Order"), originally issued by the Office of Thrift Supervision and then administered by the OCC. In connection with the termination of the Order on January 14, 2013, the Bank committed to the OCC that the Bank would, among other things: (i) adhere to the Bank's written business and capital plan as amended from time to time and (ii) maintain a Tier I (core) capital ratio at least equal to nine percent (9%) and a total risk-based capital ratio of at least twelve percent (12%).

The Bank's capital amounts and ratios at June 30, 2013 and 2012 were (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2013						
Total risk-based capital	$ 181,909	24.9 %	$ 58,465	8.0 %	$ 73,081	10.0 %
Tier I risk-based capital	172,734	23.6	29,233	4.0	43,849	6.0
Tier I (core) capital	172,734	13.5	51,081	4.0	63,851	5.0

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions		Order's Capital Requirements	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2012								
Total risk-based capital	$ 175,829	19.2 %	$ 73,334	8.0 %	$ 91,667	10.0 %	$ 110,001	12.0 %
Tier I risk-based capital	164,235	17.9	36,677	4.0	55,000	6.0	73,334	8.0
Tier I (core) capital	164,235	12.6	52,090	4.0	65,112	5.0	104,180	8.0

19. EMPLOYEE BENEFITS

Profit Sharing/401(k) Plan. SWS has a defined contribution profit sharing/401(k) plan covering substantially all of its employees. Employer provided profit sharing plan benefits become fully vested after six years of service by the participant. Profit sharing contributions are accrued and funded at SWS's discretion. There were no profit sharing contributions in fiscal years 2013, 2012 and 2011. The Company contributes a matching contribution equal to 100% of the participant's salary reduction amount not in excess of 4% of the individual's compensation. SWS's matching contributions vest immediately and the expense totaled approximately $4,086,000, $3,979,000 and $4,133,000 in fiscal years 2013, 2012 and 2011, respectively. Employees have an option to purchase shares of SWS

Group's common stock held as an investment in the 401(k) plan. The 401(k) may purchase up to 1,500,000 of SWS Group's common stock and at June 30, 2013, the total number of shares available for future purchases was 1,003,764.

Deferred Compensation Plan. SWS Group provides a deferred compensation plan for eligible officers and employees to defer a portion of their bonus compensation and commissions. The assets of the deferred compensation plan include investments in SWS Group common stock, Westwood common stock and COLI. Investments in SWS Group common stock are carried at cost and are held as treasury stock with an offsetting deferred compensation liability in the equity section of the Consolidated Statements of Financial Condition. Investments in Westwood common stock are carried at market value and recorded as securities available for sale. Investments in COLI are carried at the cash surrender value of the insurance policies and recorded in other assets in the Consolidated Statements of Financial Condition.

At June 30, 2013 and June 29, 2012, the Company had approximately $18,624,000 and $18,853,000 in deferred compensation plan assets, respectively. The fair value of SWS Group common stock held in the deferred compensation plan at June 30, 2013 and June 29, 2012 was $1,644,000 and $1,630,000, respectively. The fair value of Westwood common stock held in the deferred compensation plan at June 30, 2013 and June 29, 2012 was $146,000 and $157,000, respectively. The cash surrender value of COLI held in the deferred compensation plan at June 30, 2013 and June 29, 2012 was $16,926,000 and $15,850,000, respectively. Funds totaling $3,345,000 were invested in 301,660 shares of SWS Group common stock, with the remainder invested in Westwood common stock and COLI as of June 30, 2013. Funds totaling $3,502,000 were invested in 305,852 shares of SWS Group common stock, with the remainder invested in Westwood common stock and COLI as of June 29, 2012. Approximately $1,738,000, $1,645,000 and $2,125,000 of compensation expense was recorded for participant contributions and employer matching contributions related to the deferred compensation plan in fiscal years 2013, 2012 and 2011, respectively. The trustee of the deferred compensation plan is Wilmington Trust Company.

The trustee under the deferred compensation plan periodically purchases the Company's common stock in the open market in accordance with the terms of the plan. This stock is classified as treasury stock in the consolidated financial statements, but participates in dividends declared by SWS. The plan purchased 20,675 shares during fiscal 2013 at a cost of $121,000, or $5.86 per share. The plan purchased 58,451 shares during fiscal 2012 at a cost of $329,000, or $5.63 per share. During fiscal years 2013 and 2012, 24,867 and 14,971 shares, respectively, were sold or distributed pursuant to the plan.

Stock Option Plan. At June 30, 2013, SWS had no active stock option plans and, as of August 22, 2012, all outstanding options to acquire shares of common stock under the 1996 Plan have expired.

A summary of the status of SWS's outstanding stock options as of June 29, 2012 and June 24, 2011 is presented below:

	2012			2011		
	Underlying Shares		Weighted-Average Exercise Price	Underlying Shares		Weighted-Average Exercise Price
Outstanding, beginning of period	198,069	$	9.54	420,998	$	11.41
Exercised	—		—	—		—
Forfeited	(99,744)		10.13	(222,929)		13.06
Outstanding, end of period	98,325	$	8.95	198,069	$	9.54
Exercisable, end of period	98,325			198,069		

Restricted Stock Plan. The 2003 Restricted Stock Plan allows for awards of up to 1,250,000 shares of SWS Group's common stock to

SWS's directors, officers and employees. No more than 300,000 of the authorized shares may be newly issued shares of common stock. The 2003 Restricted Stock Plan terminates on August 21, 2013. On November 15, 2012, the stockholders of SWS Group, Inc. approved the adoption of the 2012 Restricted Stock Plan. The 2012 Restricted Stock Plan allows for awards of stock to SWS's directors, officers and employees and authorizes up to 2,630,000 shares of SWS's common stock to be delivered pursuant to awards granted under the 2012 Restricted Stock Plan. The 2012 Restricted Stock Plan terminates on November 15, 2022. The vesting period for awards is determined on an individual basis by the Compensation Committee of the Board of Directors. In general, restricted stock granted to employees under the 2012 and 2003 Restricted Stock Plans vests pro-rata over a three year period or is subject to a four year cliff vesting schedule, and restricted stock granted to non-employee directors vests on the one year anniversary of the date of grant.

During fiscal 2011, the Board of Directors approved grants to various officers and employees totaling 64,151 shares with a weighted average market value of $6.16 per share. During fiscal 2012, the Board of Directors approved grants to various officers and employees totaling 348,810 shares with a weighted average market value of $7.02 per share. During fiscal 2013, the Board of Directors approved grants to various officers and employees totaling 65,079 shares with a weighted average market value of $4.84 per share. As a result of these grants, SWS recorded deferred compensation in additional paid in capital of approximately $3,160,000. For fiscal years 2013, 2012 and 2011, SWS recognized compensation expense of approximately $1,090,000, $1,155,000 and $1,234,000, respectively, for restricted stock grants.

Upon vesting of the shares granted under the 2003 Restricted Stock Plan and the 2012 Restricted Stock Plan, the grantees may choose to sell a portion of their vested shares to the Company to cover the tax liabilities arising from the vesting. The table below summarizes the number and fair value of vested shares repurchased to cover grantees' tax liabilities (dollars in thousands, except share and per share amounts).

	Shares Purchased	Purchase Price	Weighted Average Price per Share
Fiscal year ended			
June 30, 2013	9,618	$ 56	$ 5.83
June 29, 2012	12,908	$ 62	$ 4.79

At June 30, 2013, the total number of shares outstanding under the Restricted Stock Plan was 347,877 and the total number of shares available for future grants was 2,596,305.

20. PREFERRED STOCK

On March 17, 2011 in conjunction with the transaction with Hilltop and Oak Hill, the Board of Directors created the Series A Preferred Stock, par value $1.00 per share. The Company has 17,400 authorized shares of Series A Preferred Stock, and no shares are issued or outstanding at June 30, 2013 and June 29, 2012. If any shares of Series A Preferred Stock are issued, the Series A Preferred Stock will not be entitled to vote with the common stock and will be convertible into shares of common stock at a fixed conversion ratio of 1,000 shares of common stock for each share of Series A Preferred Stock outstanding. The conversion ratio is subject to certain anti-dilution adjustments for extraordinary corporate transactions, such as stock splits, dividends and combinations, the issuance of stock purchase rights, debt or asset distributions (including cash), tender offers or exchange offers and entry into a shareholder rights plan. Each share of Series A Preferred Stock would automatically convert into shares of common stock if such shares were transferred by Hilltop or Oak Hill to a non-affiliate. See additional discussion concerning the Series A Preferred Stock in **Note 16, Debt Issued with Stock Purchase Warrants**.

21. INTEREST INCOME AND INTEREST EXPENSE

For fiscal years ended June 30, 2013, June 29, 2012 and June 24, 2011 and, for the Bank, for fiscal years ended June 30, 2013, 2012 and 2011, the components of interest income and expense were as follows (in thousands):

	For the Fiscal Year Ended		
	June 2013	June 2012	June 2011
Interest income:			
Customer margin accounts	$ 8,236	$ 8,604	$ 8,123
Assets segregated for regulatory purposes	121	197	348
Stock borrowed	36,074	52,620	48,688
Loans	37,644	48,819	69,881
Bank Investments	6,968	3,137	1,700
Other	8,307	8,743	10,127
	$ 97,350	$ 122,120	$ 138,867
Interest expense:			
Customer funds on deposit	$ 232	$ 342	$ 404
Stock loaned	27,084	41,048	37,370
Deposits	468	808	1,653
Federal Home Loan Bank	2,721	3,920	4,781
Long-term debt	12,518	11,018	—
Other	3,438	3,182	3,547
	46,461	60,318	47,755
Total net interest revenue	$ 50,889	$ 61,802	$ 91,112

22. LOSS PER SHARE ("EPS")

The following reconciles the weighted average shares outstanding used in the basic and diluted EPS computations for fiscal years 2013, 2012 and 2011 (in thousands, except share and per share amounts):

	2013	2012	2011
Net loss	$ (33,445)	$ (4,729)	$ (23,203)
Dividends on estimated forfeitures-restricted stock	—	—	2
Adjusted net loss	$ (33,445)	$ (4,729)	$ (23,201)
Weighted average shares outstanding – basic	32,870,003	32,649,544	32,514,945
Effect of dilutive securities	—	—	—
Weighted average shares outstanding – diluted	32,870,003	32,649,544	32,514,945
Loss per share – basic			
Net loss	$ (1.02)	$ (0.14)	$ (0.71)
Loss per share – diluted			
Net loss	$ (1.02)	$ (0.14)	$ (0.71)

Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (paid or unpaid) are treated as participating securities and are factored into the calculation of EPS, except in periods with a net loss, when they are excluded.

As a result of the net loss for fiscal years 2013 and 2012, warrants to acquire 17,391,304 shares of common stock were excluded from the calculation of diluted weighted average shares outstanding and diluted EPS.

At June 29, 2012 and June 24, 2011, options to acquire approximately 98,000 and 198,000 shares of common stock were outstanding under SWS's stock option plans, respectively, see **Note 19, Employee Benefits**. As a result of the net loss in fiscal years 2012 and 2011, all options were anti-dilutive and were excluded from the calculation of diluted weighted average shares outstanding and diluted EPS. As a result of the expiration of all options to acquire shares of common stock on August 22, 2012, there was no effect on the calculation of diluted weighted average shares outstanding or diluted EPS in fiscal year 2013.

The Company did not declare a dividend in fiscal years 2013 and 2012. The Company declared dividends of $0.01 per share for the three-months ended June 24, 2011, March 25, 2011, and December 31, 2011 and $0.09 per share for the three-months ended September 24, 2010.

The Board of Directors determines whether the Company will pay a cash dividend on a quarterly basis. The payment and rate of dividends on the Company's common stock is subject to several factors including limitations imposed by the terms of the Credit Agreement with Hilltop and Oak Hill, regulatory approval, operating results, the Company's financial requirements, and the availability of funds from the Company's subsidiaries, including the broker/dealer subsidiaries, which may be subject to restrictions under the net capital rules of the SEC and FINRA, and the Bank, which may be subject to restrictions by federal banking agencies. Specifically, the Credit Agreement with Hilltop and Oak Hill only allows the Company to pay a quarterly cash dividend of $0.01 per share and for as long as the Company is not in default of any terms of the Credit Agreement. The Company currently intends to retain earnings to fund growth and does not plan to pay dividends on its common stock in the near future.

23. SEGMENT REPORTING

SWS operates the following four business segments:

- **Clearing:** The clearing segment provides clearing and execution services (generally on a fully disclosed basis) for general securities broker/dealers, for bank affiliated firms and firms specializing in high volume trading.
- **Retail Brokerage:** The retail brokerage segment includes retail securities products and services (equities, mutual funds and fixed income products), insurance products and managed accounts and encompasses the activities of the Company's employee registered representatives and the Company's independent representatives who are under contract with SWS Financial.
- **Institutional Brokerage:** The institutional brokerage segment serves institutional customers in securities lending, investment banking and public finance, fixed income sales and trading, proprietary trading and agency execution services.
- **Banking:** The Bank offers traditional banking products and services and focuses on small business lending and short-term funding for mortgage bankers.

Clearing and institutional brokerage services are offered exclusively through Southwest Securities. The Bank and its subsidiary comprise the banking segment. Retail brokerage services are offered through Southwest Securities (the Private Client Group and the Investment Management Group departments), SWS Insurance and SWS Financial (which contracts with independent representatives for the administration of their securities business).

SWS's segments are managed separately based on types of products and services offered and their related client bases. The segments are consistent with how the Company manages its resources and assesses its performance. Management assesses performance based primarily on income before income taxes and net interest revenue (expense). As a result, SWS reports net interest revenue (expense) by segment. SWS's business segment information is prepared using the following methodologies:

- the financial results for each segment are determined using the same policies as those described in **Note 1, Significant Accounting Policies**;
- segment financial information includes the allocation of interest based on each segment's earned interest spreads;
- information system and operational expenses are allocated based on each segment's usage;
- shared securities execution facilities expenses are allocated to the segments based on production levels;
- money market fee revenue is allocated based on each segment's average balances; and
- clearing charges are allocated based on clearing levels from each segment.

Intersegment balances are eliminated upon consolidation and have been applied to the appropriate segment.

The "other" category includes SWS Group, corporate administration and SWS Capital. SWS Capital is a dormant entity that holds approximately $30,000 of assets. SWS Group is a holding company that owns various investments.

The following table presents the Company's operations by the segments outlined above for fiscal years 2013, 2012 and 2011:

(in thousands)	Clearing	Retail Brokerage	Institutional Brokerage	Banking	Other Consolidated Entities	Consolidated SWS Group. Inc.
June 30, 2013						
Operating revenue	$ 12,875	$ 107,109	$ 95,569	$ 2,678	$ 2,533	$ 220,764
Net intersegment revenues	(725)	714	(227)	3,458	(3,220)	—
Net interest revenue	6,063	3,331	12,378	41,423	(12,306)	50,889
Net revenues	18,938	110,440	107,947	44,101	(9,773)	271,653
Non-interest expenses	19,419	107,942	87,081	31,359	36,155	281,956
Other gains (losses)	—	—	—	—	3,613	3,613
Depreciation and amortization	66	872	421	1,747	2,376	5,482
Net income (loss) before taxes	(481)	2,498	20,866	12,742	(42,315)	(6,690)
Assets (*)	260,824	212,001	1,836,469	1,269,308	36,093	3,614,695
June 29, 2012						
Operating revenue	$ 12,558	$ 103,150	$ 114,498	$ 2,714	$ (1,299)	$ 231,621
Net intersegment revenues	(770)	676	128	3,657	(3,691)	—
Net interest revenue	6,056	3,732	15,579	47,228	(10,793)	61,802
Net revenues	18,614	106,882	130,077	49,942	(12,092)	293,423
Non-interest expenses	20,368	108,788	90,423	42,626	33,484	295,689
Other gains (losses)	—	—	—	—	(3,674)	(3,674)
Depreciation and amortization	75	921	416	1,922	2,445	5,779
Net income (loss) before taxes	(1,754)	(1,906)	39,654	7,316	(49,250)	(5,940)
Assets (*)	279,367	203,916	1,600,659	1,306,653	71,564	3,462,159
June 24, 2011						
Operating revenue	$ 14,715	$ 106,226	$ 129,702	$ (838)	$ 1,147	$ 250,952
Net intersegment revenues	(864)	906	273	3,786	(4,101)	—
Net interest revenue	6,475	3,431	15,993	65,147	66	91,112
Net revenues	21,190	109,657	145,695	64,309	1,213	342,064
Non-interest expenses	20,689	108,301	99,444	110,639	36,445	375,518
Depreciation and amortization	859	938	573	2,436	2,412	7,218
Net income (loss) before taxes	501	1,356	46,251	(46,330)	(35,232)	(33,454)
Assets (*)	339,993	189,312	1,819,420	1,351,295	36,570	3,736,590

(*) Assets are reconciled to total assets as presented in the June 30, 2013, June 29, 2012 and June 24, 2011 Consolidated Statements of Financial Condition as follows:

	June 30, 2013	June 29, 2012	June 24, 2011
Amount as presented above	$ 3,614,695	$ 3,462,159	$ 3,736,590
Reconciling items:			
Unallocated assets:			
Cash	12,071	9,365	4,654
Receivables from brokers, dealers and clearing organizations	81,378	44,780	31,929
Receivable from clients, net of allowances	51,437	17,231	12,002
Other assets	24,037	20,504	31,102
Unallocated eliminations	(3,245)	(7,196)	(14,120)
Total assets	$ 3,780,373	$ 3,546,843	$ 3,802,157

24. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments and Contingencies.

Litigation. In the general course of its brokerage business and the business of clearing for other brokerage firms, SWS Group and/or its subsidiaries have been named as defendants in various lawsuits and arbitration proceedings. These claims allege, among other things, violations of various federal and state securities laws. The Bank is also involved in certain legal claims and actions arising in the ordinary course of business. Management believes that resolution of these claims will not result in any material adverse effect on SWS's consolidated financial position, results of operations or cash flows.

The Company has been named as a defendant in three lawsuits related to a $35,000,000 bond offering that was 40% underwritten by M.L. Stern & Co., LLC. SWS Group purchased M.L. Stern & Co., LLC in 2008. The offering took place in November 2005, and the lawsuit was filed in November 2009.

The lawsuits are in the discovery stage and the ultimate amount of liability associated with them cannot currently be determined. However, the Company believes it is at least reasonably possible that a loss related to this matter will be incurred. At June 30, 2013 and June 29, 2012, the Company had a recorded liability of approximately $1,000,000 related to this matter.

Contingency. In February 2011, a limited partnership venture capital fund in which the Company invested received a proposed assessment of transferee liability from the IRS for the tax period ended December 31, 2005. The proposed assessment is approximately $8,000,000, not including penalties of approximately $3,000,000. The Company would be responsible for approximately $1,870,000 of the proposed assessment including penalties based on its partnership interest. Interest is also accruing on this proposed assessment. The matter relates to certain transactions that occurred during 2005 concerning one of the limited partnership venture capital fund's subsidiaries. The limited partnership venture capital fund engaged tax counsel and filed a Letter of Protest with the IRS in April 2011. Management of the limited partnership venture capital fund believes that the ultimate outcome will be favorable; however, the limited partnership venture capital fund can give no assurance that it will prevail.

Leases. SWS leases its offices and certain data processing equipment used in its brokerage operations under non-cancelable operating lease agreements. The Company recognizes escalating lease payments on a straight line basis over the term of each respective lease with the difference between cash payment and rent expense recorded as deferred rent and included in other liabilities in the Consolidated Statements of Financial Condition. Rental expense for facilities and equipment leases for fiscal years 2013, 2012 and 2011 aggregated approximately $10,349,000, $10,944,000 and $11,604,000, respectively.

The future rental payments for the non-cancelable operating leases at June 30, 2013 are included in the table below (in thousands). Of the $39,942,000 in lease commitments, no amounts have been reserved for as impaired.

	Operating Leases
Fiscal year:	
2014	$ 8,417
2015	7,394
2016	5,982
2017	4,344
2018	3,555
Thereafter	10,250
Total minimum lease payments	$ 39,942

Venture Capital Fund. The Bank has committed to invest $3,000,000 and $2,000,000 in two limited partnership equity funds. These commitments end in fiscal 2017 and fiscal 2020, respectively, unless the limited partners elect to terminate the commitment period at an earlier date in accordance with the terms of the partnership agreement. Also, in April 2012, the Bank acquired an interest in a private investment fund to obtain additional credit for its obligations under the CRA. The Bank has committed to invest $3,000,000 in the fund. As of June 30, 2013, $180,000 in contributions have been made by the Bank to this fund. These investments are subject to the Volcker Rule provisions of the Dodd-Frank Act, which limits the Bank to a 3% ownership interest in any private equity. The rule is expected to become effective on or about June 21, 2014. Thereafter, financial institutions can request up to three additional one year extensions from the FRB, and the FRB can grant up to a five year extension for investments in illiquid funds made on or before May 21, 2010. Also, funds that are "designed primarily to promote the public welfare" are not subject to the rule as proposed. The Bank's ownership percentage in one of the limited partnership equity funds and the private investment fund are greater than 3% and would qualify as illiquid funds. In addition, these investments may qualify as "designed primarily to promote the public welfare" as the Bank invests in these funds as a cost effective way of meeting its obligations under the CRA. The Bank's ownership percentage in the other limited partnership equity fund is less than 3%. Management will monitor the terms of the final rule implementing the Volcker Rule when it is published, however, until that time it is uncertain how the terms of the final rule will impact the Bank's investments.

Underwriting. Through its participation in underwriting corporate and municipal securities, SWS could expose itself to material risk that securities SWS has committed to purchase cannot be sold at the initial offering price. Federal and state securities laws and regulations also affect the activities of underwriters and impose substantial potential liabilities for violations in connection with sales of securities by underwriters to the public. At June 30, 2013, the Company had $150,000 in total potential liabilities due under outstanding underwriting arrangements.

Sub-Participation. In the fourth quarter of fiscal 2012, the Bank signed a sub-participation agreement with a non-affiliate bank to sub-participate in its mortgage purchase program. The Company has a maximum total commitment of $20,000,000 under the sub-participation agreement.

Guarantees. The Bank faces the risk of credit loss under commitments to extend credit and stand-by letters of credit up to the contractual amount of these instruments in the event of breach by the other party to the instrument. The Bank uses the same credit policies in making commitments and conditional obligations as it does for instruments reported on the Consolidated Statements of Financial Condition.

As of June 30, 2013, the Bank had issued stand-by letters of credit in the amount of $244,000. The recourse provision of the letters of credit allows the amount of the letters of credit to become a part of the fully collateralized loans with total repayment as a first lien. The collateral on these letters of credit consists of real estate, certificates of deposit, equipment, accounts receivable or furniture and fixtures.

In the ordinary course of business, the Bank enters into loan agreements where the Bank commits to lend a specified amount of money to a borrower. At any point in time, there could be amounts that have not been advanced on the loan to the borrower, representing unfunded commitments, as well as amounts that have been disbursed but repaid, which are available for re-borrowing under a revolving line of credit. As of June 30, 2013, the Bank had commitments of $28,153,000 relating to revolving lines of credit and unfunded commitments. In addition, as of June 30, 2013, the Bank had approved unfunded new loans in the amount of $36,570,000.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Since many of the commitments are expected to expire unused, the total Bank's commitments do not necessarily represent future cash requirements. The Bank evaluates the customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty. The Bank did not incur any significant losses on its commitments in fiscal 2013. In addition, management does not believe the Bank will incur material losses as a result of its outstanding commitments at June 30, 2013.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies counterparties against potential losses caused by the breach of those representations and warranties. These indemnification obligations generally are standard contractual indemnities and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnities cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnities.

Southwest Securities is a member of multiple exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. SWS's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, the Company has not recorded any contingent liability in the consolidated financial statements for these arrangements.

25. AFFILIATE TRANSACTIONS

Clients and correspondents of SWS have the option to invest in a savings account called Bank Insured Deposits at the Bank. These funds are FDIC insured up to $250,000. The funds are considered core deposits and are the primary funding source for the Bank. The Bank's total core deposits were $993,871,000 and $1,062,491,000 at June 30, 2013 and 2012, respectively. At June 30, 2013 and June 29, 2012, clients of Southwest Securities had invested $878,434,000 and $930,741,000, respectively, in Bank Insured Deposits.

Two directors together with certain members of their families owned approximately 64% of a holding company that owned a local bank. The Bank sold the local bank loan participations and at June 30, 2013 there were no loan participations outstanding with the local bank. At June 30, 2012, the loan participations had outstanding balances of $1,404,000, which were collateralized by foreclosed property. During the third quarter of fiscal 2013, the property collateralizing the foreclosed loan was sold for $4,339,000 resulting in a gain on sale of $43,000. The holding company received $952,000 in proceeds from the sale. Pursuant to participations agreements with the local bank, the Bank paid no interest and fees to the local bank in fiscal year 2013 and $98,000 and $137,000 in fiscal years 2012 and 2011, respectively. The interest rates on these participations were substantially the same as those participations sold by the Bank to unrelated banks.

In the ordinary course of business, the Bank has transactions, including borrowings and deposits, with its executive officers, directors and their affiliates. It is the policy of the Bank that such transactions are on the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with unaffiliated persons. There were $3,358,000 such loans at June 30, 2013 and no such loans at June 30, 2012. The Bank recorded $203,000 and $21,000 of interest income on affiliate loans in fiscal year 2013 and 2011 and no interest income on affiliate loans in fiscal 2012. Aggregate deposits from affiliates totaled approximately $1,664,000 and $3,908,000 at June 30, 2013 and 2012, respectively.

26. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables summarize by level within the fair value hierarchy "Assets segregated for regulatory purposes," "Loans measured at fair value," "Securities owned, at fair value," "Securities available for sale," "Securities sold, not yet purchased, at fair value," "Interest Rate Swaps" and "Warrants" which are measured at fair value on a recurring basis at June 30, 2013 and June 29, 2012 and for the Bank at June 30, 2013 and 2012. See **Note 1(x), *Fair Value of Financial Instruments.***

(in thousands)	Level 1	Level 2	Level 3	Total
June 2013				
ASSETS				
Loans measured at fair value				
Loans measured at fair value	$ —	$ 13,757	$ —	$ 13,757
	$ —	$ 13,757	$ —	$ 13,757
Securities owned, at fair value				
Corporate equity securities	$ 895	$ —	$ 625	$ 1,520
Municipal obligations	—	30,116	—	30,116
U.S. government and government agency obligations	3,300	38,229	—	41,529
Corporate obligations	—	127,779	120	127,899
Other	692	7,877	—	8,569
	$ 4,887	$ 204,001	$ 745	$ 209,633
Securities available for sale				
Westwood common stock	$ 146	$ —	$ —	$ 146
U.S. government and government agency obligations	—	474,906	—	474,906
Municipal obligations	—	28,224	—	28,224
	$ 146	$ 503,130	$ —	$ 503,276
Interest Rate Swaps				
Interest Rate Swaps	$ —	$ 1,934	$ —	$ 1,934
	$ —	$ 1,934	$ —	$ 1,934
LIABILITIES				
Securities sold, not yet purchased, at fair value				
Municipal obligations	$ —	$ 10	$ —	$ 10
U.S. government and government agency obligations	45,415	8,671	—	54,086
Corporate obligations	—	80,639	—	80,639
	$ 45,415	$ 89,320	$ —	$ 134,735
Warrants				
Warrants	$ —	$ —	$ 24,197	$ 24,197
	$ —	$ —	$ 24,197	$ 24,197
Net assets (liabilities)	$ (40,382)	$ 633,502	$ (23,452)	$ 569,668

(in thousands)	Level 1	Level 2	Level 3	Total
June 2012				
ASSETS				
Assets segregated for regulatory purposes				
U.S. government guaranteed obligations	$ 10,114	$ —	$ —	$ 10,114
	$ 10,114	$ —	$ —	$ 10,114
Securities owned, at fair value				
Corporate equity securities	$ 637	$ —	$ 675	$ 1,312
Municipal obligations	—	96,862	21,006	117,868
U.S. government and government agency obligations	6,577	34,752	—	41,329
Corporate obligations	—	59,092	—	59,092
Other	691	10,859	—	11,550
	$ 7,905	$ 201,565	$ 21,681	$ 231,151
Securities available for sale				
USHS common stock	$ 3,625	$ —	$ —	$ 3,625
Westwood common stock	157	—	—	157
U.S. government and government agency obligations	—	301,071	—	301,071
Municipal obligations	—	2,936	—	2,936
	$ 3,782	$ 304,007	$ —	$ 307,789
LIABILITIES				
Securities sold, not yet purchased, at fair value				
U.S. government and government agency obligations	$ 16,825	$ 13,637	$ —	$ 30,462
Corporate obligations	—	39,348	—	39,348
Other	—	345	—	345
	$ 16,825	$ 53,330	$ —	$ 70,155
Warrants				
Warrants	$ —	$ —	$ 27,810	$ 27,810
	$ —	$ —	$ 27,810	$ 27,810
Net assets (liabilities)	$ 4,976	$ 452,242	$ (6,129)	$ 451,089

The following table provides a reconciliation of the beginning and ending balances for the major classes of assets and (liabilities) measured at fair value using significant unobservable inputs (Level 3):

(in thousands)	Corporate Equity Securities	Municipal Obligations	Corporate Obligations	Warrants	Total
Ending balance at June 29, 2012	$ 675	$ 21,006	$ —	$ (27,810)	$ (6,129)
Realized loss from write-down in fair value of auction rate securities	—	(702)	—	—	(702)
Redemption/sale of security	(50)	(20,304)	—	—	(20,354)
Transfers from Level 2 to Level 3	—	—	120	—	120
Increase in warrants valuation (unrealized loss)	—	—	—	(12,025)	(12,025)
Decrease in warrants valuation (unrealized gain)	—	—	—	15,638	15,638
Ending balance at June 30, 2013	$ 625	$ —	$ 120	$ (24,197)	$ (23,452)

At the end of each respective quarterly reporting period, the Company recognizes transfers of financial instruments between levels. During fiscal 2013, the corporate obligations transferred from Level 2 to Level 3 are distressed resulting in a lack of observable data to support a Level 2 pricing.

Changes in unrealized gains (losses) and realized gains (losses) for corporate and municipal obligations and corporate equity securities are presented in net gains on principal transactions on the Consolidated Statements of Comprehensive Loss. Changes in unrealized gain (loss) for the warrants are presented in unrealized gain (loss) on warrants valuation on the Consolidated Statements of Comprehensive Loss. The total unrealized gain included in earnings related to assets and liabilities still held for fiscal 2013 and 2012 was $15,638,000 and $15,759,000, respectively, and the total unrealized loss included in earnings related to assets and liabilities still held for fiscal 2013 and 2012 was $12,102,000 and $19,433,000, respectively. A realized loss of $3,308,000 was recognized for fiscal 2013 in association with the Level 3 corporate obligations.

In fiscal 2013, the Company sold the one municipal auction rate bond and redeemed two auction rate preferred security valued at the time of sale at $20,304,000 and $50,000, respectively, recognizing no gain or loss on the transactions.

The following table highlights, for each asset and liability measured at fair value on a recurring basis and categorized within Level 3 of the fair value hierarchy, the significant unobservable inputs used in the fair value measurement as of June 30, 2013 (dollars in thousands):

Asset/ Liability	Fair Value	Valuation Technique(s)	Unobservable Inputs	Range (Weighted Average)
Securities owned, at fair value				
Corporate equity securities- auction rate preferred	$ 625	Analysis of comparable securities	N/A	N/A
Corporate obligations	120	Discounted cash flow	N/A	N/A
Warrants				
Warrants	24,197	Binomial Model	Derived Volatility	51%— 60% (51%)

At June 30, 2013, the Company held 25 auction rate preferred securities that, based on observed values of comparable securities, were valued at their par value of $625,000. Since June 2010, the Company has held up to $1,800,000 in Level 3 auction rate preferred securities, of which $1,250,000 have been redeemed at par. The remaining $625,000 of auction rate preferred securities are similar to those that were previously redeemed, and the Company anticipates that the remaining securities will also be redeemed at par. While a liquidity discount has been considered for these securities, the Company does not believe a discount is warranted. To the extent these securities are redeemed at a price below par, the Company would consider revaluing any remaining securities at a discounted price.

The Company holds $3,505,000 of corporate obligation bonds currently valued at $120,000. The corporate bonds are valued using a discounted cash flow model with observable market data, however, due to the distressed nature of these bonds, the Company has determined that these bonds should be valued at Level 3.

The warrants are valued quarterly using a binomial model that considers the following variables: price and volatility of the Company's stock, treasury yield, annual dividend and the remaining life of the warrants. The derived volatility estimate considers both the historical and implied forward volatility of the Company's common stock. The primary drivers of the value of the warrants are the price and volatility of the Company's common stock. As the volatility and/or stock price increase, the value of the warrants increase as well. The movement of these two variables will amplify or offset one another depending on the direction and velocity of their movements. In addition, the warrants will lose time value as they near their contractual expiration date.

Non-Recurring Fair Value Measurements.
Certain financial and non-financial instruments are not measured at fair value on an ongoing basis but are subject to fair value measurement in certain circumstances; for example, when there is evidence of impairment or in other situations where the lower of cost or fair value method of accounting is applied.

The following table summarizes by level within the fair value hierarchy the Company's financial and non-financial instruments which were measured at fair value on a non-recurring basis at June 30, 2013 and 2012 (in thousands):

June 2013	Level 1	Level 2	Level 3	Total
Impaired loans [1]	$ —	$ —	$ 20,086	$ 20,086
REO	—	—	10,165	10,165
	$ —	$ —	$ 30,251	$ 30,251
June 2012				
Impaired loans [1]	$ —	$ —	$ 32,553	$ 32,553
REO	—	—	32,257	32,257
	$ —	$ —	$ 64,810	$ 64,810

(1) Includes certain impaired loans measured at fair value through the allocation of specific valuation allowances or principal charge-offs.

For the fiscal years-ended June 30, 2013 and 2012, adjustments to the fair value of impaired loans resulted in a charge to earnings as a provision for loan loss of $3,718,000 and $6,415,000, respectively. For the fiscal years-ended June 30, 2013 and 2012, adjustments to the fair value of REO resulted in a charge to earnings as a write-down of REOs of $1,396,000 and $546,000, respectively.

Other Fair Value Disclosures

The recorded amounts, fair value and level of fair value hierarchy of the Company's financial instruments at June 30, 2013 and June 29, 2012 and for the Bank at June 30, 2013 and 2012 were as follows (in thousands):

		June 2013		June 2012	
	Level	Recorded Value	Fair Value	Recorded Value	Fair Value
Financial assets:					
Cash and cash equivalents	1	$ 111,046	$ 111,046	$ 81,826	$ 81,826
Restricted cash and cash equivalents	1	30,047	30,047	30,044	30,044
Securities held to maturity:					
GNMA securities	2	17,423	17,965	25,904	26,818
Loans, net:					
Purchase mortgage loans held for investment	3	174,037	173,738	294,341	294,877
Other loans held for investment	3	420,789	437,916	539,299	620,121
Servicing assets	3	412	414	—	—
Financial liabilities:					
Short-Term Borrowings	1	131,500	131,500	67,500	67,500
Deposits:					
Deposits with no stated maturity	2	963,385	959,578	1,025,133	1,025,133
Time deposits	2	30,334	30,736	37,100	37,613
Advances from FHLB	2	97,565	100,408	68,641	80,184
Long-term debt	3	83,102	86,822	79,076	81,345

27. FINANCIAL INSTRUMENTS WITH OFF-STATEMENT OF FINANCIAL CONDITION RISK

In the normal course of business, the broker/dealer subsidiaries engage in activities involving the execution, settlement and financing of various securities transactions. These activities may expose SWS to off-statement of financial condition credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

As part of its normal brokerage activities, SWS sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes SWS to off-statement of financial condition market risk if prices increase, as SWS may be obligated to acquire the securities at prevailing market prices.

SWS seeks to control the risks associated with its customer activities, including those of customer accounts of its correspondents for which it provides clearing services, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required margin levels are monitored daily and, pursuant to such guidelines, customers are required to deposit additional collateral or to reduce positions when necessary.

A portion of SWS's customer activity involves short sales and the writing of option contracts. Such transactions may require SWS to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

At times, SWS lends money using reverse repurchase agreements. These positions are collateralized by U.S. government and government agency securities. Such transactions may expose SWS to off-statement of financial condition risk in the event such borrowers do not repay the loans and the value of collateral held is less than that of the underlying receivable. These agreements provide SWS with the right to maintain the relationship between market value of the collateral and the receivable.

SWS arranges secured financing by pledging securities owned and unpaid customer securities for short-term borrowings to satisfy margin deposits of clearing organizations. SWS also actively participates in the borrowing and lending of securities. In the event the counterparty in these and other securities loaned transactions is unable to return such securities pledged or borrowed or to repay the deposit placed with them, SWS may be exposed to the risks of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. SWS seeks to control the risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

The Bank is a party to financial instruments with off-statement of financial condition risk in the normal course of business to meet the financing needs of its customers. These financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Statements of Financial Condition.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
SWS Group, Inc.

We have audited the accompanying consolidated balance sheets of SWS Group, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of June 30, 2013 and June 29, 2012, and the related consolidated statements of comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2013. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15(a)(2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SWS Group, Inc. and subsidiaries as of June 30, 2013 and June 29, 2012, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 6, 2013 expressed an unqualified opinion on the effective operation of the Company's internal control over financial reporting.

Grant Thornton LLP

GRANT THORNTON LLP
Dallas, Texas
September 6, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
SWS Group, Inc.

We have audited the internal control over financial reporting of SWS Group, Inc. (a Delaware corporation) and subsidiaries (collectively, the "Company") as of June 30, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing under Item 9A of the Company's annual report on Form 10-K for the year ended June 30, 2013. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended June 30, 2013, and our report dated September 6, 2013 expressed an unqualified opinion on those financial statements.

Grant Thornton LLP

GRANT THORNTON LLP
Dallas, Texas
September 6, 2013

Schedule I— Condensed Financial Information of Registrant

SWS Group, Inc.
Condensed Financial Information of Registrant
Condensed Statements of Financial Condition
June 30, 2013 and June 29, 2012
(In thousands)

	2013	2012
Assets		
Restricted cash and cash equivalents	$ 30,047	$ 30,044
Investment in subsidiaries, at equity	408,954	392,330
Securities available for sale	146	3,782
Deferred compensation asset	17,593	15,912
Loan receivable from Southwest Securities, Inc.	—	20,000
Deferred tax asset	(14,971)	7,803
Other assets	3,273	4,566
	$ 445,042	$ 474,437
Liabilities and Stockholders' Equity		
Long-term debt	$ 83,102	$ 79,076
Stock purchase warrants ("warrants")	24,197	27,810
Other liabilities	22,457	11,849
Stockholders' equity	315,286	355,702
	$ 445,042	$ 474,437

See accompanying Notes to Condensed Financial Statements.

Schedule I - Condensed Financial Information of Registrant - Continued

SWS Group, Inc.
Condensed Financial Information of Registrant
Condensed Statements of Comprehensive Loss
and Stockholders' Equity
Years Ended June 30, 2013, June 29, 2012 and June 24, 2011
(In thousands)

	2013	2012	2011
Revenue:			
Net gains (losses) on principal transactions	$ 3,719	$ (12)	$ 75
Interest revenue	212	225	—
Other revenue	474	(785)	1,253
	4,405	(572)	1,328
Expenses:			
Other expense	21,572	19,115	8,690
Other gains (losses):			
Unrealized gain (loss) on warrants valuation	3,613	(3,674)	—
Loss before income tax expense (benefit) and equity in earnings (loss) of subsidiaries	(13,554)	(23,361)	(7,362)
Income tax expense (benefit)	24,787	(7,794)	(1,919)
Loss before equity in earnings (loss) of subsidiaries	(38,341)	(15,567)	(5,443)
Equity (loss) in earnings of subsidiaries	4,896	10,838	(17,760)
Net loss	(33,445)	(4,729)	(23,203)
Other comprehensive income (loss):			
Net (losses) gains recognized in other comprehensive income of subsidiary, net of tax of $(3,378) in 2013; $449 in 2012 on available for sale securities	(6,272)	833	—
Realized gain on sale of securities available for sale, net of tax of $(1,277)	(2,373)	—	—
Net gains recognized in other comprehensive income, net of tax of $294 in 2013; $615 in 2012 and $253 in 2011 on available for sale securities	566	1,147	461
Net (losses) gains recognized in other comprehensive income	(8,079)	1,980	461
Comprehensive loss	(41,524)	(2,749)	(22,742)
Stockholders' equity at beginning of year	355,702	357,469	383,394
Payment of cash dividends on common stock – registrant	—	—	(3,877)
Restricted stock plan	1,033	1,093	1,073
Shortfall for taxes on vesting of restricted stock	—	(62)	(351)
Deferred compensation plan	75	(49)	(28)
Stockholders' equity at end of year	$ 315,286	$ 355,702	$ 357,469

See accompanying Notes to Condensed Financial Statements.

Schedule I - Condensed Financial Information of Registrant - Continued

SWS Group, Inc.
Condensed Financial Information of Registrant
Condensed Statements of Cash Flows
Years Ended June 30, 2013, June 29, 2012 and June 24, 2011
(In thousands)

	2013	2012	2011
Cash flows from operating activities:			
Net loss	$ (33,445)	$ (4,729)	$ (23,203)
Adjustments to reconcile net loss to net cash used in operating activities:			
Accretion of discount on long-term debt	4,026	3,212	—
Amortization of deferred debt issuance costs	492	451	—
(Decrease) increase in fair value of warrants	(3,613)	3,674	—
Deferred income tax (benefit) expense	(5,178)	(1,584)	377
Allowance for deferred tax asset	29,998	28	844
Deferred compensation for deferred compensation plan and restricted stock plan	(777)	1,516	3,172
Gain on sale of available for sale and investment securities	(3,550)	—	—
Equity in undistributed (loss) earnings of subsidiaries	(22,956)	(39,436)	18,899
Equity in losses of unconsolidated ventures	640	620	180
Dividend received on investments	(3)	(43)	—
Shortfall for taxes on vesting of restricted stock	—	62	351
Change in operating assets and liabilities:			
(Increase) decrease in securities owned	(169)	12	(76)
Increase in other assets	(2,792)	(772)	(5,292)
Increase (decrease) in other liabilities	11,599	(695)	(9,978)
Net cash used in operating activities	(25,728)	(37,684)	(14,726)
Cash flows from investing activities:			
Payments on notes and other accounts/loans with subsidiaries	—	(50,000)	—
Repayments on notes and other accounts with subsidiaries	20,768	17,766	18,976
Cash received from investments	341	—	—
Proceeds from the sale of securities available for sale	4,464	—	—
Investment of proceeds received from Hilltop Holdings, Inc., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. in restricted fund	—	(30,000)	—
Net cash provided by (used in) investing activities	25,573	(62,234)	18,976
Cash flows from financing activities:			
Payment of cash dividends on common stock	—	—	(3,904)
Shortfall for taxes on vesting of restricted stock	—	(62)	(351)
Proceeds related to the deferred compensation plan	276	309	444
Purchase of treasury stock related to deferred compensation plan	(121)	(329)	(439)
Cash proceeds received from Hilltop Holdings, Inc., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P.	—	100,000	—
Net cash provided by (used in) financing activities	155	99,918	(4,250)
Net change in cash	—	—	—
Cash at beginning of year	—	—	—
Cash at end of year	$ —	$ —	$ —

See accompanying Notes to Condensed Financial Statements.

Schedule I - Condensed Financial Information of Registrant - Continued

SWS Group, Inc.
Notes to the Condensed Financial Statements of Registrant

GENERAL

The accompanying condensed financial statements of SWS Group, Inc. ("Registrant") should be read in conjunction with the notes to the consolidated financial statements for the years ended June 30, 2013, June 29, 2012 and June 24, 2011 included elsewhere in this Annual Report on Form 10-K.

Exhibit 21.1 - Subsidiaries

SWS Group, Inc.	State or Other Jurisdiction of Incorporation or Organization
Southwest Securities, Inc.	Delaware
SWS Financial Services, Inc.	Texas
Southwest Capital Corporation	Delaware
Southwest Investment Advisors, Inc.	Delaware
Southwest Insurance Agency, Inc.	Texas
Southwest Financial Insurance Agency, Inc.	Oklahoma
SWS Banc Holdings, Inc.	Delaware
Southwest Securities, FSB	Federal
FSB Development, LLC	Texas

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

We have issued our reports dated September 6, 2013 with respect to the consolidated financial statements, schedules, and internal control over financial reporting in the Annual Report of SWS Group, Inc. on Form 10-K for the year ended June 30, 2013. We hereby consent to the incorporation by reference of said reports in the Registration Statements of SWS Group, Inc. on Forms S-8 (File No. 333-187066, effective March 6, 2013; File No. 333-185088 effective November 21, 2012; File No. 333-153456, effective September 12, 2008; File No. 333-121752, effective December 30, 2004; File No. 333-111603, effective December 29, 2003; File No. 333-104446, effective April 10, 2003; and File No. 333-65073, effective September 30, 1998) and Forms S-3 (File No. 333-162537, effective October 16, 2009 and File No. 333-177217 effective November 23, 2011).

Grant Thornton LLP

GRANT THORNTON LLP

Dallas, Texas
September 6, 2013

Exhibit 31.1

**CHIEF EXECUTIVE OFFICER CERTIFICATION
AS ADOPTED PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002**

I, James H. Ross, certify that:

1. I have reviewed this Annual Report on Form 10-K of SWS Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.



September 6, 2013
Date

James H. Ross
President and Chief Executive Officer

Exhibit 31.2

**CHIEF FINANCIAL OFFICER CERTIFICATION
AS ADOPTED PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002**

I, Stacy M. Hodges, certify that:

1. I have reviewed this Annual Report on Form 10-K of SWS Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.



September 6, 2013
Date

Stacy M. Hodges
Chief Financial Officer

Exhibit 32.1

CERTIFICATION FURNISHED PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report on Form 10-K of SWS Group, Inc. (the "Company") for the period ended June 30, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James H. Ross, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to my knowledge that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



Date: September 6, 2013

James H. Ross
President and Chief Executive Officer

The foregoing certification is being furnished as an exhibit to the Form 10-K pursuant to Item 601(b)(32) of Regulation S-K and Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and, accordingly, is not being filed as part of the Form 10-K for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibit 32.2

CERTIFICATION FURNISHED PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report on Form 10-K of SWS Group, Inc. (the "Company") for the period ended June 30, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Stacy M. Hodges, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to my knowledge that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 6, 2013



Stacy M. Hodges
Chief Financial Officer

The foregoing certification is being furnished as an exhibit to the Form 10-K pursuant to Item 601(b)(32) of Regulation S-K and Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and, accordingly, is not being filed as part of the Form 10-K for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

SWSGROUP

DIRECTORS


Joel T. Williams, III [1,3]
Attorney at Law


James H. Ross
President and CEO
SWS Group, Inc.


Robert A. Buchholz
Chairman of the Board,
Town Center Holdings, Inc.


Brodie L. Cobb [2]
CEO, Presidio Financial
Partners, LLC


J. Taylor Crandall [3]
Managing Partner, Oak Hill
Capital Partners III, L.P.


Christie S. Flanagan [1,2]
Counsel, Hunton &
Williams, LLP


Gerald J. Ford [3]
Chairman of the Board,
Hilltop Holdings Inc.


Larry A. Jobe [1,2]
Co-Founder and Chairman of
the Board, Legal Network, Ltd.


Tyree B. "Ty" Miller [1,3]
President,
A.G. Hill Partners, LLC


Dr. Mike Moses
Former Texas
Commissioner of Education

1 Member of the Audit Committee
2 Member of the Compensation Committee
3 Member of the Nominating/Corporate Governance Committee

OFFICERS


James H. Ross
President and
Chief Executive Officer


Stacy M. Hodges
Executive Vice President
Chief Financial Officer
and Treasurer


Daniel R. Leland
Executive Vice President


Richard H. Litton
Executive Vice President


W. Norman Thompson
Executive Vice President
and Chief Information Officer


Allen R. Tubb
Executive Vice President
General Counsel and Secretary


Laura Leventhal
Senior Vice President
Controller
Chief Financial Officer of
Southwest Securities, Inc.

OFFICE LOCATIONS

SOUTHWEST SECURITIES, INC.

CLEARING SERVICES:

1201 Elm Street
Suite 3500
Dallas, Texas 75270
(877) 797-6613

90 Matawan Road
Suite 303
Matawan, New Jersey 07747

MUNICIPAL FINANCE:

1201 Elm Street
Suite 3500
Dallas, Texas 75270
(214) 859-9407

120 Vantis
Suite 300
Aliso Viejo, California 92656
(949) 540-6772

2533 South Coast Highway 101
Suite 250
Cardiff, California 92007
(760) 632-1347

15760 Ventura Boulevard
Suite 2000
Encino, California 91436
(818) 212-2032

17011 Beach Boulevard
Suite 900
Huntington Beach,
California 92647
(714) 375-6690

11770 US Highway 1
East Tower
Suite 304E
Palm Beach Gardens,
Florida 33408
(561) 627-4145

1 South Wacker Drive
Suite 2290
Chicago, Illinois 60606
(312) 706-0774

360 East Vine Street
Suite 110
Lexington, Kentucky 40507
(859) 410-2602

6565 Americas Parkway NE
Suite 239
Albuquerque, New Mexico 87110
(505) 563-5860

100 Broadway, 9th Floor
New York, New York 10005
(212) 699-1025

10700 Sikes Place
Charlotte, North Carolina 28277
(704) 321-2201

1219 Assembly Street,
Suite 202
Columbia, South Carolina 29201
(803) 765-1004

1661 International Drive
Suite 380
Memphis, Tennessee 38120
(901) 507-9206

700 Central Expressway South
Suite 410
Allen, Texas 75013
(214) 859-9498

701 Brazos Street
Suite 400
Austin, Texas 78701
(512) 320-5860

4040 Broadway
Suite 220
San Antonio, Texas 78209
(210) 226-8677

TAXABLE FIXED INCOME:

1201 Elm Street
Suite 3500
Dallas, Texas 75270
(877) 883-2663

15760 Ventura Boulevard
Suite 2000
Encino, California 91436
(818) 212-2032

44 Montgomery Street
Suite 4020
San Francisco, California 94104
(415) 489-1940

31 Exhibition Lane
Aspen, Colorado 81611
(970) 236-9250

32186 Castle Court
Suite 250
Evergreen, Colorado 80439
(877) 779-0314

146 Nurmi Drive
Ft. Lauderdale, Florida 33301
(954) 468-2366
(954) 468-2367

500 East Broward Boulevard
Suite 128
Ft. Lauderdale, Florida 33301
(866) 797-9212

11770 US Highway 1
Suite 304E
Palm Beach Gardens, FL 33408
(561) 253-9594

1 South Wacker Drive
Suite 2290
Chicago, Illinois 60606
(312) 706-0750

300 Broadacres Drive
Suite 315
Bloomfield, New Jersey 07003
(888) 602-6856

100 Broadway, 9th Floor
New York, New York 10005
(877) 628-9700

1661 International Drive
Suite 380
Memphis, Tennessee 38120
(866) 798-5111

21 Waterway Avenue
Suite 300
The Woodlands, Texas 77380
(281) 362-2827

PRIVATE CLIENT GROUP:

1201 Elm Street
Suite 3500
Dallas, Texas 75270
(214) 859-1800

8350 Wilshire Boulevard
Beverly Hills, California 90211
(323) 658-4400
(800) 765-2200

24600 Silver Cloud Court
Suite 200
Monterey, California 93940
(831) 718-9800
(800) 765-2220

2804 Gateway Oaks Drive
Suite 100
Sacramento, California 95833
(916) 567-6600
(800) 765-2230

750 B Street
Suite 3100
San Diego, California 92101
(619) 234-2242
(800) 765-2222

50 California Street
Suite 2700
San Francisco, California 94111
(415) 263-1100
(888) 657-8376

4811 Gaillardia Parkway
Suite 105
Oklahoma City, Oklahoma 73142
(405) 302-4130
(877) 838-1234

704 Wall Street
Norman, Oklahoma 73069
(405) 928-5900
(877) 856-3760

7000 North MoPac Expressway
Suite 400
Austin, Texas 78731
(512) 340-1800

8201 Preston Road
Suite 600
Dallas, Texas 75225
(214) 987-5200
(800) 767-4397

1103 D Williams Drive
Georgetown, Texas 78628
(512) 869-1586

3 Riverway
Suite 1400
Houston, Texas 77056
713-808-6900

2450 South Shore Boulevard
Suite 220
League City, Texas 77573
(832) 632-5420

1127 Judson Road
Suite 242
Longview, Texas 75601
(903) 758-0111

1609 South Chestnut
Suite 103
Lufkin, Texas 75901
(936) 639-2391

5601 Granite Parkway
Suite 300
Plano, Texas 75024
(972) 624-6300

153 Treeline Park
Suite 101
San Antonio, Texas 78209
(210) 841-6400

1110 East State Highway 114
Suite 210
Southlake, Texas 76092
(817) 375-4740

SOUTHWEST SECURITIES, FSB

1201 Elm Street
Suite 3500
Dallas, Texas 75270
(214) 859-1800

FULL-SERVICE BANKING CENTERS:

7401 Jefferson Street Northeast
Albuquerque, New Mexico 87109
(505) 857-6200

1860 Sudderth Drive
Ruidoso, New Mexico 88345
(575) 257-1414

4501 Matlock
Suite 101
Arlington, Texas 76018
(817) 557-2090

1201 Elm Street
Suite 121
Dallas, Texas 75270
(469) 941-1200

4005 North Mesa
El Paso, Texas 79902
(915) 581-3981

6050 Southwest Boulevard
Suite 100
Fort Worth, Texas 76109
(817) 962-4010

1100 East Highway 377
Suite 101
Granbury, Texas 76048
(817) 573-2342

1110 East State Highway 114
Suite 100
Southlake, Texas 76092
(817) 375-4760

1791 Highway 77 North
Waxahachie, Texas 75165
(469) 941-1400

LOAN PRODUCTION OFFICES:

7000 North MoPac Expressway
Suite 400
Austin, Texas 78731
(512) 684-6390

3 Riverway
Suite 1410
Houston, Texas 77056
(713) 395-3860

153 Treeline Park, Suite 320
San Antonio, Texas 78209
(210) 841-6430

CORPORATE INFORMATION

SWS GROUP, INC.
James H. Ross
President and CEO

Corporate Headquarters
1201 Elm Street, Suite 3500
Dallas, Texas 75270-2180
(214) 859-1800
swst.com

SUBSIDIARIES

Southwest Securities, Inc.
James H. Ross
President and CEO
1201 Elm Street, Suite 3500
Dallas, Texas 75270-2180
(214) 859-1800
swst.com

Southwest Securities, FSB
Robert Chereck
Executive Chairman
and President
1201 Elm Street, Suite 3500
Dallas, Texas 75270-2180
(214) 859-1800
banking.swst.com

SWS Financial Services, Inc.
Larry G. Tate
CEO
1201 Elm Street, Suite 3500
Dallas, Texas 75270-2180
(800) 241-7849
swsfinancial.swst.com

Southwest Insurance Agency
William Nelson
President
1201 Elm Street, Suite 3500
Dallas, Texas 75270-2180
(214) 859-1708
(866) 797-9025
insurance.swst.com

INDEPENDENT ACCOUNTANTS
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, Texas 75201

TRANSFER AGENT
Computershare
Investor Services
350 Indiana Street, Suite 750
Golden, Colorado 80401

ANNUAL CERTIFICATIONS
The company submitted a Section 12(a) CEO Certification to the New York Stock Exchange on December 6, 2012. The company filed the CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 with the Securities and Exchange Commission as exhibits to its 2013 Annual Report on Form 10-K.

COMMON STOCK
Shares of SWS Group, Inc. common stock are listed and traded on the New York Stock Exchange under the symbol SWS.

FORM 10-K
Additional copies of the Company's fiscal 2013 Annual Report on Form 10-K are available upon request by writing to the corporate headquarters address.

ANNUAL MEETING
The 2013 Annual Meeting of Shareholders will be held at 9:00 a.m. on November 14, 2013, at 1201 Elm Street, Suite 4200, Renaissance Tower, Dallas, Texas 75270.

PERFORMANCE GRAPH

The following table compares the cumulative total shareholder return on our common stock for the 60-month period from June 2008 through June 2013, with the cumulative total return of the Dow Jones Wilshire 5000 Index and the Nasdaq Financial Index over the same period. The graph depicts the results of investing $100 in our common stock, the Dow Jones Wilshire 5000 Index and the Nasdaq Financial Index on June 30, 2008, including the reinvestment of dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among SWS Group, Inc., The Dow Jones Wilshire 5000 Index and The NASDAQ Financial Index


$160
$140
$120
$100
$80
$60
$40
$20
$0

	6/08	6/09	6/10	6/11	6/12	6/13
■ SWS Group, Inc.	$100.00	$ 86.17	$ 60.41	$ 38.78	$ 34.51	$ 35.28
■ Dow Jones Wilshire 5000	100.00	73.60	85.13	112.37	116.82	141.47
■ NASDAQ Financial	100.00	78.96	86.63	98.22	100.76	126.69

*$100 invested on 6/30/08 in stock or index, including the reinvestment of dividends.
Fiscal year ending June 30.

SWSGROUP®